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Prudential plc and Subsidiaries INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on September 28, 2010

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-15040

PRUDENTIAL PUBLIC LIMITED COMPANY

(Name of Registrant)

Laurence Pountney Hill,
London EC4R 0HH, England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K is hereby incorporated by reference, in its entirety, into Prudential Public Limited Company's registration statement on Form F-3 (File No. 333-153367).

SELECTED HISTORICAL FINANCIAL INFORMATION OF PRUDENTIAL

        The following table sets forth Prudential's selected consolidated financial data for the periods indicated. Certain data is derived from Prudential's consolidated financial statements prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Were Prudential to apply International Financial Reporting Standards as adopted by the European Union ("EU") as opposed to those issued by the IASB, no additional adjustments would be required. This table is only a summary and should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes included elsewhere in this document, together with the "Operating and Financial Review".

	Six Months Ended June 30,
	2010(1)	2010	2009
	(In $ Millions)	(In £ Millions)
Income statement data
Earned premiums, net of reinsurance	16,824	11,256	9,518
Investment return	7,514	5,027	3,625
Other income	1,127	754	574

Total revenue, net of reinsurance	25,465	17,037	13,717

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance	(20,403)	(13,650)	(10,783)
Acquisition costs and other expenditure	(3,967)	(2,654)	(2,446)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(193)	(129)	(84)
Loss on sale of Taiwan agency business	—	—	(559)

Total charges, net of reinsurance	(24,563)	(16,433)	(13,872)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)(2)	902	604	(155)
Tax (charge) credit attributable to policyholders' returns	(16)	(11)	79

Profit (loss) before tax attributable to shareholders	886	593	(76)
Tax (charge) credit attributable to shareholders' returns	(223)	(149)	(182)

Profit (loss) for the period	663	444	(258)

	Six Months Ended June 30,
	2010(1)		2010		2009
Other data
Based on profit (loss) for the period attributable to the equity holders of the Company:
Basic earnings (loss) per share	26.2	¢	17.5	p	(10.2	)p
Diluted earnings (loss) per share	26.2	¢	17.5	p	(10.2	)p
Dividend per share declared and paid in reporting period(5)	20.27	¢	13.56	p	12.91	p
Equivalent cents per share(6)			19.76	¢	20.52	¢
Market price at end of period	760	¢	508.5	p	414	p
Weighted average number of shares (in millions)	2,520		2,520		2,489

	As of and for the Six Months Ended June 30,		As of and for the Twelve Months Ended December 31,
	2010(1)	2010	2009
	(In $ Millions)	(In £ Millions)
Statement of financial position data
Total assets	363,828	243,412	227,754
Total policyholder liabilities and unallocated surplus of with-profits funds	312,361	208,979	196,417
Core structural borrowings of shareholder-financed operations	5,205	3,482	3,394
Total equity	10,759	7,198	6,303
Other data
New business:
Single premium sales(7)	12,497	8,361	14,438
New regular premium sales(3)(4)(7)	1,224	819	1,401
Gross investment product contributions(4)	76,760	51,355	96,057
Funds under management	461,862	309,000	290,000

(1)
Amounts stated in US dollars have been translated from pounds sterling at the rate of $1.4947 per £1.00 (the noon buying rate in New York City on June 30, 2010).

(2)
This measure is the formal profit (loss) before tax measure under IFRS but is not the result attributable to shareholders. See "Presentation of results before tax" in "IFRS Critical Accounting Policies" within the "Operating and Financial Review" section for further explanation.

(3)
New regular premium sales are reported on an annualized basis, which represents a full year of installments in respect of regular premiums, irrespective of the actual payments made during the period.

(4)
The new business premiums in the table shown above are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts shown are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. Department of Work and Pensions ("DWP") rebate business is classified as single recurrent business. Internal vesting business is classified as new business where the contracts include an open market option.

The details shown above for new business include contributions for contracts that are classified under IFRS 4 "Insurance Contracts" as not containing significant insurance risk. These products are described as investment contracts or other financial instruments under IFRS. Contracts included in this category are primarily certain unit-linked and similar contracts written in UK insurance operations and Guaranteed Investment Contracts and similar funding agreements written in US operations.

Investment products included in gross investment product contributions in the table above are unit trusts, mutual funds and similar types of retail fund management arrangements. These are unrelated to insurance products that are classified as "investment contracts" under IFRS 4, as described in the preceding paragraph, although similar IFRS recognition and measurement principles apply to the acquisition costs and fees attaching to this type of business.

(5)
Under IFRS, dividends declared after the balance sheet date in respect of the prior reporting period are treated as a non-adjusting event. The appropriation reflected in the statement of changes in equity, therefore, includes the final or any second interim dividend in respect of the prior period. Parent company dividends relating to the reporting period were an interim dividend of 6.61p per share for the first half of 2010 and 6.29p per share for the first half of 2009.

(6)
The dividends have been translated into US dollars at the noon buying rate on the dates the payments were made.

(7)
The new business premiums in the table shown above only reflect Prudential's retained businesses as at June 30, 2010. The new business premiums shown, including the comparatives for the twelve months ended December 31, 2009, exclude the new business premiums from the Japanese life insurance operations which ceased writing new business in February 2010, and the new business premiums for the Taiwan agency business, which was sold in June 2009, but include amounts for the retained Taiwan bank distribution business.

EXCHANGE RATE INFORMATION

        Prudential publishes its consolidated financial statements in pounds sterling. References in this document to "US dollars", "US$", "$" or "¢" are to US currency, references to "pounds sterling", "£", "pounds", "pence" or "p" are to UK currency (there are 100 pence to each pound) and references to "Euro" or "€" are to the single currency adopted by the participating members of the European Union. The following table sets forth for each period the average of the noon buying rates on the last business day of each month of that period, as certified for customs purposes by the Federal Reserve Bank of New York, for pounds sterling expressed in US dollars per pound sterling for each of the reported periods. Prudential has not used these rates to prepare its consolidated financial statements.

Period	Average rate
Six months ended June 30, 2009	1.49
Twelve months ended December 31, 2009	1.57
Six months ended June 30, 2010	1.52

        The following table sets forth the high and low buying rates for pounds sterling expressed in US dollars per pound sterling for each of the previous six months:

Month	High rate	Low rate
March 2010	1.53	1.49
April 2010	1.55	1.52
May 2010	1.52	1.43
June 2010	1.51	1.44
July 2010	1.57	1.50
August 2010	1.60	1.54

        On September 24, 2010, the latest practicable date prior to this filing, the noon buying rate was £1.00 = $1.58.

FORWARD-LOOKING STATEMENTS

        This report on Form 6-K may contain certain "forward-looking statements" with respect to certain of Prudential's plans and its current goals and expectations relating to its future financial condition, performance, results, strategy and objectives. Statements containing the words "believes", "intends", "expects", "plans", "seeks" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Prudential's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, and the performance of financial markets generally; the policies and actions of regulatory authorities, the impact of competition, inflation, and deflation; experience in particular with regard to mortality and morbidity trends, lapse rates and policy renewal rates; the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries; and the impact of changes in capital, solvency standards or accounting standards, and tax and other legislation and regulations in the jurisdictions in which Prudential and its affiliates operate. This may for example result in changes to assumptions used for determining results of operations or re-estimations of reserves for future policy benefits. As a result, Prudential's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Prudential's forward-looking statements. Prudential undertakes no obligation to update the forward-looking statements contained in this statement or any other forward-looking statements it may make, whether as a result of future events, new information or otherwise except as required pursuant to the UK Prospectus Rules, the UK Listing Rules, the UK Disclosure and Transparency Rules, the Hong Kong Listing Rules, the SGX-ST listing rules or the US listing rules.

 EEV BASIS AND NEW BUSINESS RESULTS

        In addition to IFRS basis results, Prudential's filings with the UK Listing Authority and Group Annual Reports include reporting by Key Performance Indicators ("KPIs"). These include results prepared in accordance with the European Embedded Value ("EEV") Principles and Guidance issued by the Chief Financial Officers' ("CFO") Forum of European Insurance Companies, and New Business measures.

        The EEV basis is a value based method of reporting in that it reflects the change in the value of in-force long-term business over the accounting period. This value is called the shareholders' funds on the EEV basis which, at a given point in time, is the value of future cash flows expected to arise from the current book of long-term insurance business plus the net worth (based on statutory solvency capital (or economic capital where higher) and free surplus) of Prudential's life insurance operations. Prudential publishes its EEV basis results semi-annually in the UK market and beginning in 2010, Prudential also publishes its EEV basis results semi-annually in the Hong Kong and Singapore markets.

        New Business results are published quarterly and are provided as an indicative volume measure of transactions undertaken in the reporting period that have the potential to generate profits for shareholders. The amounts are not, and are not intended to be, reflective of premium income recorded in the IFRS income statement. As from the first quarter of 2010, EEV basis new business profits and margins are also published quarterly.

OPERATING AND FINANCIAL REVIEW

        The following discussion and analysis should be read in conjunction with Prudential's unaudited condensed consolidated interim financial statements and the related notes to Prudential's unaudited condensed consolidated interim financial statements for the period ended June 30, 2010 included in this document. Prudential's unaudited condensed consolidated interim financial statements have been prepared in accordance with IFRS. A summary of the critical accounting policies which have been applied to these statements is set forth in the section below entitled "—IFRS Critical Accounting Policies".

        The results discussed below are not necessarily indicative of the results to be expected in any future periods. This discussion contains forward-looking statements based on current expectations, which involve risks and uncertainties. Actual results and the timing of certain events may differ significantly from those projected in these forward-looking statements due to a number of factors.

 Introduction

        In the first half of 2010, Prudential continued to provide a broad range of financial products and services, primarily to the retail market. Prudential's principal operations continue to be in Asia, the United States and the United Kingdom. The accounting policies applied by Prudential in determining the IFRS basis results reflected in Prudential's unaudited condensed consolidated interim financial statements for the period ended June 30, 2010 are the same as those previously adopted in Prudential's consolidated financial statements for the year ended December 31, 2009, except for the adoption of new accounting pronouncements in 2010. The more significant such accounting pronouncements include the revised IFRS 3, "Business Combinations" and amendments to IAS 27, "Consolidated and Separate Financial Statements". The changes in accounting policies as a result of the adoption of these two standards has been applied prospectively. No restatement of 2009 comparatives is required. Further details of the impact on Prudential's consolidated interim financial statements are shown in note B to the unaudited condensed consolidated interim financial statements.

IFRS Critical Accounting Policies

        Prudential's discussion and analysis of its financial condition and results of operations are based upon Prudential's unaudited condensed consolidated interim financial statements, prepared in accordance with International Financial Reporting Standards as issued by the IASB and as endorsed by the EU. EU-endorsed IFRS may differ from IFRS as issued by the IASB if, at any point in time, new or amended IFRS standards have not been endorsed by the EU. As at June 30, 2010, there were no unendorsed standards effective for the period ended June 30, 2010 affecting the consolidated financial information of Prudential, and there was no difference between IFRS endorsed by the EU and IFRS as issued by the IASB in terms of their application to Prudential. Accordingly, Prudential's financial information for the period ended June 30, 2010 is prepared in accordance with IFRS as issued by the IASB. It is Prudential's policy to adopt mandatory requirements of new or altered EU-adopted IFRS standards where required, with earlier adoption applied where permitted and appropriate in the circumstances.

        The preparation of these financial statements requires Prudential to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent assets and liabilities. On an on-going basis, Prudential evaluates its estimates, including those related to long-term business provisioning, the fair value of assets and the declaration of bonus rates. Prudential bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        Critical accounting policies are defined as those that are reflective of significant judgments and uncertainties, and potentially give rise to different results under different assumptions and conditions. Prudential believes that its critical accounting policies are limited to those described below.

        The critical accounting policies in respect of the items discussed below are critical for Prudential's results in so far as they relate to the Prudential's shareholder-financed business. In particular, this applies for Jackson National Life Company "Jackson", which is the largest shareholder-backed business in Prudential. The policies are not critical in respect of the Group's with-profits business, except for the treatment of unallocated surplus. This distinction reflects the basis of recognition and the accounting treatment of unallocated surplus of with-profits funds as a liability. Accordingly, explanation is provided in this section as to why the distinction between the with-profits business and shareholder-backed business is relevant.

        In order to provide relevant analysis that is appropriate to the circumstances applicable to the Prudential's businesses, the explanations refer to types of business, fund structure, the relationship between asset and policyholder liability measurement, and the differences in the method of accounting permitted under IFRS 4 for accounting for insurance contract assets, policyholder liabilities and unallocated surplus of Prudential's with-profits funds.

        The policies and key assumptions described below are relevant to the reporting periods covered by this filing. Quantitative analysis for the year ended December 31, 2009 was provided in Prudential's annual report for 2009 filed with the SEC on Form 20-F. Quantitative analysis for the six months to June 30, 2010 is generally not provided in this section apart from information relating to Jackson's available-for-sale debt securities portfolio and unrecognized deferred tax assets. Other quantitative analysis as applied for the 2010 full year results, will be provided in Prudential's annual report for 2010 to be filed with the SEC on Form 20-F.

Investments

Determining the fair value of financial investments when the markets are not active

        Prudential holds certain financial investments for which the markets are not active. These can include financial investments which are not quoted on active markets and financial investments for which markets are no longer active as a result of market conditions, e.g., market illiquidity. When the markets are not active, there is generally no or limited observable market data to account for the financial investments at fair value. The determination of whether an active market exists for a financial investment requires management's judgment.

        If the market for a financial investment of Prudential is not active, the fair value is determined by using valuation techniques. Prudential establishes fair value for these financial investments by using quotations from independent third parties, such as brokers or pricing services or by using internally developed pricing models. Priority is given to publicly available prices from independent sources, when available, but overall, the source of pricing and/or the valuation technique is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. The valuation techniques include the use of recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation and may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively affect the reported fair value of these financial investments.

        The financial investments measured at fair value are classified (from January 1, 2009) into the following three level hierarchy on the basis of the lowest level of inputs that is significant to the fair value measurement of the financial investments concerned:

    Level 1: Quoted prices (unadjusted) in active markets for identical assets and liabilities.

    Level 2: Inputs other than quoted prices included within level 1 that are observable either directly or indirectly (i.e. derived from prices).

    Level 3: Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs).

        As at June 30, 2010, £4,982 million of the financial investments (net of derivative liabilities) valued at fair value were classified as level 3, which represents three per cent of the total financial investments (net of derivative liabilities) carried at fair value at that date. Of these, £892 million are held to back shareholder non-linked business, and so changes to these valuations will directly affect shareholders' equity. Further details of the classification of financial instruments are given in note T to Prudential's unaudited condensed consolidated interim financial statements.

Determining impairments relating to financial assets

Available-for-sale securities

        Under IAS 39, Prudential has the option to account for individual financial instruments as available-for-sale. Currently the only financial investments carried on an available-for-sale basis are represented by Jackson's debt securities portfolio. The consideration of evidence of impairment requires management's judgment. In making this determination the factors considered include, for example,

  •
  Whether the decline of the financial investment's fair value is substantial

        A substantial decline in fair value might be indicative of a credit loss event that would lead to a measurable decrease in the estimated future cash flows.

  •
  The impact of the duration of the security on the calculation of the revised estimated cash flows

        The duration of a security for maturity helps to inform whether assessments of estimated future cash flows that are higher than market value are reasonable.

  •
  The duration and extent to which the amortized cost exceeds fair value

        This factor provides an indication of how the contractual cash flows and effective interest rate of a financial asset compares with the implicit market estimate of cash flows and the risk attaching to a 'fair value' measurement. The length of time for which that level of difference has been in place may also provide further evidence as to whether the market assessment implies an impairment loss has arisen.

  •
  The financial condition and prospects of the issuer or other observable conditions that indicate the investment may be impaired.

        If a loss event that will have a detrimental effect on cash flows is identified an impairment loss in the income statement is recognized. The loss recognized is determined as the difference between the book cost and the fair value of the relevant impaired securities. This loss comprises the effect of the expected loss of contractual cash flows and any additional market price driven temporary reductions in values.

        For Jackson's residential mortgage-backed and other asset-backed securities all of which are classified as available-for-sale, the model used to analyze cash flows begins with the current delinquency experience of the underlying collateral pool for the structure by applying assumptions about how much of the currently delinquent loans will eventually default, and multiplying this by an assumed loss severity. Additional factors are applied to anticipate the effect of ageing. After applying a cash flow simulation an indication is obtained as to whether or not the security has suffered, or is anticipated to suffer, a principal or interest payment shortfall. If a shortfall applies an impairment charge is recorded.

        The difference between the fair value and book cost for unimpaired securities accounted for as available-for-sale is accounted for as unrealized gains or losses, with the movements in the accounting period being accounted for in other comprehensive income.

        Prudential's review of fair value involves several criteria, including economic conditions, credit loss experience, other issuer-specific developments and future cash flows. These assessments are based on the best available information at the time. Factors such as market liquidity, the widening of bid/ask spreads and a change in cash flow assumptions can contribute to future price volatility. If actual experience differs negatively from the assumptions and other considerations used in the consolidated financial information, unrealized losses currently in equity may be recognized in the income statement in future periods. The preceding note in this section provides explanation on how fair value is determined when the markets for the financial investments are not active.

        In the first half of 2010 there was a movement in the statement of financial position for Jackson's debt securities classified as available-for-sale from a net unrealized gain of £4 million at December 31, 2009 to a net unrealized gain of £1,171 million at June 30, 2010. The gross unrealized gain in the statement of financial position increased from £970 million at December 31, 2009 to £1,692 million at June 30, 2010, while the gross unrealized loss decreased from £966 million at December 31, 2009 to £521 million at June 30, 2010.

        These features are included in the table shown below of the movements in the values of Jackson's available-for-sale securities.

	June 30, 2010	Changes in unrealized appreciation**	Foreign exchange translation	December 31, 2009
	(In £ Millions)
Assets fair valued at below book value
Book value*	3,796			8,220
Unrealized loss	(521)	512	(67)	(966)

Fair value (as included in statement of financial position)	3,275			7,254

Assets fair valued at or above book value
Book value*	22,276			14,444
Unrealized gain	1,692	632	90	970

Fair value (as included in statement of financial position)	23,968			15,414

Total
Book value*	26,072			22,664
Net unrealized gain	1,171	1,144	23	4

Fair value (as included in statement of financial position)***	27,243			22,668

*
Book value represents the cost / amortized cost of debt securities.

**
Translated at the average rate of $1.5253: £1.

***
Debt securities for US operations included in the statement of financial position at June 30, 2010 of £27,371 million, and as referred to above comprise £27,243 million for securities classified as available-for-sale, as shown above, and £128 million for securities of consolidated investment funds classified as fair value through profit and loss.

        The following tables provide further detail regarding the key attributes of Jackson's available-for-sale securities that are in an unrealized loss position at June 30, 2010.

(a)   Fair value of securities as a percentage of book value

        The unrealized losses on unimpaired securities in Jackson's statement of financial position £521 million (December 31, 2009: £966 million), relating to assets with a fair market value and a book value of £3,275 million (December 31, 2009: £7,254 million) and £3,796 million (December 31, 2009: £8,220 million), respectively. The following table shows the fair value of the securities in a gross unrealized loss position for various percentages of book value:

	June 30, 2010		December 31, 2009
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Between 90% and 100%	2,133	(70)	5,127	(169)
Between 80% and 90%	661	(111)	1,201	(203)
Below 80%	481	(340)	926	(594)

	3,275	(521)	7,254	(966)

        Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	June 30, 2010		December 31, 2009
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Between 90% and 100%	118	(6)	102	(3)
Between 80% and 90%	95	(16)	160	(28)
Below 80%	103	(48)	159	(88)

	316	(70)	421	(119)

(b)   Unrealized losses by maturity of security

	June 30, 2010	December 31, 2009
	(In £ Millions)
Less than 1 year	—	—
1 year to 5 years	(13)	(29)
5 years to 10 years	(31)	(127)
More than 10 years	(43)	(92)
Mortgaged-backed and other debt securities	(434)	(718)

Total	(521)	(966)

(c)   Age analysis of unrealized loss position for the periods indicated

        The following table shows the age analysis of all the unrealized losses in the Jackson available-for-sale portfolio by reference to the length of time the securities have been in an unrealized loss position:

	June 30, 2010			December 31, 2009
	Non- investment grade	Investment grade	Total	Non- investment grade	Investment grade	Total
	(In £ Millions)
Less than 6 months	(15)	(6)	(21)	(7)	(51)	(58)
6 months to 1 year	(3)	(4)	(7)	(25)	(59)	(84)
1 year to 2 years	(78)	(24)	(102)	(59)	(234)	(293)
2 years to 3 years	(121)	(68)	(189)	(125)	(199)	(324)
More than 3 years	(105)	(97)	(202)	(35)	(172)	(207)

	(322)	(199)	(521)	(251)	(715)	(966)

        At June 30, 2010, the gross unrealized losses in the statement of financial position for Jackson's available-for-sale sub-prime and Alt-A securities in an unrealized loss position were £70 million (December 31, 2009: £119 million), as shown above in note (a). Of these losses, £5 million (December 31, 2009: £21 million) relate to securities that have been in an unrealized loss position for less than one year and £65 million (December 31, 2009: £98 million) to securities that have been in an unrealized loss position for more than one year.

(d)   Securities whose fair value were below 80 per cent of book value

        As shown in note (a) above, £340 million of the £521 million of gross unrealized losses on Jackson's available-for-sale securities at June 30, 2010 (December 31, 2009: £594 million of the £966 million of gross unrealized losses) related to securities whose fair value was below 80 per cent of the book value. The analysis of the £340 million (December 31, 2009: £594 million), by category of debt securities and by age analysis indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	June 30, 2010		December 31, 2009
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Analysis by category of debt security:
Residential mortgage-backed securities
Prime	144	(66)	322	(153)
Alt-A	39	(15)	77	(33)
Sub-prime	64	(33)	82	(55)

	247	(114)	481	(241)
Commercial mortgage-backed securities	26	(57)	87	(86)
Other asset-backed securities	135	(142)	183	(188)

Total structured securities	408	(313)	751	(515)
Corporates	73	(27)	175	(79)

Total	481	(340)	926	(594)

	June 30, 2010		December 31, 2009
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Age analysis of fair value being below 80 per cent for the period indicated
Less than 3 months	36	(11)	153	(45)
3 months to 6 months	6	(3)	5	(3)
More than 6 months	439	(326)	768	(546)

Total	481	(340)	926	(594)

Assets held at amortized cost

        Financial assets classified as loans and receivables under IAS 39 are initially recognized at fair value plus transaction costs. Subsequently, they are carried at amortized cost using the effective interest rate method. The loans and receivables include loans collateralized by mortgages, deposits and loans to policyholders. In estimating future cash flows, Prudential looks at the expected cash flows of the assets and applies historical loss experience of assets with similar credit risks and adjusts for conditions in the historical loss experience which no longer exist or for conditions that are expected to arise. The estimated future cash flows are discounted using the financial asset's original or variable effective interest rate and exclude credit losses that have not yet been incurred.

        The risks inherent in reviewing the impairment of any investment include the risk that market results may differ from expectations; facts and circumstances may change in the future and differ from estimates and assumptions; and Prudential may later decide to sell the asset as a result of changed circumstances.

Insurance contracts

Product classification

        IFRS 4 requires contracts written by insurers to be classified as either "insurance contracts" or "investment contracts" depending on the level of insurance risk transferred. Insurance risk is a pre-existing risk, other than financial risk, transferred from the contract holder to the contract issuer. If significant insurance risk is transferred by the contract then it is classified as an insurance contract. Contracts that transfer financial risk but not significant insurance risk are termed investment contracts. Furthermore, some contracts, both insurance and investment, contain discretionary participation features representing the contractual right to receive additional benefits as a supplement to guaranteed benefits:

  (a)
  that are likely to be a significant portion of the total contractual benefits;

  (b)
  whose amount or timing is contractually at the discretion of the insurer; and

  (c)
  that are contractually based on asset or fund performance, as discussed in IFRS 4.

        Accordingly, insurers must perform a product classification exercise across their portfolio of contracts issued to determine the allocation to these various categories. IFRS 4 permits the continued usage of previously applied GAAP for insurance contracts and investment contracts with discretionary participating features. Except for UK regulated with-profits funds, as described below, subsequently this basis has been applied by Prudential.

        For investment contracts that do not contain discretionary participating features, IAS 39 and, where the contract includes an investment management element, IAS 18, apply measurement principles to assets and liabilities attaching to the contract.

Valuation assumptions

(i)    Contracts of with-profits funds

        Prudential's insurance contracts and investment contracts with discretionary participating features are primarily with-profits and other protection type policies. For UK regulated with-profits funds, the contract liabilities are valued by reference to the FSA realistic basis. In aggregate, this basis has the effect of placing a value on the liabilities of UK with-profits contracts, which reflects the amounts expected to be paid based on the current value of investments held by the with-profits funds and current circumstances.

        The basis of determining liabilities for Prudential's with-profits business has little or no effect on the results attributable to shareholders. This is because movements on liabilities of the with-profits funds are absorbed by the unallocated surplus. Except through indirect effects, or in remote circumstances as described below, changes to liability assumptions are therefore reflected in the carrying value of the unallocated surplus which is accounted for as a liability rather than shareholders' equity.

        Prudential's other with-profits contracts are written in with-profits funds that operate in some of Prudential's Asian operations. The liabilities for these contracts and those of Prudential Annuities Limited, which is a subsidiary company of the Prudential Assurance Company ("PAC") with-profits funds, are determined differently. For these other with-profits contracts applicable to Prudential's activities in the first half of 2010 and 2009, the liabilities are estimated using actuarial methods based on assumptions relating to premiums, interest rates, investment returns, expenses, mortality and surrenders. The assumptions to which the estimation of these reserves is particularly sensitive are the interest rate used to discount the provision and the assumed future mortality experience of policyholders.

        For liabilities determined using the basis described above for UK regulated with-profits funds, and the other liabilities described in the preceding paragraph, changes in estimates arising from the likely range of possible changes in underlying key assumptions have no direct impact on the reported profit.

        This lack of sensitivity reflects the with-profits fund structure, basis of distribution, and the application of previous GAAP to the unallocated surplus of with-profits funds as permitted by IFRS 4. Changes in liabilities of these contracts that are caused by altered estimates are absorbed by the unallocated surplus of the with-profits funds with no direct effect on shareholders' equity.

(ii)   Other contracts

        Contracts, other than those of with-profits funds, are written in shareholder-backed operations of Prudential. The significant shareholder-backed product groupings and the factors that may significantly affect IFRS results due to experience against assumptions or changes of assumptions vary significantly between business units. For some types of business the effect of changes in assumptions may be significant, whilst for others, due to the nature of the product, assumption setting may be of less significance. The nature of the products and the significance of assumptions are discussed below. From the perspective of shareholder results the key sensitivity relates to the assumption for allowance for credit risk for UK annuity business.

Jackson

        Jackson offers individual fixed annuities, fixed index annuities, immediate annuities, variable annuities, individual and variable life insurance and institutional products. With the exception of institutional products and an incidental amount of business for annuity certain contracts, which are accounted for as investment contracts under IAS 39, all of Jackson's contracts are accounted for under IFRS 4 as insurance contracts by applying US GAAP, the previous GAAP used before IFRS adoption. The accounting requirements under US GAAP and the effect of changes in valuation assumptions are considered below for fixed annuity, variable annuity and traditional life insurance contracts.

        Fixed annuity contracts, which are investment contracts under US GAAP terminology, are accounted for by applying in the first instance a retrospective deposit method to determine the liability for policyholder benefits. This is then augmented by potentially three additional amounts, namely deferred income, any amounts previously assessed against policyholders that are refundable on termination of the contract, and any premium deficiency, i.e. any probable future loss on the contract. These types of contract contain considerable interest rate guarantee features.

        Notwithstanding the accompanying market risk exposure, except in the circumstances of interest rate scenarios where the guarantee rates included in contract terms are higher than crediting rates that can be supported from assets held to cover liabilities, the accounting measurement of Jackson's fixed annuity products is not generally sensitive to interest rate risk. This position derives from the nature of the products and the US GAAP basis of measurement.

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. In general terms, liabilities for these benefits are accounted for under US GAAP by using estimates of future benefits and fees under best estimate assumptions. For variable annuity business, the key assumption is the expected long-term level of equity market returns as described further below under "Deferred acquisition costs—Jackson".

        For traditional life insurance contracts, provisions for future policy benefits are determined using the net level premium method and assumptions as of the issue date as to mortality, interest, policy lapses and expenses plus provisions for adverse deviation.

        Except to the extent of mortality experience, which primarily affects profits through variations in claim payments and the guaranteed minimum death benefit reserves, the profits of Jackson are relatively insensitive to changes in insurance risk. This reflects the principally spread and fee-based nature of Jackson's business.

Asian operations

        The insurance products written in Prudential's Asian operations principally cover with-profits business, unit-linked business, and other non-participating business. The results of with-profits business are relatively insensitive to changes in estimates and assumptions that affect the measurement of policyholder liabilities. As for the UK business, this feature arises because unallocated surplus is accounted for by Prudential as a liability. The results of Asian unit-linked business are also relatively insensitive to changes in estimates or assumptions.

Deferred acquisition costs

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the FSA realistic regime, these costs, which vary with, and are primarily related to, the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

        The deferral and amortization of acquisition costs is of most relevance to Prudential's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed business are for individual and group annuity business where the incidence of acquisition costs is negligible.

Jackson

        For term business, acquisition costs are deferred and amortized in line with expected premiums. For annuity and interest-sensitive business, acquisition costs are deferred and amortized in line with expected gross profits on the relevant contracts. For interest-sensitive annuity and life business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual experience is measured by the internally developed mortality studies.

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. Under US GAAP, the grandfathered basis of accounting under IFRS 4, acquisition costs for Jackson's variable annuity products are amortized in line with the emergence of profits. The measurement of the amortization in part reflects current period fees earned on assets covering liabilities to policyholders, and the expected level of future gross profits, which depends on the assumed level of future fees. The key assumption is the expected long-term level of equity market returns, as described below.

        Under US GAAP the projected gross profits reflect an assumed long-term level of equity return which, for Jackson, is 8.4 per cent. This is applied to the period end level of separate account equity assets after application of a mean reversion technique that broadly removes the effect of levels of short-term volatility in current market returns. Under the mean reversion technique applied by Jackson, subject to a capping feature, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current year, the 8.4 per cent annual return is applied on average over the eight-year period. Projected returns after the next five years are also applied at the 8.4 per cent rate of return. The capping feature in the eight-year mean reversion period, which currently applies due to the very sharp market falls in 2008, is that the projected rates of return for the next five years can be no more than 15 per cent per annum. If Jackson had not applied the mean reversion methodology and had instead applied a constant 8.4 per cent annual return from today's asset values, the impact would be a reduction in deferred acquisition costs of £107 million.

        The level of acquisition costs carried in the statement of financial position is also sensitive to unrealized valuation movements on debt securities held to back the liabilities and solvency capital.

Pensions

        Prudential applies the requirements of IAS 19, "Employee Benefits" and associated interpretations including IFRIC 14 "IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction", to its defined benefit pension schemes. The principal defined benefit pension scheme is the Prudential Staff Pension Scheme ("PSPS"). For PSPS the terms of the trust deed restrict shareholders' access to any underlying surplus. Accordingly, applying the interpretation of IFRIC 14, any underlying IAS 19 basis surplus is not recognized for IFRS reporting.

        The financial position for PSPS recorded in the IFRS financial information reflects the higher of any underlying IAS 19 deficit and any obligation for deficit funding.

        The economic participation in the surplus or deficits attaching to PSPS and the smaller Scottish Amicable Pensions Scheme ("SAPS") are shared between the PAC with-profits sub-fund ("WPSF") and shareholder operations. The economic interest reflects the source of contributions over the scheme life, which in turn reflects the activity of the members during their employment.

        In the case of PSPS, movements in the apportionment of the financial position for PSPS between the WPSF and shareholders' funds in the first half of 2010 reflect the 70/30 ratio applied to the base deficit position as at December 31, 2005 but with service cost and contributions for ongoing service apportioned by reference to the cost allocation for activity of current employees. For SAPS, the ratio is estimated to be 50/50 between the WPSF and shareholders' funds.

        Due to the inclusion of actuarial gains and losses in the income statement rather than being recognized directly in other comprehensive income, the results of Prudential are affected by changes in interest rates for corporate bonds that affect the rate applied to discount projected pension payments and changes in mortality assumptions and changes in inflation assumptions.

Deferred tax

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all the available evidence, it can be regarded as more likely than not that there will be suitable taxable profits against which the losses can be relieved.

        The taxation regimes applicable to Prudential apply separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a capital or trading nature may affect the recognition of deferred tax assets. The judgments made, and uncertainties considered, in arriving at deferred tax balances in the financial information are discussed in note L to the unaudited condensed consolidated interim financial statements.

Goodwill

        Goodwill impairment testing requires the exercise of judgment by management as to prospective future cash flows.

Other features of IFRS accounting that are of particular significance to an understanding of Prudential's results

        The other features that are of particular significance relate to: the timing of adoption of certain IFRS standards and their consequential impact upon the financial statements; the accounting for UK with-profits funds; and the presentation of certain items in the financial statements.

Insurance contract accounting

        With the exception of investment contracts without discretionary participation features, Prudential's life assurance contracts are classified as insurance contracts and investment contracts with discretionary participating features.

        As permitted by IFRS 4, assets and liabilities of these contracts are accounted for under previously applied GAAP. In limited circumstances, Prudential has chosen to apply a more relevant or reliable measure. The following paragraphs explain how Prudential currently applies this policy. Except as described below, in respect of UK regulated with-profits funds where the basis applied has been improved to a more relevant or reliable measure (also as permitted under IFRS 4), the modified statutory basis ("MSB") of reporting as set out in the revised Statement of Recommended Practice ("SORP") issued by the Association of British Insurers ("ABI") has been applied to Prudential's UK and overseas operations.

        In 2005, Prudential chose to improve its IFRS accounting for UK regulated with-profits funds by the voluntary application of the UK accounting standard FRS 27, "Life Assurance". Under this standard, the main accounting changes that were required for UK with-profits funds were:

  •
  derecognition of deferred acquisition costs and related deferred tax; and

  •
  replacement of MSB liabilities with adjusted realistic basis liabilities.

        The results included in the unaudited condensed consolidated interim financial statements reflect this basis.

        Unallocated surplus represents the excess of assets over policyholder liabilities for Prudential's with-profits funds that have yet to be appropriated between policyholders and shareholders. Prudential has opted to account for unallocated surplus wholly as a liability with no allocation to equity.

        This treatment reflects the fact that shareholders' participation in the cost of bonuses arises only on distribution. Shareholder profits on with-profits business reflect one-ninth of the cost of declared bonus.

        For Prudential's current overseas operations, the application of the MSB (which permits the use of local GAAP in some circumstances) varies depending upon the basis of accounting applied prior to IFRS adoption or acquisition by Prudential, and whether adjustments to the basis or a more appropriate method should be applied. For Jackson, applying the MSB as applicable to overseas operations, which permits the application of local GAAP in some circumstances, the assets and liabilities of insurance contracts are accounted for under insurance accounting prescribed by US GAAP. For the assets and liabilities of insurance contracts of Prudential's current Asian operations, the local GAAP is applied with adjustments, where necessary, to comply with UK GAAP. For the operations in Taiwan, Vietnam and Japan, countries where local GAAP is not appropriate in the context of the previously applied MSB, accounting for insurance contracts is based on US GAAP. For participating business the liabilities include provisions for the policyholders' interest in realized investment gains and other surpluses that, where appropriate, and in particular for Vietnam, have yet to be declared as bonuses.

        The usage of these bases of accounting has varying effects on the way in which product options and guarantees are measured. For UK regulated with-profits funds, options and guarantees are valued on a market consistent basis. For other operations a market consistent basis is not applied.

        In Prudential's US operations for the Guaranteed Minimum Death Benefit ("GMDB") and "for life" Guaranteed Minimum Withdrawal Benefit ("GMWB") features which are valued in accordance with US GAAP for IFRS purposes, the difference in approach to valuing these liabilities and the attaching hedging derivatives, together with the effect of other factors in the hedging program for these liabilities gives rise to net hedging gains and losses, which are variable from period to period.

Valuation and accounting presentation of fair value movements of derivatives and debt securities of Jackson

        Under IAS 39, derivatives are required to be carried at fair value. Unless net investment hedge accounting is applied, value movements on derivatives are recognized in the income statement. With the exception of value movements on derivatives held for variable annuities and other equity hedging activities, the value movements on derivatives held by Jackson are separately identified within the supplementary analysis of profit in the category of short-term fluctuations in investment returns. Derivative value movements in respect of equity risk within variable annuity business and other equity related hedging activities are included within the operating profit based on longer-term investment return.

        For derivative instruments of Jackson, Prudential has considered whether it is appropriate to undertake the necessary operational changes to qualify for hedge accounting so as to achieve matching of value movements in hedging instruments and hedged items in the performance statements. In reaching the decision a number of factors were particularly relevant. These were:

  •
  IAS 39 hedging criteria have been designed primarily in the context of hedging and hedging instruments that are assessable as financial instruments that are either stand-alone or separable from host contracts, rather than, for example, duration characteristics of insurance contracts;

  •
  the high hurdle levels under IAS 39 of ensuring hedge effectiveness at the level of individual hedge transactions;

  •
  the difficulties in applying the macro hedge provisions under IAS 39 (which are more suited to banking arrangements) to Jackson's derivative book;

  •
  the complexity of asset and liability matching of US life insurers such as those with Jackson's product range; and

  •
  whether it is possible or desirable, without an unacceptable level of costs and constraint on commercial activity, to achieve the accounting hedge effectiveness required under IAS 39.

        Taking account of these considerations Prudential has decided that, except for certain minor categories of derivatives, it is not appropriate to seek to achieve hedge accounting under IAS 39. As a result of this decision, the total income statement results are more volatile as the movements in the value of Jackson's derivatives are reflected within it.

        Under IAS 39, unless carried at amortized cost (subject to impairment provisions where appropriate) under the held-to-maturity category, debt securities are also carried at fair value. Prudential has chosen not to classify any financial assets as held-to-maturity. Debt securities of Jackson are designated as available-for-sale, with value movements less impairments being recorded as movements within other comprehensive income. Impairment losses are recorded in the income statement.

Presentation of results before tax

        The total tax charge for Prudential reflects tax that in addition to relating to shareholders' profits is also attributable to policyholders and unallocated surplus of with-profits funds and unit-linked policies. However, pre-tax profits are determined after transfers to or from unallocated surplus of with-profits funds. These transfers are in turn determined after taking account of tax borne by with-profits funds. Consequently, reported profit before the total tax charge is not representative of pre-tax profits attributable to shareholders. In order to provide a measure of pre-tax profits attributable to shareholders Prudential has chosen to adopt an income statement presentation of the tax charge and pre-tax results that distinguishes policyholder and shareholder components.

Segmental analysis of results and earnings attributable to shareholders

        Prudential uses operating profit based on longer-term investment returns as the segmental measure of its results. The basis of calculation is disclosed in the paragraph in this section entitled "Analysis of IFRS basis operating profit based on longer-term investment returns and IFRS total profit".

        For shareholder-backed business, with the exception of debt securities held by Jackson and assets classified as loans and receivables, all financial investments and investment property are designated as assets at fair value through profit and loss. Short-term fluctuations in investment returns on such assets held by with-profits funds, do not affect directly reported shareholder results. This is because (i) the unallocated surplus of with-profits funds is accounted for as a liability and (ii) excess or deficits of income and expenditure of the funds over the required surplus for distribution are transferred to or from unallocated surplus. However, for shareholder-backed businesses the short-term fluctuations affect the result for the year, and Prudential provides additional analysis of results to provide information on results before and after short-term fluctuations in investment returns.

Summary Consolidated Results and Basis of Preparation of Analysis

        The following table shows Prudential's consolidated total profit (loss) for the periods indicated.

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Total revenue, net of reinsurance	17,037	13,717
Total charges, net of reinsurance	(16,433)	(13,872)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)*	604	(155)
Tax (charge) credit attributable to policyholders' returns	(11)	79

Profit (loss) before tax attributable to shareholders	593	(76)

Tax charge	(160)	(103)
Less: tax attributable to policyholders' returns	11	(79)

Tax charge attributable to shareholders' returns	(149)	(182)

Profit (loss) for the period	444	(258)

*
This measure is the formal loss before tax measure under IFRS but it is not the result attributable to shareholders. See "Presentation of results before tax" under "IFRS Critical Accounting Policies" section above for further explanation.

        Under IFRS, the pre-tax GAAP measure of profits is profit before policyholder and shareholder taxes. This measure is not relevant for reflecting pre-tax results attributable to shareholders for two reasons. Firstly, this profit measure represents the aggregate of pre-tax results attributable to shareholders and a pre-tax amount attributable to policyholders. Secondly, the amount is determined after charging the transfer to the liability for unallocated surplus, which in turn is determined in part by policyholder taxes borne by the ring-fenced with-profits funds. It is noted that this circular feature is specific to with-profits funds in the UK, and other similarly structured overseas funds, and should be distinguished from other products, which are referred to as "with-profits" and the general accounting treatment of premium or other policy taxes.

        Accordingly, Prudential has chosen to explain its consolidated results by reference to profits for the period, reflecting profit after tax. In explaining movements in profit for the period, reference is made to trends in profit before shareholder tax and the shareholder tax charge. The explanations of movement in profit before shareholder tax are shown below by reference to the profit analysis applied for segmental disclosure as shown in Note C of the unaudited condensed consolidated interim financial statements. This basis is used by management and reported externally to the UK shareholders and the UK financial market. Separately, in this section, analysis of movements in profits before shareholder tax is provided by nature of revenue and charges.

Explanation of Movements in Profits After Tax and Profits Before Shareholder
Tax by Reference to the Basis Applied for Segmental Disclosure

a)    Group overview

        The improvement in the result for the period from a loss of £258 million in the first six months of 2009 to a profit of £444 million in the first six months of 2010 reflects the movement in results before tax attributable to shareholders, which improved from a loss of £76 million in the first half of 2009 to a profit of £593 million in the first half of 2010, and the tax charge attributable to shareholders, which decreased from £182 million in the first half of 2009 to £149 million in the first half of 2010.

        The movement in profit before tax attributable to shareholders primarily reflects a £280 million increase in operating profit based on longer-term investment return and the impact of one-off items.

While the profit before tax attributable to shareholders in the first half of 2010 was reduced by the terminated AIA transaction costs of £377 million, the first half of 2009 was adversely impacted by a £559 million loss on disposal of the Taiwan agency business as well as £216 million of IGD hedge costs. These movements are discussed in section b) below.

        The effective tax rate for the first half of 2010 for the tax charge against a profit before tax attributable to shareholders was 25 per cent, compared to an effective tax rate of negative 239 per cent for the first half of 2009 for the tax charge against loss before tax attributable to shareholders. The movement was principally due to the first half of 2009 being adversely impacted by the loss on disposal of the Taiwan agency business receiving no tax relief and a restriction on the level of deferred tax asset that could be recognized within Jackson. The effective tax rate on operating profit based on longer-term investment returns for the first half of 2010 was 25 per cent, which compares with an effective tax rate of 26 per cent for the first half of 2009.

b)    Summary by business segment and geographical region

        Prudential's operating segments as determined under IFRS 8 are insurance operations split by geographic regions in which it conducts business, which are Asia, the United States and the United Kingdom, and asset management operations split into M&G, which is Prudential's UK and European asset management business, the Asian asset management business and the US broker-dealer and asset management business (including Curian).

        The following table shows Prudential's IFRS consolidated total profit (loss) for the periods after tax indicated presented by summary business segment and geographic region. The accounting policies applied to the segments below are the same as those used in Prudential's consolidated accounts.

	Six Months Ended June 30, 2010
	Asia	US	UK	Unallocated corporate	Total
	(In £ Millions)
Insurance operations	255	236	295	—	786
Asset management**	28	9	98	—	135

Total profit attributable to the segments	283	245	393	—	921
Unallocated corporate***	—	—	—	(477)	(477)

Total profit (loss) for the period	283	245	393	(477)	444

	Six Months Ended June 30, 2009
	Asia	US	UK	Unallocated corporate	Total
	(In £ Millions)
Insurance operations	(465)*	206	185	—	(74)
Asset management**	16	(2)	77	—	91

Total (loss) profit attributable to the segments	(449)	204	262	—	17
Unallocated corporate***	—	—	—	(275)	(275)

Total (loss) profit for the period	(449)	204	262	(275)	(258)

*
Includes the loss on the sale of the Taiwan agency business of £559 million. Excluding this amount, there would be a profit for the first half of 2009 for Asian insurance operations of £94 million.

**
For the US, including the broker dealer business and Curian.

***
The results for unallocated corporate for the six months to June 30, 2010 and June 30, 2009 include the impacts of the costs of the terminated AIA transaction and the IGD hedging respectively.

Profit from insurance operations

        Total profit from insurance operations in the first half of 2010 was £786 million compared to a loss of £74 million in the first half of 2009. All of the profits from insurance operations in the first half of 2010 and 2009 were from continuing operations. The 2009 figure includes the loss on sale of £559 million for the Taiwan agency business, the disposal of which was completed in June 2009 but did not qualify as a discontinued operation under IFRS. The movement in profits for insurance operations can be summarized as follows:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Profit before shareholder tax	1,045	194
Shareholder tax	(259)	(268)

Profit (loss) after tax	786	(74)

        The significant increase of £851 million in profit before tax attributable to shareholders in the first half of 2010 compared to the first half of 2009 primarily reflects an increase in operating profit based on longer-term investment returns of the insurance operations and the results of the first half of 2009 being impacted by the loss on sale of the Taiwan agency business.

        The effective shareholder tax rate on profits from insurance operations decreased from 138 per cent in the first half of 2009 to 25 per cent in the first half of 2010. This was due primarily to the first half of 2009 being impacted by the loss on the sale of the Taiwan agency business for which no tax relief was received and a restriction on the level of deferred tax asset that could be recognized within Jackson.

        In order to understand how Prudential's results are derived, it is necessary to understand how profit emerges from its business. This varies from region to region, primarily due to differences in the nature of the products and regulatory environments in which Prudential operates.

Asia

Basis of profits

        The assets and liabilities of contracts classified as insurance under IFRS 4 are determined in accordance with methods prescribed by local GAAP and adjusted to comply, where necessary, with UK GAAP. Under IFRS 4, subject to the conditions of that standard, the continued application of UK GAAP in this respect is permitted.

        For Asian operations in countries where local GAAP is not well established and in which the business is primarily non-participating and linked business, US GAAP is used as the most appropriate reporting basis. This basis is applied in Japan, Vietnam and less materially following the sale of the agency business in 2009, in Taiwan. For with-profits business in Hong Kong, Singapore and Malaysia the basis of profit recognition is bonus driven as described under "United Kingdom—Basis of profits" section below.

Comparison of total profit (loss) arising from Asian insurance operations

        The following table shows the movement in profit / (loss) arising from Asian insurance operations from the first half of 2009 to the first half of 2010:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Profit (loss) before shareholder tax	300	(455)
Shareholder tax	(45)	(10)

Profit (loss) after tax	255	(465)

        The increase of £755 million from the loss before tax attributable to shareholders in the first half of 2009 of £455 million to a profit of £300 million in the first half of 2010 primarily reflects the one-off loss in the first half of 2009 of £559 million, arising on the sale of the Taiwan agency business completed in June 2009; a favorable change of £82 million in the short-term fluctuations in investment returns for shareholder-backed business and an increase of £52 million in operating profit based on longer-term investment returns.

        A one-off credit of £63 million arose in the first half of 2009 as a result of replacing the methodology for valuing the liabilities of the Malaysian life business by a method based on the Malaysian authority's risk-based capital framework on January 1, 2009. Excluding this one-off credit in the first half of 2009, operating profit based on longer-term investment returns increased by £115 million from the first half of 2009 to the first half of 2010.

        The effective shareholder tax rate changed from negative two per cent in the first half of 2009 to 15 per cent in the first half of 2010, with the movement principally due to there being no tax relief on the loss relating to the sale of the Taiwan agency business in June 2009.

United States

Basis of profits

        The underlying profit on Jackson's business predominantly arises from spread income from interest-sensitive products, such as fixed annuities, institutional products and fee income on variable annuity business with the insurance assets and liabilities of the business measured on a US GAAP basis. In addition, the results in any period include the incidence of gains and losses on assets classified as available-for-sale, and fair value movements on derivatives and securities classified as fair valued through profit and loss.

Comparison of total profit arising from US insurance operations

        The following table shows the movement in profits arising from US insurance operations from the first half of 2009 to the first half of 2010:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Profit before shareholder tax	330	382
Shareholder tax	(94)	(176)

Profit after tax	236	206

        Of the £52 million decrease in profit before tax attributable to shareholders for the first half of 2010 against the comparative period in 2009, the main drivers were an adverse change of £285 million in the short-term fluctuations in investment returns reflected in the income statement, partially offset by an increase of £233 million in operating profit based on longer-term investment returns.

        The increase in operating profit based on longer-term investment returns was primarily due to higher separate account fee income and higher spread income in the first half of 2010 when compared with the first of 2009. Jackson also benefited from a £123 million net equity hedging gain, in the first half of 2010 compared with a £23 million net equity hedging loss in the first half of 2009. Jackson hedges the product economics rather than the accounting results, and higher hedging gains were primarily the result of market movements in the first half of 2010 compared with the first half of 2009, and the accounting differences that arise as the liabilities for certain guaranteed minimum death and withdrawal benefits which are not marked to fair value similarly to the hedging instruments. Hedging results also benefited from Jackson's separate account outperforming the overall market.

        The adverse movement in short-term fluctuation in investment returns was driven by market value movements in the first half of 2010 compared with the first half of 2009. The effective tax rate on profits from US operations decreased from 46 per cent in the first half of 2009 to 29 per cent in the first half of 2010. The movement was caused mainly by the first half of 2009 being impacted by a restriction on the level of deferred tax asset that could be recognized within Jackson.

United Kingdom

Basis of profits

        Prudential's results comprise an annual profit distribution to shareholders from its UK long-term with-profits fund, hereafter referred to as the with-profits fund, as well as profits from its other businesses. For most of Prudential's operations, other than its UK long-term insurance operations, the IFRS basis of accounting matches items of income and related expenditure within the same accounting period. This is achieved through the deferral of acquisition costs and application of the accruals concept.

With-profits products

        For Prudential's UK insurance operations, the primary annual contribution to shareholders' profit comes from its with-profits products. With-profits products are designed to provide policyholders with smoothed investment returns through a mix of regular and final bonuses.

        Shareholders' profit in respect of bonuses from with-profits products represents an amount of up to one-ninth of the value of that year's bonus declaration to policyholders. The board of directors of the subsidiary companies that have with-profits operations, using actuarial advice, determine the amount of regular and final bonuses to be declared each year on each group of contracts. The smoothing inherent in the bonus declarations provides for relatively stable annual shareholders' profit from this business.

Bonus rates

        Bonus rates are applied to with-profits policies in the UK and similar products in Singapore, Hong Kong and Malaysia. The most significant with-profits fund is in the UK where, as at June 30, 2010, liabilities to with-profits policyholders were in aggregate of £55.6 billion. Liabilities to with-profits policyholders in Asia as at June 30, 2010 were £10.1 billion. The details that follow are in respect of the UK with-profits business. The method by which bonuses for Prudential's Asia with-profits business are determined is substantially similar to the method by which bonuses for Prudential's UK with-profits business are determined.

        The main factors that influence the determination of bonus rates are the return on the investments of the with-profits fund, the effect of inflation, taxation, the expenses of the fund chargeable to policyholders and the degree to which investment returns are smoothed. The overall rate of return earned on investments and the expectation of future investment returns are the most important influences on bonus rates. A high proportion of the assets backing the with-profits business are invested in equities and real estate. If the financial strength of the with-profits fund were adversely affected, then a higher proportion of fixed interest or similar assets might be held by the fund.

        Further details on the determination of the two types of bonus ("regular" and "final"), the application of significant judgment, key assumptions and the degree of smoothing of investment returns in determining the bonus rates are provided below.

Regular bonus rates

        For regular bonuses, the bonus rates are determined for each type of policy primarily by targeting the bonus level at a prudent proportion of the long-term expected future investment return on underlying assets. The expected future investment return is reduced as appropriate for each type of policy to allow for items such as expenses, charges, tax and shareholders' transfers. However, the rates declared may differ by product type, or by the date of payment of the premium or date of issue of the policy or if the accumulated annual bonuses are particularly high or low relative to a prudent proportion of the achieved investment return.

        When target bonus levels change, the PAC board of directors has regard to the overall strength of the long-term fund when determining the length of time over which it will seek to achieve the amended prudent target bonus level.

        In normal investment conditions, PAC expects changes in regular bonus rates to be gradual over time, and these are not expected to exceed one per cent per annum over any year. However, the directors of PAC retain the discretion whether or not to declare a regular bonus each year, and there is no limit on the amount by which regular bonus rates can change.

Final bonus rates

        A final bonus, which is normally declared yearly, may be added when a claim is paid or when units of a unitized product are realized.

        The rates of final bonus usually vary by type of policy and by reference to the period, usually a year, in which the policy commences or each premium is paid. These rates are determined by reference to the asset shares for the sample policies but subject to the smoothing approach, explained below.

        In general, the same final bonus scale applies to maturity, death and surrender claims except that:

  •
  the total surrender value may be impacted by the application of a Market Value Reduction ("MVR") (for accumulating with-profits policies) and is affected by the surrender bases (for conventional with-profits business); and

  •
  for the Scottish Amicable Insurance Fund ("SAIF") and Scottish Amicable Life ("SAL"), the final bonus rates applicable on surrender may be adjusted to reflect expected future bonus rates.

Application of significant judgment

        The application of the above method for determining bonuses requires the PAC board of directors to apply significant judgment in many respects, including in particular the following:

  •
  Determining what constitutes fair treatment of customers: Prudential is required by UK law and regulation to consider the fair treatment of its customers in setting bonus levels. The concept of determining what constitutes fair treatment, while established by statute, is not defined.

  •
  Smoothing of investment returns: Smoothing of investment returns is an important feature of with-profits products. Determining when particular circumstances, such as a significant rise or fall in market values, warrant variations in the standard bonus smoothing limits that apply in normal circumstances requires the PAC Board to exercise significant judgment.

  •
  Determining at what level to set bonuses to ensure that they are competitive: The overall return to policyholders is an important competitive measure for attracting new business.

Key assumptions

        As noted above, the overall rate of return on investments and the expectation of future investment returns are the most important influences in bonus rates, subject to the smoothing described below. Prudential determines the assumptions to apply in respect of these factors, including the effects of reasonably likely changes in key assumptions, in the context of the overarching discretionary and smoothing framework that applies to its with-profits business as described above. As such, it is not possible to quantify specifically the effects of each of these assumptions or of reasonably likely changes in these assumptions.

        Prudential's approach, in applying significant judgment and discretion in relation to determining bonus rates, is consistent conceptually with the approach adopted by other firms that manage a with-profits business. It is also consistent with the requirements of UK law, which require all UK firms that carry out a with-profits business to define, and make publicly available, the Principles and Practices of Financial Management ("PPFM") that are applied in the management of their with-profits funds.

        Accordingly, Prudential's PPFM contains an explanation of how it determines regular and final bonus rates within the discretionary framework that applies to all with-profits policies, subject to the general legislative requirements applicable. The purpose of Prudential's PPFM is therefore to:

  •
  explain the nature and extent of the discretion available;

  •
  show how competing or conflicting interests or expectations of different groups and generations of policyholders, and policyholders and shareholders are managed so that all policyholders and shareholders are treated fairly; and

  •
  provide a knowledgeable observer (e.g. a financial adviser) with an understanding of the material risks and rewards from starting and continuing to invest in a with-profits policy with Prudential.

        Furthermore, in accordance with industry-wide regulatory requirements, the PAC Board has appointed:

  •
  an Actuarial Function Holder who provides the PAC board of directors with all actuarial advice;

  •
  a With-Profits Actuary whose specific duty is to advise the PAC board of directors on the reasonableness and proportionality of the manner in which its discretion has been exercised in applying the PPFM and the manner in which any conflicting interests have been addressed; and

  •
  a With-Profits Committee of independent individuals, which assesses the degree of compliance with the PPFM and the manner in which conflicting rights have been addressed.

Smoothing of investment return

        In determining bonus rates for the UK with-profits policies, smoothing is applied to the allocation of the overall earnings of the UK with-profits fund of which the investment return is a significant element. The smoothing approach differs between accumulating and conventional with-profits policies to reflect the different contract features. In normal circumstances, Prudential does not expect most payout values on policies of the same duration to change by more than 10 per cent up or down from one year to the next, although some larger changes may occur to balance payout values between different policies.

Greater flexibility may be required in certain circumstances, for example following a significant rise or fall in market values, and in such situations the PAC board of directors may decide to vary the standard bonus smoothing limits in order to protect the overall interests of policyholders.

Unallocated surplus

        The unallocated surplus represents the excess of assets over policyholder liabilities of Prudential's with-profits funds. The annual excess or shortfall of income over expenditure of the with-profits funds after declaration and attribution of the cost of bonuses to policyholders and shareholders is transferred to, or from, the unallocated surplus through a charge or credit to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealized appreciation on investments.

        Changes to the level of the unallocated surplus do not directly impact shareholders' results or funds. After allowing for differences in the basis of preparation of the financial information and UK regulatory returns, movements in the level of the unallocated surplus are broadly indicative of movements in the excess of regulatory basis assets over liabilities of the fund. Differences in the basis of preparation of financial statements and UK regulatory returns arise principally from the treatment of certain regulatory basis liabilities, such as mismatching reserves (that are accounted for as reserves within the unallocated surplus), and asset valuation differences and admissibility deductions reflected in the regulatory returns. Except to the extent of any second order effects on other elements of the regulatory returns, such changes can be expected to have a consequent effect on the excess of assets over liabilities of the fund for the purposes of solvency calculations, and the related free asset ratio which is an indicator of the overall financial strength of the fund. Similar principles apply to Prudential's Asian with-profits business.

Surplus assets and their use

        The liability for unallocated surplus comprises amounts Prudential expects to pay to policyholders in the future, the related shareholder transfers and surplus assets. These surplus assets have accumulated over many years from a variety of sources and provide the with-profits fund with working capital. This working capital permits Prudential to invest a substantial portion of the assets of the with-profits fund in equity securities and real estate, smooth investment returns to with-profits policyholders, keep its products competitive, write new business without being constrained as to cash flows in the early policy years and demonstrate solvency.

        In addition, Prudential can use surplus assets to absorb the costs of significant events, such as fundamental strategic change in its long-term business, and, with the consent of the UK regulator, the cost of its historical pensions mis-selling, without affecting the level of distributions to policyholders and shareholders. The costs of fundamental strategic change may include investment in new technology, redundancy and restructuring costs, cost overruns on new business and the funding of other appropriate long-term insurance related activities, including acquisitions.

The "SAIF" and "PAL" funds

        Prudential's with-profits fund includes the Scottish Amicable Insurance Fund ("SAIF") and the wholly-owned subsidiary, Prudential Annuities Limited ("PAL"). All assets of the SAIF business are solely attributable to former policyholders of Scottish Amicable Life Assurance Society (predating the acquisition of Scottish Amicable by Prudential in October 1997). Since PAL is a wholly-owned subsidiary of the with-profits fund, profits from this business affect shareholders' profits only to the extent that they affect the annual with-profits bonus declaration and resultant transfer to shareholders.

Accounting for with-profits business

        For with-profits business (including non-participating business of Prudential Annuities Limited which is owned by the PAC with-profits fund), adjustments to liabilities and any related tax effects are recognized in the income statement. However, except for any impact on the annual declaration of bonuses, shareholder profit for with-profits business is unaffected. This is because IFRS basis profits for the with-profits business, which are determined on the same basis as on preceding UK GAAP, solely reflect one-ninth of the cost of bonuses declared for the year.

Fair value of assets

        Changes in the fair value of assets of Prudential's long-term with-profits funds will primarily be reflected in the excess of assets over liabilities recorded as the unallocated surplus. Shareholders' profits from with-profits business and shareholders' funds are not directly impacted by movements in the fair values of the assets. However, current investment performance is a factor that is taken into account in the setting of the annual declaration of bonuses which, in turn, affects UK shareholder profits to the extent of one-ninth of the cost of bonus.

Investment returns

        For with-profits business, investment returns together with other income and expenditure are recorded within the income statement. However, the difference between net income of the fund and the cost of bonuses and related statutory transfers is reflected in an amount transferred to, or from, the unallocated surplus within the income statement. Except to the extent of current investment returns being taken into account in the setting of a bonus policy, the investment returns of a with-profits fund in a particular year do not affect shareholder profits or with-profits funds.

Comparison of total profit arising from UK insurance operations

        Profit after tax from UK insurance operations increased by £110 million from £185 million in the first half of 2009 to £295 million in the first half of 2010:

        The following table shows the movement in profits arising from UK insurance operations from the first half of 2009 to the first half of 2010:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Profit before shareholder tax	415	267
Shareholder tax	(120)	(82)

Profit after tax	295	185

        The increase in profit before tax attributable to shareholders of £148 million primarily reflects a favorable change in the value of short-term fluctuations in investment returns of the shareholder-backed business of £156 million. The short-term fluctuation gain of the first half of 2010 reflects asset value movements principally on the shareholder-backed annuity business. Operating profit based on longer-term investment returns remained flat at £330 million both for the first half of 2010 and the first half of 2009. Operating profit based on longer-term investment returns included general insurance commissions of £23 million in the first half of 2010 compared with £27 million for the first half of 2009.

        The effective shareholder tax rate on profits from UK insurance operations for the first half of 2010 of 29 per cent compares with an effective tax rate of 31 per cent in the first half of 2009.

Profit from asset management

        Total profit from asset management increased from £91 million in the first half of 2009 to £135 million in the first half of 2010.

        The following table shows the movement in profits from asset management from the first half of 2009 to the first half of 2010:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Profit before shareholder tax	190	126
Shareholder tax	(55)	(35)

Profit after tax	135	91

        The £64 million increase in profit before tax attributable to shareholders resulted mainly from an increase in profit generated by M&G, which increased from a profit before tax of £103 million in the first half of 2009 to a profit before tax of £139 million in the first half of 2010. In addition, Prudential's Asian asset management operations and US broker dealer and asset management operations experienced improved performances, with profit before shareholder tax increasing by £15 million and £13 million respectively from the first half of 2009 to the first half of 2010.

        The £36 million increase in profit before tax attributable to M&G reflected a favorable movement of £41 million in operating profit based on longer-term investment returns, which was driven by higher equity market levels, strong investment net-inflows, particularly in retail business, and increased sales of more profitable equity products. The first half of 2010 also experienced a favorable movement in short-term fluctuations of £9 million compared with the first half of 2009, which was partially offset by an increase in actuarial losses on defined benefit pension schemes of £14 million to £16 million in the first half of 2010, compared to £2 million in the first half of 2009.

        The effective tax rate on profits from asset management operations increased from 28 per cent in the first half of 2009 to 29 per cent in the first half of 2010.

Unallocated corporate result

        Total net of tax charges for unallocated corporate activity increased by £202 million from £275 million in the first half of 2009 to £477 million in the first half of 2010.

        The following table shows the movement in the unallocated corporate result from the first half of 2009 to the first half of 2010:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Loss before shareholder tax	(642)	(396)
Shareholder tax	165	121

Loss after tax	(477)	(275)

        The loss before shareholder tax in the first half of 2010 of £642 million includes costs of £377 million incurred in relation to the proposed, and now terminated, transaction to purchase AIA Group Limited, comprising a termination break fee of £153 million payable to AIG, underwriting and adviser and other costs of £124 million and costs associated with foreign exchange hedging of £100 million. Further details of these costs are presented in Note G of Prudential's unaudited condensed consolidated interim financial statements. The period-on-period movement in loss before shareholder tax also resulted from an adverse movement in other income and expenditure (including restructuring and Solvency II implementation costs) of £74 million, from £191 million in the first half of 2009 to £265 million in the first half of 2010 offset by a favorable change in short-term fluctuations in investment returns to £nil in the first half of 2010 from a loss of £144 million in the first half of 2009 and a favorable change of £61 million in actuarial gains and losses on Prudential's defined benefit pension schemes.

        The increase of £74 million in net other expenditure primarily reflects an increase in interest payable on core structural borrowings, lower returns on central funds and Solvency II implementation costs incurred in the first half of 2010 of £22 million.

        The favorable change in the short-term fluctuations in investment returns was mainly the result of the first half of 2009 including a one-off £216 million cost arising from the hedge temporarily put in place during the first quarter of 2009 to protect Prudential's IGD capital surplus. During the extreme equity market conditions experienced in the first quarter of 2009, with historically high equity volatilities, Prudential entered into exceptional overlay short-dated hedging contracts to protect against potential tail events on the IGD capital position, in addition to its regular operational hedging programs. The hedge contracts expired in 2009 and have not been renewed.

        The change in the actuarial and other gains and losses on Prudential's defined benefit pension schemes was primarily due to the first half of 2009 including the shareholder's share of the actuarial losses relating to the Scottish Amicable Pension Scheme, which were reallocated to UK insurance operations from the second half of 2009 onwards.

        The effective tax rate on unallocated corporate result decreased from 30 per cent in the first half of 2009 to 26 per cent in the first half of 2010 due primarily to the inability to fully recognize a tax credit on the costs incurred in relation to the terminated AIA transaction in the first half of 2010 and the inability to recognize a deferred tax asset on various tax losses in the first half of 2009.

c)    Additional explanation of performance measures and analysis of consolidated results by business segment and geographical region

        Prudential uses a performance measure of operating profit based on longer-term investment returns. The directors believe that this performance measure better reflects underlying performance. It is the basis used by management for the reasons outlined below. It is also the basis on which analysis of Prudential's results has been provided to UK shareholders and the UK financial market for some years under long standing conventions for reporting by proprietary UK life assurers.

        Prudential determines and presents operating segments based on the information that internally is provided to the Group Executive Committee ("GEC"), which is Prudential's chief operating decision maker.

        An operating segment is a component of Prudential that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of Prudential's other components. An operating segment's operating results are reviewed regularly by the GEC to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available.

        The operating segments identified by Prudential reflect its organizational structure, which is by both geography (Asia, US, UK) and by product line (insurance operations versus asset management). Prudential's operating segments as determined under IFRS 8 are:

  •
  Insurance operations

  –
  Asia

  –
  US (Jackson)

  –
  UK

  •
  Asset management operations

  –
  M&G

  –
  Asian asset management

  –
  US broker dealer and asset management (including Curian).

        Prudential Capital has been incorporated into the M&G operating segment for the purposes of segment reporting.

        The performance measure of operating segments utilized by Prudential is operating profit based on longer term investment returns attributable to shareholders. Longer-term investment returns included within the performance measure are determined by reference to expected long-term rates of return. These are intended to reflect historical rates of return on assets and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The overriding reason for distinguishing longer-term investment returns from short-term fluctuations is that the investments are generally held for the longer-term to back long duration insurance contract liabilities and solvency capital rather than for short-term trading purposes. Furthermore, the income statement recognition of investment appreciation, short-term value movements on derivatives, and the charge for the policyholder benefits under IFRS 4 give rise to accounting mismatches that are not representative of the underlying economic position.

        In addition to excluding the recurrent items of short-term fluctuations in investment returns, operating profit also excludes the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes. Also, for the first half of 2010 this measure excluded costs associated with the terminated AIA transaction. For the first half of 2009, it excluded the non-recurrent cost of hedging Prudential's IGD capital surplus included within short-term fluctuations in investment returns. Furthermore, in the first half of 2009, Prudential sold its Taiwan agency business. In order to facilitate comparisons on a like-for-like basis, the loss on sale and the results of the Taiwan agency business during the period of ownership are shown separately within the segmental analysis of profit. Segment results that are reported to the GEC include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and Asia Regional Head Office.

        For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on the expected longer-term rates of return. This reflects the particular features of long-term insurance business where assets and liabilities are held for the long term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance for life businesses exclusive of changes in market conditions. In determining profit on this basis, the following key elements are applied to the results of Prudential's shareholder-financed operations.

Debt and equity securities

        Longer-term investment returns comprise income and longer-term capital returns. For debt securities, the longer-term capital returns comprise two elements. These are a risk margin reserve ("RMR") based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related realized gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured. The shareholder-financed operation for which the risk margin reserve charge is most significant is Jackson National Life. During the second half of 2009, the National Association of Insurance Commissioners (NAIC) changed its approach to the determination of regulatory ratings of residential mortgage-backed securities (RMBS), using an external third party, PIMCO, to develop regulatory ratings details for more than 20,000 RMBS securities owned by US insurers at end of 2009. Jackson has used the ratings resulting from this model to determine the average annual RMR for the first half of 2010 and full year 2009, as this is considered more relevant information for the RMBS securities concerned than the previous approach of using ratings by Nationally Recognized Statistical Ratings Organizations (NRSRO). However, this has no impact on the valuation applied to those securities within the IFRS statement of financial position and there is no impact to IFRS profit before tax or shareholders' equity as a result of this change.

Derivative value movements

        Value movements for Jackson's equity-based derivatives and variable annuity and fixed index product embedded derivatives are included in operating profit based on longer-term investment returns. To ensure these reflect longer-term movements, the fair value movement included in operating profit is based on longer-term equity volatility levels and long-term average AA corporate bond rate curves, with the movement relating to change in current rates being included in short-term fluctuations. The operating profits based on longer-term investment returns explicitly include:

  –
  the fair value movement in free-standing hedging derivatives, excluding the impact of the difference between longer-term and current period implied equity volatility levels as mentioned above;

  –
  the movement in liabilities for those embedded derivative liabilities which are fair valued in accordance with IFRS, primarily Guaranteed Minimum Withdrawal Benefit ("GMWB") "not for life" and fixed index annuity business, excluding the impacts of the differences between longer-term and current period equity volatility and incorporating 10-year average yield curves, in lieu of current period yield curves;

  –
  movements in IFRS basis guarantee liabilities for GMWB "for life", being those policies where a minimum annual withdrawal is permitted for the duration of the policyholder's life subject to certain conditions, and GMDB business for which, under the US GAAP rules applied under IFRS, the reserving methodology under US GAAP principles generally gives rise to a muted impact of current period market movements; and

  –
  related changes to the amortization of deferred acquisition costs for each of the above items.

        The effects of the above components give rise to variable gains and losses arising from the differing measuring basis between some assets and liabilities. This is further discussed in note E (ii) to the unaudited condensed consolidated interim financial statements.

        Other derivative value movements are excluded from operating results based on longer-term investment returns. These derivatives are primarily held by Jackson as part of a broadly based hedging program for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than income statement) and product liabilities (for which US GAAP accounting does not reflect the economic features being hedged).

        These key elements are of most importance in determining the operating results based on longer-term investment returns of Jackson.

        There are two exceptions to the basis described above for determining operating results based on longer-term investment returns. These are for:

  •
  Unit-linked and US variable annuity separate account business.

        For such business, the policyholder liabilities are directly reflective of the asset value movements. Accordingly, all asset value movements are recorded in the operating results based on longer-term investment returns.

  •
  Assets covering non-participating business liabilities that are interest rate sensitive.

        For UK annuity business, policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly, asset value movements are recorded within the operating results based on longer-term investment returns. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

Liabilities to policyholders and embedded derivatives for product guarantees

        Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the 'grandfathered' measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities are broadly equivalent in the income statement, and operating profit based on longer-term investment returns is not distorted. In these circumstances there is no need for the movement in the liability to be bifurcated between the element that relates to longer-term market conditions and short-term effects.

        However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment returns and change for policyholder benefits) the operating result reflects longer-term market returns.

        Examples where such bifurcation is necessary are:

Asia

Vietnamese participating business

        For the participating business in Vietnam, the liabilities include policyholders' interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholder interest in investment appreciation and other surpluses primarily reflect the level of realized investment gains above contract-specific hurdle levels. For this business operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realized investment gains (net of any recovery of prior deficits on the participating pool), less amortization over five years of current and prior movements on such credits or charges.

        The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the segmental analysis of profit before tax attributable to policyholders.

Non-participating business

        Liabilities are bifurcated so that the movement in the carrying value of liabilities is split between that which is included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates is included in short-term fluctuations and in the income statement.

Guaranteed Minimum Death Benefit product features

        For unhedged Guaranteed Minimum Death Benefit ("GMDB") liabilities accounted for under IFRS using 'grandfathered' US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB Accounting Standards Codification Subtopic 944-80 (formerly SOP 03-1), which partially reflects changes in market conditions. Under Prudential's supplementary basis of reporting, the operating profit based on longer-term investment returns reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

US operations—embedded derivatives for variable annuity guarantee features

        Under IFRS, the "not for life" GMWB is required to be fair valued as an embedded derivative. The movements in carrying values are affected by changes in the equity market levels, as well as the level of observed implied equity volatility and changes to the interest rates applied from period to period. For these embedded derivatives, the interest rates applied reflect current yield curve rates. For the purposes of determining operating profit based on longer-term investment returns, the charge for these features is determined using historical longer-term equity volatility levels and long-term average curves.

        The Guaranteed Minimum Income Benefit ("GMIB") liability, which is fully reinsured, subject to annual claim limits, is accounted for in accordance with FASB Accounting Standards Codification Subtopic 944-80 (formerly SOP 03-01). As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39, and the asset is therefore recognized at fair value. As the GMIB benefit is economically reinsured, the mark to market element of the reinsurance asset is included as a component of short-term derivative fluctuation.

UK shareholder-backed annuity business

        With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

        The exception is for the impact on credit risk provisioning of actual downgrades during the period. As this feature arises due to short-term market conditions the effect of downgrades, if any, in a particular period, on the overall provisions for credit risks is included in the category of short-term fluctuations in investment returns.

        The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest applied to portfolio rebalancing to align more closely with the management benchmark.

Fund management and other non-insurance businesses

        For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses, it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realized gains and losses (including impairments) in the operating result with unrealized gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate with the carrying value. In some instances it may also be appropriate to amortize realized gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying substance of the arrangements.

Actuarial and other gains and losses on defined benefit pension schemes

        Actuarial and other gains and losses on defined benefit pension schemes principally reflect short-term value movements on scheme assets and the effects of changes in actuarial assumptions. Under Prudential's accounting policies these items are recorded within the income statement, rather than through other comprehensive income, solely due to the interaction of Prudential's approach to adoption of IFRS 4 for with-profits funds and the requirements of IAS 19.

Reconciliation of total profit (loss) by business segment and geography to IFRS operating profit based on longer-term investment returns

Analysis of IFRS operating profit based on longer-term investment returns and IFRS total profit

        A reconciliation of profit (loss) before tax (including tax attributable to policyholders' returns) to profit (loss) before tax attributable to shareholders and profit (loss) for the period is shown below.

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Insurance business
Long-term business(ii)
Asia	262	212
US(iv)	450	217
UK	307	303
Development expenses	(3)	(5)

Long-term business profit	1,016	727
UK general insurance commission(v)	23	27
Asset management business
M&G	143	102
Asia asset management	36	21
Curian	2	(3)
US broker-dealer and asset management(iv)	13	5

	1,233	879

Other income and expenditure	(240)	(179)
Solvency II implementation costs	(22)	—
Restructuring costs	(3)	(12)

Total IFRS operating profit based on longer-term investment returns(i)	968	688
Short-term fluctuations in investment returns(vi)
Insurance operations	14	61
IGD hedge costs	—	(216)
Other operations	12	75

Total short-term fluctuations in investment returns	26	(80)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes(vii)	(24)	(63)
Costs of terminated AIA transaction	(377)	—
Loss on sale and results for Taiwan agency business(iii)	—	(621)

Profit (loss) from continuing operations before tax attributable to shareholders	593	(76)
Tax charge attributable to shareholders' returns	(149)	(182)
Profit (loss) for the period	444	(258)
Non-controlling interests	(2)	4

Total profit (loss) for the period attributable to equity holders of Prudential	442	(254)

Notes

(i)
Operating profit based on longer-term investment returns.

Operating profit based on longer-term investment returns is a supplemental measure of results and is the basis on which management regularly review the performance of Prudential's segments as defined by IFRS 8. For the purposes of measuring operating profit, investment returns on shareholder- financed business are based on expected long-term rates of return as discussed above. The expected long-term rates of return are intended to reflect historical rates of return and, where appropriate, current inflation expectations adjusted for consensus economic and investment forecasts. The most significant operation that requires adjustment for the difference between actual and long-term investment returns is Jackson. The amounts included in operating results for long-term capital returns for Jackson's debt securities comprise two components. These are a risk margin reserve-based charge for long-term expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related realized gains and losses to operating results based on longer-term results to the date when sold bonds would otherwise have matured. Consistent with the policy of including longer-term investment returns in the measure of operating profit, movements in policyholder liabilities are also, where appropriate, delineated between amounts included in operating profit and movements arising from short-term market conditions, which are recorded in short-term fluctuations in investment returns.

(ii)
Effect of changes to assumptions, estimates and bases of determining life assurance liabilities.

The results of Prudential's long-term business operations are affected by changes to assumptions, estimates and bases of preparation. These are described in note E to the unaudited condensed consolidated interim financial statements.

(iii)
Sale of Taiwan agency business.

In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect Prudential's retained operations, the results attributable to the Taiwan business for which the sale process was completed in June 2009 are included separately within the supplementary analysis of profit for the first half of 2009.

(iv)
Jackson operating results based on longer-term investment returns.

The US insurance operating profit of £450 million includes £123 million of net equity hedging gains, net of related deferred acquisition costs ("DAC"), (first half of 2009: losses of £23 million) representing the movement in fair value of free standing derivatives included in operating profit and the movement in the accounting value of Jackson's variable and fixed index annuity products, of which a significant proportion are not fair valued. These net gains / losses are variable in nature.

(v)
UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the commission receivable (net of expenses) for Prudential branded general insurance products as part of this arrangement.

(vi)
Short-term fluctuations in investment returns on shareholder-backed business.

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Insurance operations
Asia	41	(41)
US	(120)	165
UK	93	(63)
Other operations
IGD hedge costs	—	(216)
Other	12	75

Total	26	(80)

General overview of defaults

Prudential did not incur any defaults in the first half of 2010 on its debt securities portfolio (first half of 2009: £11 million). The defaults of £11 million in the first half of 2009 were experienced primarily by the UK shareholder-backed annuity business. Jackson experienced less than £1 million of default losses during the first half of 2009.

Asian insurance operations

The fluctuations for Asian operations in the first half of 2010 were a gain of £41 million (first half of 2009: charge of £41 million) and primarily relate to unrealized gains on the shareholder debt portfolio in the period.

US insurance operations

The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Short-term fluctuations relating to debt securities:
Charges in the period (note 1)
Defaults	—	—
Losses on sales of impaired and deteriorating bonds	(100)	(44)
Bond write downs	(64)	(324)
Recoveries/reversals	3	2

	(161)	(366)
Less: Risk margin charge included in operating profit based on longer-term investment returns (note 2)	36	41

	(125)	(325)

Interest related realized gains (losses):
Arising in the period	169	75
Less: Amortization of gains and losses arising in current and prior periods to operating profit based on longer-term investment returns	(47)	(34)

	122	41

Related change to amortization of deferred acquisition costs	(2)	37

Total short-term fluctuation related to debt securities	(5)	(247)
Derivatives (other than equity related): market value movement (net of related change to amortization of deferred acquisition costs) (note 3)	111	339
Equity type investments: actual less longer-term return (net of related change to amortization of deferred acquisition costs) (note 2)	1	(40)
Equity-related derivatives: volatility and interest rate normalization (net of related change to amortization of deferred acquisition costs) (note 4)	(238)	91
Other items (net of related change to amortization of deferred acquisition costs)	11	22

Total	(120)	165

1.
The charges in the period relating to debt securities of Jackson comprise the following:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Residential mortgage-backed securities:
Prime	7	123
Alt-A	26	98
Sub prime	6	18

Total residential mortgage-backed securities	39	239
Piedmont securities	25	5
Corporates	—	80
Losses on sales of impaired and deteriorating bonds, net of recoveries	97	42

	161	366

2.
The risk margin reserve (RMR) charge for longer-term credit related losses for the first half of 2010 is based on an average annual RMR of 25 basis points (first half of 2009: 28 basis points) on an average book value of US$43.7 billion (first half of 2009: US$44.1 billion) as shown below:

	Six months ended June 30, 2010				Six months ended June 30, 2009
Moody's rating category or equivalent under NAIC ratings of RMBS	Average Book value	RMR	Annual expected losses		Average Book value	RMR	Annual expected losses
	US$m	%	US$m	£m	US$m	%	US$m	£m
A3 or higher	20,142	0.06	(11)	(7)	19,780	0.02	(4)	(3)
Baa1, 2 or 3	20,747	0.25	(51)	(33)	20,955	0.22	(47)	(32)
Ba1, 2 or 3	2,016	1.04	(21)	(14)	1,947	1.17	(23)	(16)
B1, 2 or 3	505	2.97	(15)	(10)	609	2.86	(17)	(11)
Below B3	339	3.87	(13)	(8)	769	3.93	(30)	(20)

Total	43,749	0.25	(111)	(72)	44,060	0.28	(121)	(82)

Related change to amortization of deferred acquisition costs			28	18			23	16

Risk margin reserve charge for longer-term credit related losses			(83)	(54)			(98)	(66)

For the six month period ended June 30, 2010, Jackson has continued the practice, which it commenced in the second half of 2009, in relation to RMBS to determine the risk margin charge included in operating profit based on longer-term investment returns, using the regulatory rating as determined by a third party, PIMCO, on behalf of the National Association of Insurance Commissioners (NAIC).

The longer-term rates of return for equity-type investments are currently based on spreads over 10 year US treasury rates of 400 to 600 basis points. The longer-term rates of return for equity-type investments ranged from 7.0 per cent to 9.9 per cent at June 30, 2010 and 6.7 per cent to 9.6 per cent at June 30, 2009 depending on the type of investments.

Except for the effect of the difference between current period and longer-term levels of implied equity volatility and AA corporate bond yield curves, market value movements on equity-based derivatives and embedded derivatives are also recorded within operating profits based on longer-term investment returns so as to be consistent with the market related effects on fees and reserve movements for equity-based products. Market value movements on other derivatives are excluded from operating profit and are included in short-term fluctuations in investment returns.

Consistent with Prudential's basis of measurement of insurance assets and liabilities for US GAAP investment contracts to Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortization of deferred acquisition costs.

3.
The gain of £111 million (first half of 2009: gain of £339 million) is for value movement of freestanding derivatives held to manage the fixed annuity and other general account business. Under IAS 39, unless hedge accounting is applied value movements on derivatives are recognized in the income statement.

Except for the effect of the difference between current period and longer term levels of implied equity volatility and AA corporate bond yield curves, derivative value movements in respect of variable annuity business are included within the operating profit based on longer-term investment returns to broadly match with the commercial effects to which the variable annuity derivative program relates, (subject to some limitations to GMDB and certain GMWB liabilities where US GAAP does not fully reflect the economic features being hedged). Other derivative value movements are separately identified within short-term fluctuations in investment returns.

For the derivatives program attaching to the fixed annuity and other general account business Prudential has continued in its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under 'grandfathered' US GAAP under IFRS 4.

4.
The £238 million loss (first half of 2009: gain of £91 million) for equity-related derivatives is due to the normalization of value movements for freestanding and embedded derivatives. This normalization reflects the inclusion of longer-term implied equity volatility levels and also, for embedded derivatives 10-year average AA corporate bond yield curves in the value movement included in operating profits. The effect of the difference between actual levels of implied equity volatility and end of period AA corporate bond yield curves is reflected in short-term fluctuations in investment return.

In addition, for US insurance operations, included within the statement of comprehensive income is an increase in net unrealized gains on debt securities classified as available-for-sale of £1,144 million (first half of 2009: reduction in net unrealized losses of £808 million). These temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note W to Prudential's unaudited condensed consolidated interim financial statements.

UK insurance operations

The short-term fluctuations gain for UK insurance operations of £93 million in the first half of 2010 reflects asset value movements principally on the shareholder—backed annuity business (first half of 2009: loss of £63 million).

IGD hedge costs

During the severe equity market conditions experienced in the first quarter of 2009, coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programs. The hedge contracts expired in 2009 and have not been renewed.

Other operations

Short-term fluctuations of other operations, in addition to the previously discussed IGD hedge costs, arise from:

	Six months ended June 30,
	2010	2009
	(In £ Millions)
Unrealized value movements on swaps held centrally to manage Group assets and liabilities	—	69
Unrealized value movements on Prudential Capital bond portfolio	12	2
Unrealized value movements on investments held by other operations	—	4

Total	12	75

(vii)
The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes reflects the aggregate of actual less expected returns on scheme assets, experience gains and losses on scheme liabilities, the effect of changes in assumptions and altered provisions for deficit funding, where relevant.

Reconciliation of IFRS operating profit based on longer-term investment returns to IFRS total profit

        The following tables reconcile Prudential's operating profit based on longer-term investment returns to total profit attributable to shareholders.

	Insurance operations			Asset management
							Total Segment	Unallocated corporate
Six Months Ended June 30, 2010	UK	US	Asia	M&G	US	Asia			Total
	(In £ Millions)
Insurance operations:
Operating profit based on longer-term investment returns	330	450	259	143	15	36	1,233	(265)	968
Short-term fluctuations in investment returns on shareholder-backed business	93	(120)	41	12	—	—	26	—	26
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(8)	—	—	(16)	—	—	(24)	—	(24)
Costs of terminated AIA transaction	—	—	—	—	—	—	—	(377)	(377)

Profit (loss) from continuing operations before tax attributable to shareholders	415	330	300	139	15	36	1,235	(642)	593
Tax attributable to shareholders									(149)

Profit for the period									444

	Insurance operations			Asset management
							Total Segment	Unallocated corporate
Six Months Ended June 30, 2009	UK	US	Asia	M&G	US	Asia			Total
	(In £ Millions)
Insurance operations:
Operating profit based on longer-term investment returns	330	217	207	102	2	21	879	(191)	688
Short-term fluctuations in investment returns on shareholder-backed business	(63)	165	(41)	3	—	—	64	(144)	(80)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	(2)	—	—	(2)	(61)	(63)
Loss on sale and results for the Taiwan agency business	—	—	(621)		—	—	(621)		(621)

(Loss) profit from continuing operations before tax attributable to shareholders	267	382	(455)	103	2	21	320	(396)	(76)
Tax attributable to shareholders									(182)

Loss for the period									(258)

IFRS operating profit based on longer-term investment returns

        In the first half of 2010, Prudential's operating profit based on longer-term investment return was £968 million compared to £688 million in the first half of 2009, an increase of 41 per cent. The US operating profit for the first half of 2010 of £450 million includes £123 million of net equity hedging gains (first half of 2009: £23 million losses), representing the movement in fair value of free standing derivatives included in operating profit and the movement in the accounting value of guarantees in Jackson's variable and fixed index annuity products, a significant proportion of which are not fair valued, net of related DAC. Excluding these amounts, which are variable in nature, Prudential's operating profit increased by 19 per cent in the first half of 2010 compared to the first half of 2009.

Insurance operations

        In Asia, operating profit for long-term business increased by 25 per cent from £207 million in the first half of 2009 to £259 million in the first half of 2010. This increase reflects both underlying growth as Prudential's Asia operations build their in-force book and improvement in new business strain from a charge of £47 million in the first half of 2009 to a charge of £43 million in the first half of 2010. The £207 million in the first half of 2009 included a £63 million one-off credit relating to the Malaysia reserving basis.

        There was a strong performance across the Asian region. Hong Kong, Singapore, Malaysia and Indonesia accounted for 76 per cent, or £198 million, of operating profits (first half of 2009: £213 million, including the impact of the exceptional credit recorded in Malaysia). Strong underlying improvements were reported in Indonesia with operating profits higher by 66 per cent to £70 million, reflecting the strong business growth and growing maturity of this business. Malaysia operating profits, excluding the exceptional credit in 2009, were also higher by 41 per cent to £45 million, reflecting the growing policyholder liabilities of this business. The contribution to IFRS profits from the other Asian businesses is also improving. The closure of Japan to new business has substantially reduced the IFRS losses of this business, while Taiwan broke even in the period as it refocused on its bancassurance business. Korea benefited from reduced new business strain in the period and Vietnam was up 50 per cent to £21 million. Changes to reserving bases in India and China contributed a £19 million profit, with both countries showing improvement in their underlying results excluding this change.

        In the US, the long-term business operating profit increased by 107 per cent from £217 million in the first half of 2009 to £450 million in the first half of 2010. The 2010 result includes net equity hedge gains (net of related DAC amortization) of £123 million (first half of 2009: losses of £23 million). These gains and losses, which are variable in nature, reflect the difference between the value movement included in operating profit on free standing derivatives held to manage equity risk, and the accounting charge for movements in liabilities for guarantees in Jackson's variable and fixed index annuity products. For GMDB and "for-life" GMWB features the liabilities are not fair valued for accounting purposes but are reported pursuant to the US GAAP measurement basis applied for IFRS reporting. Over the longer-term it is anticipated that the variable gains and losses arising will substantially reverse. The total cumulative impact of these equity hedge results, net of related deferred acquisition costs, for the 30 months ended June 30, 2010 is a small gain of £35 million.

        Excluding the net equity hedge result, Jackson's operating profit increased by 36 per cent from £240 million in the first half of 2009 to £327 million, reflecting strong underlying performance driven by improved spread and fee income, up £88 million and £98 million, respectively. These positive inflows have been offset by increases in expenses and DAC amortization, primarily reflecting Jackson's increased profitability and an increased charge for accelerated variable annuity DAC amortization, which increased from £12 million in the first half of 2009 to £67 million in the first half of 2010, arising from lower than projected levels of market returns in the period.

        In the UK, total operating profit was in line with last year at £330 million. The long-term business operating profit was slightly ahead at £307 million (first half of 2009: £303 million). The UK's value focus saw it continue the strong profit contribution from annuities. Profits from the with-profits business were £7 million higher at £154 million. Profit from UK general insurance commission decreased by £4 million to £23 million in the first half of 2010 in line with the decline in the in-force policy numbers as the business matures.

Asset management business

        M&G's operating profit based on longer-term investment returns for the first half of 2010 was £143 million, an increase of 40 per cent from £102 million in the first half of 2009. This reflects higher equity market levels, the continuation of strong net inflows, particularly in the retail business and increased sales of more profitable equity products.

        The Asian asset management operations reported operating profits of £36 million, up by 71 per cent from £21 million in the first half of 2009. This reflects higher funds under management during the period and the benefits of cost cutting actions taken in 2009. Profit in the first half of 2009 was also adversely impacted by a one-off loss in India of £6 million.

        The US asset management business saw an increase in operating profit based on longer-term investment returns of £13 million from £2 million in the first half of 2009 to £15 million in the first half of 2010.

Unallocated corporate result

        Unallocated corporate net charge increased by £74 million from £191 million in the first half of 2009 to £265 million in the first half of 2010. The net charge of £265 million in the first half of 2010 comprised £240 million of other income and expenditure, £22 million of costs related to the implementation of Solvency II and £3 million of restructuring costs. The net charge of £191 million in the first half of 2009 comprised £179 million of other income and expenditure, £nil costs related to the implementation of Solvency II and £12 million of restructuring costs.

        The £61 million increase in the charge for other income and expenditure to £240 million from the first half of 2009 to the first half of 2010 primarily reflects an increase in interest payable on core structural borrowings.

Analysis of life insurance operating profit* based on longer-term investment returns by driver

	Six months ended June 30,
	2010	2009
	(In £ Millions)
Investment spread	571	514
Asset management fees	321	203
Net expense margin	(205)	(209)
DAC amortization** (Jackson only)
Underlying	(199)	(148)
Acceleration	(67)	(12)
Net insurance margin	309	217
With-profits business	171	158
Non-recurrent release of reserves for Malaysian life operation	—	63
Other	(8)	(23)
Net equity hedge gains (losses) within Jackson	123	(23)

Total	1,016	727

*
Excludes UK general insurance commission (first half 2010: £23 million; first half 2009 £27 million).

**
Excluding amounts for equity hedge and related effects.

        The analysis above classifies Prudential's pre-tax operating profit based on longer-term investment returns from life insurance operations into the underlying drivers of those profits, using the following categories:

(i)
Investment spread – this represents the difference between investment income (or premium income in the case of the UK annuities new business) and amounts credited to policyholder accounts.

(ii)
Asset management fees – this represents profits driven by investment performance, being asset management fees that vary with the size of the underlying policyholder funds net of investment management expenses and profits derived from spread.

(iii)
Net expense margin – this represents expenses charged to the profit and loss account (excluding those borne by the with-profits fund and those products where earnings are purely protection driven) including amounts relating to movements in deferred acquisition costs, net of any fees or premium loadings related to expenses. Jackson DAC amortization (net of hedging effects), which is intended to be part of the expense margin, has been separately highlighted in the table below.

(iv)
Insurance margin – profits derived from the insurance risks of mortality, morbidity and persistency including fees earned on variable annuity guarantees.

(v)
With-profits business – shareholders' transfer from the with-profits fund in the period.

(vi)
Other represents a mixture of other income and expenses that are not directly allocated to the underlying drivers.

Insurance operations

        An analysis of the operating profit based on longer-term investment returns by drivers for the life insurance operations for the first half of 2010 and 2009 is provided in the tables below. The analysis by drivers has been made using the categorization as described above.

	Six months ended June 30, 2010
	Asia (note (iii))	US	UK	Total
	(In £ Millions)
Investment spread	42	402	127	571
Asset management fees	52	240	29	321
Net expense margin	(51)	(150)	(4)	(205)
DAC amortization (Jackson only) (note (ii))
Underlying	—	(199)	—	(199)
Acceleration	—	(67)	—	(67)
Net insurance margin	202	121	(14)	309
With-profits business	17	—	154	171
Other	(3)	(20)	15	(8)
Net equity hedge gains within Jackson (note (i))	—	123	—	123

Total	259	450	307	1,016

	Six months ended June 30, 2009
	Asia (note (iii))	US	UK	Total
	(In £ Millions)
Investment spread	35	314	165	514
Asset management fees	34	142	27	203
Net expense margin	(68)	(105)	(36)	(209)
DAC amortization (Jackson only)
Underlying	—	(148)	—	(148)
Acceleration	—	(12)	—	(12)
Net insurance margin	137	97	(17)	217
With-profits business	11	—	147	158
Non-recurrent release of reserves for Malaysia Life operations	63	—	—	63
Other	(5)	(48)	17	(36)
Net equity hedge gains within Jackson (note (i))	—	(23)	—	(23)

Total	207	217	303	727

Notes

(i)
Net equity hedge gains/losses within Jackson, being the movement in operating derivatives in the period and associated DAC amortization and policyholder liability movements, were £123 million positive in the first half of 2010, compared with £(23) million negative in the first half of 2009. These gains and losses, which are variable in nature, reflect the difference between the value movement included in operating profit on free standing derivatives held to manage equity risk, and the accounting charge for movements in liabilities for guarantees in Jackson's variable and fixed index annuity products. For GMDB and "for life" GMWB features the liabilities are not fair valued for accounting purposes but are reported pursuant to US GAAP measurement basis applied for IFRS reporting.

(ii)
The DAC amortization of Jackson shown on the tables above reflects the charge to the operating results excluding the amount related to the net hedge results described in note (i) above. The Jackson amortization change each period incorporates an element of acceleration or deceleration that reflects the variance between the actual level of return attained and the level assumed as part of Prudential's accounting methodology. The acceleration arising in the first half of 2010 and first half of 2009 reflects asset value shortfalls in the period compared with the assumed level of 15 per cent for the year.

(iii)
Sale of Taiwan agency business

In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect Prudential's retained operations, the results attributable to the Taiwan agency business for which the sale process was completed in June 2009 are included separately within the analysis of profit. Only the operating profit based on longer-term investments of the retained bancassurance business in Taiwan is included in the analysis above.

Short-term fluctuations in investment returns

        Short-term fluctuations in investment returns for Prudential's insurance operations of positive £14 million for the first half of 2010 comprise positive £41 million for Asia, negative £120 million for US operations and positive £93 million in the UK.

        The positive short-term fluctuations of £41 million for our Asian operations primarily reflect unrealized gains on the shareholder debt portfolio.

        The negative short-term fluctuations of £120 million for our US operations principally arose on derivative and embedded derivative value movements. The negative fluctuations from longer-term levels arising in the period from the implied equity volatilities and interest rates used in valuing equity-related derivatives and embedded derivatives are only partially offset by the positive market movements of non-equity related derivatives.

        The positive short-term fluctuations of £93 million for our UK operations reflect principally value movements on the assets backing the capital of the shareholder-backed annuity business.

        Short-term fluctuations for other operations were positive £12 million, and mainly represent unrealized appreciation on Prudential Capital's debt securities portfolio.

Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes

        The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes of negative £24 million reflect the impact of a reduced discount rate, which was offset by lower inflation assumptions of the liabilities of the Scottish Amicable and M&G schemes.

Costs of terminated AIA transaction

        As previously discussed, Prudential incurred costs of £377 million (£284 million post tax) related to the terminated AIA transaction.

IFRS earnings per share

	Six months ended June 30,
	2010		2009
	(In £ Millions)
Basic EPS based on operating profit based on longer-term investment returns after tax and non-controlling interest	28.6	p	20.5	p
Basic EPS based on total profit (loss) after non-controlling interest	17.5	p	(10.2	p)

Explanation of Movements in Profits Before Shareholder Tax by Nature of Revenue and Charges

        The following table shows Prudential's consolidated total revenue and consolidated total charges for the following periods.

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Earned premiums, net of reinsurance	11,256	9,518
Investment return	5,027	3,625
Other income	754	574

Total revenue, net of reinsurance	17,037	13,717

Benefits and claims and movement in unallocated surplus of with-profits funds	(13,650)	(10,783)
Acquisition costs and other expenditure	(2,654)	(2,446)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(129)	(84)
Loss on sale of Taiwan agency business	—	(559)

Total charges, net of reinsurance	(16,433)	(13,872)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)*	604	(155)
Tax (charge) credit attributable to policyholders' returns	(11)	79

Profit (loss) before tax attributable to shareholders	593	(76)
Tax charge attributable to shareholders' returns	(149)	(182)

Profit (loss) for the period	444	(258)

*
This measure is the formal profit (loss) before tax measure under IFRS but it is not the result attributable to shareholders. See "Presentation of results before tax" under "IFRS Critical Accounting Policies" section above for further explanation.

Earned premiums

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Asian operations	2,927	2,693
US operations	5,689	3,932
UK operations	2,640	2,893

Total	11,256	9,518

        Earned premiums, net of reinsurance, for insurance operations totaled £11,256 million in the first half of 2010 compared to £9,518 million in the first half of 2009. The increase of £1,738 million for the first half of 2010 was driven by an increase of £1,757 million in the US operations and an increase of £234 million in the Asian operations that were partially offset by a decrease of £253 million in the UK operations.

a)    Asia

        Earned premiums in Asia, net of reinsurance in the first half of 2010 and 2009 were £2,927 million and £2,693 million, respectively, an increase of nine per cent. The premiums reflect the aggregate of single and recurrent premiums of new business sold in the period and premiums on annual business sold in previous periods. The growth in earned premiums reflect increases for both factors.

        The region's life insurance sector has continued to recover well from the 2008/2009 downturn. During the first quarter of 2010 most territories reported double digit growth in new business premiums compared to the same period in 2009. During the first half of 2010, Prudential delivered strong new business growth, continuing the trend seen in the first quarter this year. Prudential's sales focus is in the highly profitable market of South-East Asia (including Hong Kong).

        Agency sales force remained the dominant channel during the first half of 2010, and Prudential's success in managing its agency sales force is reflected by average agent numbers (excluding India) growing by 15 per cent to 153,000 agents compared to June 30, 2009. Prudential's strategy in Asia remains firmly focused on expanding its distribution reach via tied agency and partnerships, together with continuing to improve its distributors' productivity. Although this strategy is designed to deliver growth rates that exceed the market over the long term, Prudential does not pursue headline growth for its own sake and therefore will not offer products that it believes have a high risk of adversely impacting shareholder value.

b)    United States

        Earned premiums, net of reinsurance increased by 45 per cent from £3,932 million in the first half of 2009 to £5,689 million in the first half of 2010, driven principally by the increase in sales of new single variable annuity business.

        Jackson's strategy remains focused on increasing volumes in variable annuities while managing fixed annuity sales in line with the goal of capital preservation.

        In light of continued volatility in the US equity markets and historically low interest rates, customers are increasingly seeking to mitigate equity risk while receiving an acceptable return through the purchase of fixed index annuities and variable annuities with guaranteed living benefits. Jackson is a beneficiary of this trend.

c)    United Kingdom

        Earned premiums, net of reinsurance for UK operations decreased from £2,893 million in the first half of 2009 to £2,640 million in the first half of 2010, reflecting flat levels of new single and recurrent premium business and reductions in premiums for annual business sold in prior years. During the first half of 2010, Prudential UK continued to actively manage sales volumes to control capital consumption. Prudential UK's strategy is not to pursue top line sales growth as a business objective but instead deploy capital to opportunities that play to the core strengths of the business, which has enabled it to continue writing profitable new business while maintaining margins.

Investment return

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Asian operations	239	1,803
US operations	(31)	1,917
UK operations	4,916	30
Unallocated corporate	(97)	(125)

Total	5,027	3,625

        Investment return principally comprises interest income, dividends, investment appreciation/depreciation (realized and unrealized gains) and losses on investments designated as fair value through profit and loss and realized gains and losses, including impairment losses, on securities designated as available-for-sale. Movements in unrealized appreciation/depreciation of Jackson's debt securities designated as available-for-sale are not reflected in investment return but are recorded in other comprehensive income.

Allocation of investment return between policyholders and shareholders

        Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of Prudential, irrespective of whether the return is attributable to shareholders, policyholders or the unallocated surplus of with-profits funds. Therefore the investment return shown in the income statement includes significant amounts that are attributable to policyholders or the unallocated surplus of with-profits funds, and that have no net impact on shareholders' profit.

        The following table provides a breakdown of the investment return for each regional operation attributable to each type of business.

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Asian operations
Policyholders returns
Assets backing unit-linked liabilities	(4)	1,108
With-profits business	34	507

	30	1,615
Shareholder returns	209	188

Total	239	1,803

US operations
Policyholders returns
Assets held to back (separate account) unit-linked liabilities	(981)	772

Shareholder returns
Realized gains and losses (including impairment losses on available-for-sale bonds)	14	(300)
Value movements on derivative hedging program for general account business	149	372
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	787	1,073

	950	1,145

Total	(31)	1,917

UK operations
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	304	(29)
Assets held to back unit-linked liabilities	423	122
With-profits fund (excluding SAIF)	2,576	(471)

	3,303	(378)

Shareholder returns
Prudential Retirement Income Limited (PRIL)	1,150	330
Other business	463	78

	1,613	408

Total	4,916	30

Unallocated corporate
Shareholder returns	(97)	(125)

Group Total
Policyholder returns	2,352	2,009
Shareholder returns	2,675	1,616

Total	5,027	3,625

Policyholder returns

        The returns, as shown in the table above, are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

  •
  unit-linked business in the UK and Asia and SAIF in the UK, for which the investment return is wholly attributable to policyholders,

  •
  separate account business of US operations, the investment return of which is also wholly attributable to policyholders, and

  •
  with-profits business (excluding SAIF) in the UK and Asia (in which the shareholders' economic interest, and the basis of recognizing IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK, 10 per cent). Except for this surplus, the investment return of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

        The assets of these three types of business represented 70 per cent of the total investments of Prudential as at June 30, 2010. The investment return related to the types of business above does not affect shareholders' profits directly. However, there is an indirect impact, for example, investment-related fees or the effect of investment return on the shareholders' share of the cost of bonuses of with-profits funds.

        Investment returns for unit-linked and similar products have a reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly, for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholder returns

        For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asian operations, the investment return is not directly attributable to policyholders and therefore does impact shareholders' profit directly. However, it should be noted that for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are normally closely matched, the discount rate applied to measure liabilities to policyholders (under grandfathered UK GAAP under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders' profits of the investment return of the assets backing the liabilities of UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

        Changes in shareholder investment returns for US operations reflect primarily movements in investment income, movements in the value of the derivative instruments held to manage the general account assets and liability portfolio, and realized gains and losses. However, separately reflecting Jackson's types of business, an allocation is made to policyholders through the application of crediting rates. The shareholder investment return for US operations also includes the fair value movement of the derivatives and the movement on the related liabilities of the variable annuity guarantees under Jackson's dynamic hedging program.

        The majority of the investments held to back the US non-participating business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting which is described below.

Reasons for period-on-period changes in investment returns

        With two exceptions, all Prudential investments are carried at fair value in the statement of financial position with fair value movements, which are volatile from period to period, recorded in the income statement. The exceptions are for:

  (i)
  debt securities in the general account of US operations, the return on which is attributable to shareholders and which are accounted for on an IAS 39 available-for-sale basis. In this respect realized gains and losses (including impairment losses) are recorded in the income statement, while movements in unrealized appreciation (depreciation) are booked as other comprehensive income. As a result, the changes in unrealized fair value of these debt securities are not reflected in Prudential's investment return in the income statement. The unrealized gains and losses in the income statement of US operations primarily arise on the assets of the US separate account business; and

  (ii)
  loans and receivables, which are carried at amortized cost.

        Subject to the effect of these two exceptions, the period-on-period changes in investment return primarily reflect the generality of overall market movements for equities, debt securities and, in the UK, for investment property. In addition, for Asian and US separate account business, foreign exchange rates affect the sterling value of the translated income. Consistent with the treatment applied for other items of income and expenditure, investment returns for overseas operations are translated at average exchange rates.

a)    Asia

        The table below provides an analysis of investment return attributable to Asian operations for the periods presented:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Interest/dividend income (including foreign exchange gains and losses)	355	408
Investment (depreciation) appreciation*	(116)	1,395

Total	239	1,803

*
Investment appreciation (depreciation) comprises realized and unrealized gains and losses on the investments.

        In Prudential's Asian operations, equities and debt securities accounted for 45 per cent and 45 per cent, respectively of the total investment portfolio at June 30, 2010. The remaining 10 per cent of the total investment portfolio was primarily comprised of loans and deposits with credit institutions. At June 30, 2010, the total proportion of the investment portfolio invested in equities and debt securities was of a similar magnitude to that as at June 30, 2009. In Asia, the investment return decreased from £1,803 million in the first half of 2009 to £239 million in the first half of 2010. This decrease was due to a decrease of £53 million in interest and dividend income (including foreign exchange gains and losses) and a £1,511 million decrease in investment appreciation. The decrease of £1,511 million in investment appreciation was driven by adverse movements in the Asian equity markets in the first half of 2010, in comparison to the significant improvements in the overall Asian financial markets in the first half of 2009.

b)    United States

        The table below provides an analysis of investment return attributable to US operations for the periods presented:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Realized gains and losses (including impairment losses on available-for-sale bonds)	14	(300)
Investment return of investments backing US separate account liabilities	(981)	772
Other investment return	936	1,445

Total	(31)	1,917

        In the US, investment return decreased from a £1,917 million credit in the first half of 2009 to a £31 million charge in the first half of 2010. This £1,948 million adverse change was due to a £314 million increase in realized gains including gains on debt securities classified as available-for-sale of which was more than offset by a decrease in the investment return of the investments backing the US variable annuity separate account liabilities of £1,753 million and a decrease of £509 million in other investment returns. Realized losses in the first half of 2009 were £300 million compared to £14 million of realized gains in the first half of 2010 primarily due to higher bonds write down in the first half of 2009. The primary driver of the decrease in US investment return was the decrease in returns on investments backing the US variable annuity separate account liabilities as a result of adverse movements in US equity markets. The investment return of the investment assets backing US separate account liabilities decreased by £1,753 million from a £772 million credit in the first half of 2009 to a £981 million charge in the first half of 2010. The decrease of £509 million in other investment return included a £223 million decrease in the fair value of derivatives held to manage the general account business.

c)    United Kingdom

        The table below provides an analysis of investment return attributable to UK operations for the periods presented:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Interest/dividend income	3,131	3,149
Foreign exchange gains and losses*	(278)	1,186
Investment appreciation (depreciation)**	2,063	(4,305)

Total	4,916	30

*
Foreign exchange gains and losses on retranslation of non-sterling based assets, including foreign currency forwards, principally of the UK with-profits fund.

**
Investment appreciation (depreciation) comprises realized and unrealized gains and losses on the investments.

        Prudential's UK operations, equities, debt securities and investment properties accounted for 26 per cent, 54 per cent and 9 per cent, respectively of the total investment portfolio at June 30, 2010. The remaining 11 per cent of the total investment portfolio at June 30, 2010 related to loans, deposits with credit institutions, investment in partnerships in investment pools and derivative assets. Within debt securities of £73,522 million at June 30, 2010, 82 per cent was held in corporate debt securities. At June 30, 2010 the total proportion of the investment portfolio held in equities, debt securities and investment properties was of a similar magnitude to that as at June 30, 2009. In the UK, the investment return improved by £4,886 million, from £30 million in the first half of 2009 to £4,916 million in the first half of 2010. This favorable change comprised a decrease of £18 million in interest and dividend income, and a decrease of £1,464 million in foreign exchange gains which were more than offset by the £6,368 million increase in investment appreciation. The foreign exchange losses of £278 million in the first half of 2010 mainly related to losses from foreign currency forwards of the UK with-profits fund as the pound sterling depreciated below those levels in 2009. The investment appreciation of £2,063 million in the first half of 2010 was higher than the depreciation of £4,305 million in the first half of 2009, reflecting mainly positive investment returns from holdings in debt securities and investment properties in the first half of 2010 compared to the adverse conditions in the overall UK financial markets experienced in the first half of 2009.

d)    Unallocated corporate

        The investment return for unallocated corporate decreased from negative £125 million in the first half of 2009, to negative £97 million in the first half of 2010. The investment return in the first half of 2009 included a one-off £216 million IGD hedge cost incurred in the period, as explained previously.

Benefits and claims and movement in unallocated surplus of with-profits funds

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Asian operations	(2,170)	(3,589)
US operations	(4,852)	(4,985)
UK operations	(6,628)	(2,209)

Total	(13,650)	(10,783)

        Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

        The underlying reasons for the period to period changes in benefits and claims and movement in unallocated surplus in each of Prudential's regional operations are changes in the incidence of claims incurred, increases or decreases in policyholders' liabilities, and movements in unallocated surplus of with-profits funds.

        Total benefits and claims and movement in unallocated surplus of with-profits funds increased to a charge of £13,650 million in the first half of 2010 compared to a charge of £10,783 million in the first half of 2009. The amount of this period to period change attributable to each of the underlying reasons as stated above are shown below:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Claims incurred	(8,498)	(8,065)
Increase in policyholder liabilities	(5,292)	(4,036)
Movement in unallocated surplus of with-profits funds	140	1,318

Benefits and claims and movement in unallocated surplus	(13,650)	(10,783)

        The principal driver for variations in amounts allocated to policyholders is changes to investment return reflected in the balance sheet measurement of liabilities for Prudential's with-profits, SAIF and unit-linked policies (including US separate account business). In addition, for those liabilities under IFRS, in particular liabilities relating to the UK annuity business (principally PRIL), where the measurement reflects the yields on assets backing the liabilities, the period to period changes in investment yields also contribute significantly to variations in the measurement of policyholder liabilities. The principal driver for variations in the change in unallocated surplus of with-profits funds is the value movements on the investment assets of the with-profits funds to the extent not reflected in the policyholder liabilities.

        The principal variations in the increases or decreases in policyholder liabilities and movements in unallocated surplus of with-profits funds for each regional operation are discussed further below.

a)    Asia

        In the first half of 2010, benefits and claims and movement in unallocated surplus of with-profits funds totaled £2,170 million, a decrease of £1,419 million compared to £3,589 million in the first half of 2009. The amounts of the period to period change attributable to each of the underlying reasons are shown below:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Claims incurred	(1,202)	(847)
Increase in policyholder liabilities	(876)	(2,174)
Movement in unallocated surplus of with-profits funds	(92)	(568)

Benefits and claims and movement in unallocated surplus	(2,170)	(3,589)

        The period to period variation in the movement in policyholder liabilities was primarily due to movements in investment returns. This was as a result of asset value movements, which are reflected in the unit value of the unit-linked policies that represent a significant proportion of the Asian operation's business. In addition, the policyholder liabilities of the Asian operations' with-profits policies also fluctuated with the investment performance of the funds.

        Accordingly, due to the positive market returns in the first half of 2010, there was a related increase in the charge for benefits and claims in the period, though to a lesser extent than the increase in the first half of 2009 when a significant improvement in market returns occurred. The movement in the unallocated surplus of with-profits funds during the first half of 2010 was a charge of £92 million compared with a charge of £568 million for the first half of 2009, similarly reflecting the investment return of the funds in the periods.

b)    United States

        Except for institutional products and certain term annuities which are classified as investment products under IAS 39 for the purposes of IFRS reporting, deposits into these products are recorded as premiums, withdrawals and surrenders, and are included in benefits and claims, and the resulting net movement is recorded under other reserve movements within benefits and claims. Benefits and claims also include interest credited to policyholders in respect of deposit products less fees charged on these policies.

        In the first half of 2010, the accounting charge for benefits and claims decreased by £133 million to £4,852 million compared to £4,985 million in the same period in the prior year. The amounts of the period to period change attributable to each of the underlying reasons are shown below:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Claims incurred	(2,296)	(2,207)
Increase in policyholder liabilities	(2,556)	(2,778)

Benefits and claims	(4,852)	(4,985)

        The period-on-period movement in claims incurred for US operations as shown in the table below also include the effect of translating the US results into pound sterling at the average exchange rates for the relevant periods.

        The charge for benefit and claims for the first half of 2010 of £4,852 million was broadly similar to the charge for the first half of 2009 of £4,985 million. The charges in each period comprise amounts in respect of variable annuity and other business. For variable annuity business, there are two principal factors that contribute to the variations in the charge, and for which the fluctuations in the two periods presented broadly offset each other. First, the investment return on the assets backing the variable annuity separate account liabilities changed from a £772 million credit in the first half of 2009 to a £981 million charge in the first half of 2010 as shown in the section "Investment return_b) United States" above. The second principal effect is the growth of the variable annuity business in force. This can be illustrated by the net cash flows of the US insurance operations' variable annuity separate account liabilities in note AA "Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds" to the unaudited condensed consolidated interim financial statements. The net cash flows of the variable annuity separate account liabilities shown in that note for the first half of 2010 were £2,752 million as compared with £1,115 million for the first half of 2009.

c)    United Kingdom

        Overall benefits, claims and the transfer to unallocated surplus moved from a £2,209 million charge in the first half of 2009 to a £6,628 million charge in the first half of 2010. The amounts of the period to period changes attributable to each of the underlying reasons is shown below together with a further analysis of the decrease in policyholder liabilities by type of business:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Claims incurred	(5,000)	(4,964)
Decrease (increase) in policyholder liabilities:

SAIF	327	773
PRIL	(1,064)	(399)
Unit-linked and other non-participating business	(600)	(16)
With-profits (excluding SAIF)	(523)	511

	(1,860)	869
Movement in unallocated surplus of with-profits funds	232	1,886

Benefits and claims and movement in unallocated surplus	(6,628)	(2,209)

        Claims incurred in the UK operations of £5,000 million in the first half of 2010 is in line with the £4,964 million incurred in the first half of 2009.

        SAIF is a ring-fenced fund with no new business written. The decrease in policyholder liabilities in SAIF reflects the underlying decreasing policyholder liabilities as the liabilities run off. The variations from period to period are, however, affected by the market valuation movement of the investments held by SAIF, which are wholly attributable to policyholders.

        For PRIL, the increases in policyholder liabilities reflect the effect of altered investment yield reflected in the discount rate applied in the measurement of the liabilities, together with other factors such as changes in premium income and altered assumptions.

        For unit-linked business, the variations in the increases and decreases in the policyholder liabilities relating to the unit-linked business were primarily due to the movement in the market value of the unit-linked assets as reflected in the unit value of the unit-linked policies.

        The part of Prudential where variations in amounts attributed to policyholder liabilities and unallocated surplus are most significant is the UK with-profits business (excluding SAIF).The liabilities for UK with-profits policyholders are determined on an asset-share basis that incorporates the accumulation of investment returns and all other items of income and outgo that are relevant to each policy type. Accordingly, movement in the policyholder liabilities in the income statement will fluctuate with the investment return of the fund. Separately, the excess of assets over liabilities of the fund represents the unallocated surplus. This surplus will also fluctuate on a similar basis to the market value movement on the investment assets of the funds with the movement reflected in the income statement. In addition, other items of income and expenditure affect the level of movement in policyholder liabilities (to the extent reflected in asset shares) and unallocated surplus.

        The correlation between total net income (loss) before benefits and claims and movement in unallocated surplus, on the one hand, and the (charge) credit for benefits and claims and movement in unallocated surplus, on the other, for the UK component of the PAC with-profits fund (excluding SAIF) principally arises due to the following factors:

  (a)
  Investment return is included in full in the income statement and is attributable either to contracts or unallocated surplus.

  (b)
  Investment return, to the extent attributable to contracts, directly affects asset-share liabilities, which are reflected in the income statement through changes in policyholder liabilities.

  (c)
  Investment return, to the extent attributable to unallocated surplus, forms the majority part of the movement in such surplus in the income statement.

        Separately, the cost of current year bonuses which is attributable to policyholders is booked within the movement in policyholder liabilities. One-ninth of the declared cost of policyholders' bonus is attributable to shareholders and represents the shareholders' profit. Both of these amounts, by comparison with the investment return, movement in other constituent elements of the change in policyholder liabilities and the change in unallocated surplus, are relatively stable from period to period.

        The surplus for distribution in future years will reflect the aggregate of policyholder bonuses and the cost of bonuses attributable to shareholders, which is currently set at 10 per cent. The policyholder bonuses comprise the aggregate of regular and final bonuses. When determining policy payouts, including final bonuses, Prudential considers asset shares of specimen policies.

        Prudential does not take into account the surplus assets of the long-term fund, or the investment return, in calculating asset shares. Asset-shares are used in the determination of final bonuses, together with treating customers fairly, the need to smooth claim values and payments from year to year and competitive considerations.

        In the unlikely circumstance that the depletion of excess assets within the long-term fund was such that Prudential's ability to treat its customers fairly was adversely affected, it might become necessary to restrict the annual distribution to shareholders or to contribute shareholders' funds to the long-term funds to provide financial support.

Acquisition costs and other expenditure

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Asian operations	(844)	(881)
US operations	(736)	(673)
UK operations	(649)	(711)
Unallocated corporate	(425)	(181)

Total	(2,654)	(2,446)

        Total acquisition costs and other expenditure of £2,654 million in the first half of 2010 were nine per cent higher than the £2,446 million incurred in the first half of 2009.

a)    Asia

        This decrease reflected a rise in acquisition costs incurred from £366 million in the first half of 2009 to £377 million in the first half of 2010, being more than offset by a decrease in operating expenses from £515 million in the first half of 2009 to £467 million in the first half of 2010.

b)    United States

        Acquisition costs and other expenditure of £736 million in the first half of 2010 represents a nine per cent increase over the equivalent amount of £673 million incurred in the first half of 2009. This amounts to an increase of £63 million which is primarily driven by a £88 million increase in operating costs and other charges from £358 million in the first half of 2009 to £446 million in the first half of 2010, which included higher non-deferrable commission payments as policyholder asset values increased in line with strong sales growth.

c)    United Kingdom

        The UK acquisition costs and other expenditure decreased by 10 per cent from £711 million in the first half of 2009 to £649 million in the first half of 2010. The main drivers were an £84 million decrease in operating costs in the first half of 2010 to £286 million compared with the first half of 2009 which stood at £370 million and a £16 million decrease in acquisition costs from £188 million in the first half of 2009 to £172 million in the first half of 2010, partially offset by an increase in investment expenses and interest costs from £153 million in the first half of 2009 to £191 million in the first half of 2010.

d)    Unallocated corporate

        Acquisition costs and other expenditure in the first half of 2010 was £425 million, compared with £181 million in the first half of 2009. The principal driver was an increase of £252 million in operating costs, resulting from costs incurred in relation to the proposed, and now terminated transaction, to purchase AIA Group Ltd.

        Of the £377 million total costs before tax of the terminated AIA transaction, £100 million associated with foreign exchange hedging has been recorded within "Investment return" and the other £277 million has been recorded as "Other expenditure" within "Acquisition costs and other expenditure" in the condensed consolidated income statement.

        The following section provides further information on certain key areas of interest in the balance sheet.

 IFRS Shareholders' Funds and Summary Balance Sheet

        The following table sets forth a summary of the movement in Prudential's shareholders' funds for the six months ended June 30, 2010 and 2009:

	Six months ended June 30,
	2010	2009
	(In £ millions)
Operating profit based on longer-term investment returns	968	688
Items excluded from operating profit based on longer-term investment returns	(375)	(764)

Total profit (loss) before tax	593	(76)
Tax and non-controlling interests	(151)	(178)

Profit (loss) for the period	442	(254)
Exchange movements, net of related tax	307	(298)
Unrealized gains and losses on Jackson securities classified as available for sale(1)	419	423
Dividends	(344)	(322)
New share capital subscribed	39	96
Other	27	17

Net increase (decrease) in shareholders' funds	890	(338)
Shareholders' funds at beginning of period	6,271	5,058

Shareholders' funds at end of period	7,161	4,720

Note

(1)
Net of related change to amortization of deferred acquisition costs and tax.

        Statutory IFRS basis shareholders' funds at June 30, 2010 were £7.2 billion. This compares to the £6.3 billion at December 31, 2009, an increase of £0.9 billion, equivalent to 14 per cent.

        The movement reflects the profit for the year after tax of £0.4 billion, exchange translation gains of £0.3 billion, the improvement in the level of net unrealized gains on Jackson's debt securities of £0.4 billion from the position at December 31, 2009 and other items of £0.1 billion, offset by dividend payments of £0.3 billion.

 Summary Balance Sheet

        The summary balance sheet for the Group as at June 30, 2010 and December 31, 2009 is presented below:

Summary

	June 30, 2010	December 31, 2009
	(In £ Millions)
Investments	222,599	208,722
Holding company cash and short-term investments (note 1)	1,023	1,486
Other	19,790	17,546

Total assets	243,412	227,754

Less: Liabilities
Policyholder liabilities	198,913	186,398
Unallocated surplus of with-profits funds	10,066	10,019

	208,979	196,417
Core structural borrowings of shareholder financed operations	3,482	3,394
Other liabilities including non-controlling interests	23,790	21,672

Total liabilities and non-controlling interests	236,251	221,483

IFRS basis net assets net of non-controlling interest	7,161	6,271

Share capital and premium	1,966	1,970
IFRS basis shareholders' reserves	5,195	4,301

IFRS basis shareholders' equity	7,161	6,271

Note

1
Holding company cash is cash remitted by business units to Prudential's holding company with a view to cover the dividend payable to shareholders (after corporate costs), and finance profitable opportunities that become available to Prudential. Short-term investments are generally cash held on short-term deposits with credit institutions.

        The following sections provide further detail on certain key line items:

Shareholders' net borrowing

	June 30, 2010	December 31, 2009
	(In £ Millions)
Core structural borrowings of shareholder-financed operations:
Perpetual subordinated capital securities (Innovative Tier 1) (note (i))	1,533	1,422
Subordinated notes (Lower Tier 2) (note (i))	1,234	1,269

Subordinated debt total	2,767	2,691
Senior debt (note (iii)):
2023	300	300
2029	249	249

Holding company total	3,316	3,240
Jackson surplus notes (Lower Tier 2) (note (i))	166	154

Total (per condensed consolidated statement of financial position) (note (iv))	3,482	3,394
Less: Holding company cash and short-term investments (recorded within the condensed consolidated statement of financial position) (note (ii))	(1,023)	(1,486)

Net core structural borrowings of shareholder-financed operations	2,459	1,908

Investments

	June 30, 2010				December 31, 2009
	Participating Funds	Unit- Linked and Variable Annuities	Shareholder- backed	Total Group	Total Group
	(In £ Millions)
Debt securities	51,888	8,325	53,121	113,334	101,751
Equity	27,119	43,875	781	71,775	69,354
Property investments	9,169	717	1,474	11,360	10,905
Commercial mortgage loans	197	—	4,985	5,182	4,634
Other loans	1,875	—	2,530	4,405	4,120
Deposits	6,703	807	2,256	9,766	12,820
Other investments	4,153	90	2,534	6,777	5,138

Total	101,104	53,814	67,681	222,599	208,722

        Total investments held by Prudential at June 30, 2010 were £223 billion, of which £101 billion were held by participating funds, £54 billion by unit-linked funds and £68 billion by shareholder-backed operations. Shareholders are not directly exposed to value movements on assets backing participating or unit-linked operations, with sensitivity mainly related to shareholder-backed operations.

        Of the £68 billion investments related to shareholder-backed operations, £5.4 billion was held by Asia long-term business, £34.3 billion by Jackson and £24.5 billion by the UK long-term business respectively. In addition, £3.5 billion was held by Prudential's asset management and other operations.

        The investments held by the shareholder-backed operations are predominantly debt securities, totaling £3.7 billion, £27.4 billion, and £20.5 billion for Asia, the US and the UK long-term business respectively, of which 79 per cent, 95 per cent and 97 per cent are rated either externally or internally, as investment grade. Included within debt securities of shareholder-backed operations are Tier 1 and Tier 2 bank holdings of £3.2 billion, of which Tier 1 holdings of UK bank securities is £114 million, with exposure being wholly within the UK long-term business. Within Tier 2, Prudential's exposure to UK banks is £0.8 billion, with exposure being £0.6 billion, £0.1 billion, and £0.1 billion for the UK long-term business, the US and other operations respectively.

        In addition £1.5 billion of debt securities was held by asset management operations, substantially all of which was managed by Prudential Capital.

Policyholder liabilities

        In order to demonstrate the development of Prudential's shareholder-backed insurance business, the following table analyzes the movement in the policyholder liabilities of shareholder-backed business between items of a cash nature (premiums received and claims/surrenders paid) and other movements, such as those arising from investment gains and losses and foreign exchange.

Policyholder liabilities and unallocated surplus of with-profits funds

	Six months ended June 30, 2010				Six months ended June 30, 2009
	Asia	US	UK	Total	Total
	(In £ Millions)
Shareholder-backed business
At January 1,	13,050	48,311	38,700	100,061	92,189
Premiums	1,588	5,656	1,735	8,979	6,969
Surrenders	(621)	(1,767)	(632)	(3,020)	(3,362)
Maturities/Deaths	(58)	(418)	(1,055)	(1,531)	(1,385)

Net cash flows	909	3,471	48	4,428	2,222
Investment related items and other movements	(203)	(424)	1,896	1,269	2,446
Acquisition of UOB Life Assurance Limited	464	—	—	464	—
Assumption changes	—	—	(64)	(64)	(63)
Disposal of Taiwan agency business	—	—	—	—	(3,508)
Foreign exchange translation difference	1,150	3,895	(30)	5,015	(7,530)

At June 30,	15,370	55,253	40,550	111,173	85,756

With-profits funds
– Policyholder liabilities				87,740	79,291
– Unallocated surplus				10,066	7,061

Total at June 30,				97,806	86,352

Total policyholder liabilities including unallocated surplus at June 30,				208,979	172,108

        Policyholder liabilities related to shareholder-backed business grew by £11.1 billion from £100.1 billion at December 31, 2009 to £111.2 billion at June 30, 2010.

        The increase reflects positive net cash flows (premiums less surrenders and maturities/deaths) of £4.4 billion in the first half of 2010 (first half of 2009: £2.2 billion), predominantly driven by strong inflows in the US (£3.5 billion) and Asia (£0.9 billion), as well as positive investment-related and other items of £1.3 billion (first half of 2009: £2.4 billion), primarily reflecting the growth in bond and property markets during the year.

        Other movements include foreign exchange movements of £5.0 billion (first half of 2009: negative £7.5 billion) and an increase following the acquisition of UOB Life of £464 million.

        During the first half of 2010, the unallocated surplus, which represents the excess of assets over policyholder liabilities for Prudential's with-profit funds on a statutory basis remained flat from December 2009 to June 30, 2010 at £10.1 billion.

Liquidity and Capital Resources

        Prudential operates a central treasury function, which has overall responsibility for managing Prudential's capital funding program as well as its central cash and liquidity positions. Prudential arranges the financing of each of its subsidiaries, primarily by raising external finance either at the parent company level (including through finance subsidiaries whose obligations the parent company guarantees) or at the operating company level.

Group cash flow

        Prudential's unaudited interim consolidated cash flow statement includes the movement in cash included within both policyholders' and shareholders' funds, such as cash in the with-profits fund. Prudential therefore believes that it is more relevant to consider individual components of the movement in holding company cash flow which relate solely to the shareholders.

        Prudential continues to manage cash flows across the group with a view to achieving a balance between ensuring sufficient net remittances from the businesses to cover the progressive dividend (after corporate costs) and maximizing value for shareholders through the reinvestment of the free surplus generated at business unit level in the particularly profitable opportunities available to Prudential given its established position in key life insurance markets. On this basis, the holding company cash flow statement at an operating level should generally balance to close to zero before exceptional cash flows.

        Operating holding company cash flow for the first half of 2010 before dividend was £342 million, £94 million higher than the first half of 2009. After dividend, the operating holding company cash flow was £24 million, in line with the first half of 2009.

        The Prudential's holding company received £460 million net remittances from business units in the first half of 2010, (including £344 million from long-term business operations up from £314 million in the first half of 2009), with increased contributions from the Asia, M&G and PruCap businesses. Contributions from the UK with-profits business were lower reflecting the bonus reductions effected at the start of 2009, culminating in a lower share for shareholders in that year and lower remittances in the first half of 2010. The focused strategy of Prudential in the UK has delivered positive net remittances to the Prudential's holding company of £61 million from our shareholder-backed business.

        Capital invested in business units in the first half of 2010 was £54 million compared to £106 million for the first half of 2009. Injections into Prudential's Asia and the UK businesses were both down from 2009 levels, reflecting reduced regulatory needs and Prudential's disciplined approach to investment.

        Net interest paid in the first half of 2010 increased from £92 million in the first half of 2009 to £110 million, following additional debt raised in 2009.

        Tax received in the first half of 2010 was £55 million, up from £30 million in the first half 2009 reflecting higher UK taxable profits available for offset, and payments for corporate activities in the first half of 2010 were £63 million compared with £65 million in the first half of 2009.

        After central costs, there was a net cash inflow before dividend of £342 million in the first half of 2010 compared to £248 million for the first half of 2009. The dividend paid net of scrip, was £318 million in the first half of 2010 compared to £226 million in the first half of 2009. The take-up of scrip dividends in the first half of 2010 was £26 million compared to £96 million for the fist half of 2009.

        In the first half of 2010, central cash resources funded the acquisition of UOB Life and related distribution agreements. In addition, £261 million relating to costs associated with the terminated AIA transaction were also funded from our central resources.

        As a result of the transactions above, together with an £18 million foreign exchange revaluation gain, the overall holding company cash and short-term investment balances at June 30, 2010 decreased by £463 million to £1,023 million from the £1,486 million at December 31, 2009.

Liquidity requirements

Dividend payments

        The total cost of dividends, gross of scrip settled by Prudential was £344 million in the first half of 2010, for the 2009 second interim dividend compared to £322 million in the first half of 2009 for the 2008 final dividend. The dividend paid net of scrip was £318 million in the first half of 2010 compared with £226 million in the first half of 2009.

        The 2010 interim dividend was 6.61 pence per ordinary share, a five per cent increase on the interim dividend of 2009 of 6.29 pence per share. The 2010 interim dividend was paid in September 2010.

Debt service costs

        Debt service costs charged to profit in respect of core structural borrowings held by Prudential in the first half of 2010 were £129 million compared with £84 million in the first half of 2009. Of total consolidated borrowings of £8,029 million as at June 30, 2010, the parent company had core structural borrowings of £3,316 million outstanding, all of which are due to mature in more than five years.

Liquidity sources

        The Prudential's parent company held cash and short-term investments of £1,023 million at June 30, 2010 compared with £1,486 million at December 31, 2009 The sources of cash in 2010 included dividends, loans and interest received from operating subsidiaries. Prudential received £514 million in cash remittances from business units in the first half of 2010, compared to £481million received in the first half of 2009. These remittances primarily comprise dividends from business units and the shareholders' statutory transfer from the PAC long-term with-profits fund (UK Life Fund) relating to earlier bonus declarations. Offset against these cash remittances was £54 million of capital invested in the first half of 2010 compared to £106 million in the first half of 2009. Overall net remittances from Prudential's business units had increased from £375 million in the first half of 2009 to £460 million in the first half of 2010.

Dividends, loans and interest received from subsidiaries

        Under UK company law, dividends can only be paid if a company has distributable reserves sufficient to cover the dividend. In PAC, Prudential's largest operating subsidiary, distributable reserves are created mainly by the statutory long-term business profit transfer to shareholders that occurs upon the declaration of bonuses to policyholders of with-profit products. Prudential's insurance and fund management subsidiaries' ability to pay dividends and loans to the parent company is restricted by various laws and regulations. Jackson is subject to state laws that limit the dividends payable to its parent company. Dividends in excess of these limitations generally require approval of the state insurance commissioner. The table below shows the dividends, loans and other amounts received by Prudential from the principal operating subsidiaries for the first six months of 2010 and 2009:

	Six months Ended June 30,
	2010	2009
	(In £ Millions)
Asian Operations	115	111
US Operations	—	—
UK Insurance Operations (mainly PAC)	263	268
M&G (including Prudential Capital)	130	86

Total	508	465

        Each of Prudential's main operations generates sufficient profits to pay dividends to the parent. The amount of dividends paid by the operations is determined after considering the development, growth and investment requirements of the operating businesses. Prudential does not believe that the legal and regulatory restrictions constitute a material limitation on the ability of businesses to meet their obligations or pay dividends.

Changes to Group holdings during the period

        During the first half of 2010 Prudential completed the acquisition of UOB Life for total cash consideration, after post-tax completion adjustments currently estimated at SGD 67 million (£32 million), of SGD 405 million (£220 million), giving rise to goodwill of £145 million. This acquisition accompanied a long-term strategic partnership with UOB, facilitating distribution of Prudential's life insurance products through UOB's bank branches in Singapore, Indonesia and Thailand.

        Prudential also announced the acquisition of Standard Life Healthcare by its PruHealth joint venture partner Discovery, and the intention to combine this with the existing PruHealth business. This has led to a reduction in Prudential's shareholding in the combined businesses from 50 per cent to 25 per cent and is effective from August 1, 2010 the date of the acquisition.

Shareholders' borrowings and financial flexibility

        Prudential's core structural borrowings at June 30, 2010 totaled £3.5 billion on an IFRS basis, compared with £3.4 billion at December 31, 2009. The movement of £0.1 billion mainly reflects foreign exchange movements in the period.

        After adjusting for holding company cash and short-term investments of £1,023 million, net core structural borrowings at June 30, 2010 were £2.5 billion compared with £1.9 billion at December 31, 2009. The movement of £0.6 billion includes the movement in borrowings of £0.1 billion mentioned above and the use of £505 million of central resources to fund the acquisition of UOB Life and related distribution agreements and the terminated AIA transaction costs.

        In addition to Prudential's core structural borrowings set out above, there is also in place an unlimited global commercial paper program. As at June 30, 2010 Prudential had issued commercial paper under this program totaling £110 million, US$2,412 million, and EUR 721 million. The central treasury function also manages Prudential's £5,000 million medium-term note (MTN) program covering both core and non-core borrowings. During January 2010, Prudential raised non-core borrowings of £250 million from this program. In April 2010 an existing internal £200 million issue under the same program was refinanced. In total, at June 30, 2010 the outstanding subordinated debt under the program was £1,085 million, US$750 million and EUR 520 million, while the senior debt outstanding was £450 million and US$5 million. In addition, Prudential's holding company has access to £1.7 billion of committed revolving credit facilities, provided by 16 major international banks, expiring between 2011 and 2013; and an annually renewable £500 million committed securities lending liquidity facility. Apart from small drawdowns to test the process, these facilities have never been drawn, and there were no amounts outstanding at June 30, 2010. The commercial paper program, the MTN program, the committed revolving credit facilities and the committed securities lending liquidity facility are all available for general corporate purposes and to support the liquidity needs of Prudential's holding company and are intended to maintain a strong and flexible funding capacity.

        Prudential's core debt is managed within a target level consistent with its current debt ratings.

        Prudential plc has strong debt ratings from Standard & Poor's, Moody's and Fitch. On August 17, 2010, Standard & Poor's affirmed Prudential's long term senior debt rating at A+, and Prudential Assurance Company (PAC) and Jackson's long-term counterparty credit and insurer financial strength ratings at AA, and reverted the outlook on all these ratings to stable from the previous negative watch.

        Prudential's long-term senior debt is currently rated A+ (stable outlook), A2 (negative outlook) and A+ (negative watch) from Standard & Poor's, Moody's and Fitch, while short-term ratings are A-1, P1 and F1+ respectively.

        The financial strength of PAC is currently rated AA (stable outlook) by Standard & Poor's, Aa2 (negative outlook) by Moody's and AA+ (negative watch) by Fitch.

        Jackson's financial strength is currently rated AA (stable outlook) by Standard & Poor's, A1 (negative outlook) by Moody's and AA (negative watch) by Fitch.

        As of the filing date of this document, Fitch are undertaking a review of all their ratings relating to Prudential plc and its subsidiaries.

Consolidated Cash Flows

        The discussion that follows is based on the consolidated statement of cash flows prepared under IFRS and presented in Prudential's unaudited condensed consolidated interim financial statements.

        Net cash inflows (outflows) in the first half of 2010 were £1,287 million from operating activities, £(123) million from investing activities, and £(440) million from financing activities. During the first half of 2009, net cash inflows (outflows) were £1,546 million from operating activities, £(458) million from investing activities and £(203) million from financing activities.

        As at June 30, 2010, the Group held cash and cash equivalents of £6,040 million compared with £5,307 million at December 31, 2009, an increase of £733 million (representing net cash inflows of £724 million outlined above, and the effect of exchange rate changes of £9 million).

Contingencies and Related Obligations

        Details of the main changes to Prudential's contingencies and related obligations that have arisen in the six month period ended June 30, 2010 are set out in Note AC to the unaudited condensed consolidated interim financial statements.

Derivative Financial Instruments and Commitments

        Prudential enters into a variety of exchange traded and over-the-counter derivative financial instruments, including futures, options, forward currency contracts and swaps, such as interest rate swaps, cross-currency swaps, swaptions and credit default swaps.

        All over-the-counter derivative transactions are conducted under standardized International Swaps and Derivatives Association Inc ("ISDA") master agreements and Prudential has collateral agreements between the individual group entities and relevant counterparties in place under each of these market master agreements.

        These derivatives are used for efficient portfolio management to obtain cost effective and efficient exposure to various markets in accordance with Prudential's investment strategies and to manage exposure to interest rate, currency, credit and other business risks.

        Prudential uses various interest rate derivative financial instruments, such as interest rate swaps, to reduce exposure to interest rate volatility.

        The UK insurance operations use various currency derivatives in order to limit volatility due to foreign currency exchange rate fluctuations arising on securities denominated in currencies other than sterling. In addition, total return swaps and interest rate swaps are held for efficient portfolio management.

        As part of the efficient portfolio management of the PAC with-profits fund, the fund may, from time to time, invest in cash-settled forward contracts over Prudential Shares, which are accounted for consistently with other derivatives. This is in order to avoid a mismatch of the with-profits investments portfolio with the investment benchmarks set for its equity-based investment funds. The contracts will form part of the long-term investments of the with-profits fund. These contracts are subject to a number of limitations for legal and regulatory reasons.

        Some of Prudential's products, especially those sold in the United States, have certain guarantee features linked to equity indexes. A mismatch between product liabilities and the performance of the underlying assets backing them, exposes Prudential to equity index risk. In order to mitigate this risk, the relevant business units purchase swaptions, equity options and futures to match asset performance with liabilities under equity-indexed products.

        The US operations and some of the UK operations hold large amounts of interest-rate sensitive investments that contain credit risks on which a certain level of defaults is expected. These entities have purchased swaptions in order to manage the default risk on certain underlying assets and hence reduce the amount of regulatory capital held to support the assets.

        The types of derivatives used by Jackson and their purposes are as follows:

  •
  interest rate swaps generally involve the exchange of fixed and floating payments over the period for which Jackson holds the instrument without an exchange of the underlying principal amount. These agreements are used for hedging purposes;

  •
  put-swaption contracts provide the purchaser with the right, but not the obligation, to require the writer to pay the present value of a long-duration interest rate swap at future exercise dates. Jackson purchases and writes put-swaptions with maturities up to ten years. On a net basis, put-swaptions hedge against significant upward movements in interest rates;

  •
  equity index futures contracts and equity index call and put options are used to hedge Jackson's obligations associated with its issuance of fixed indexed immediate and deferred annuities and certain variable annuity guarantees. These annuities and guarantees contain embedded options which are fair valued for financial reporting purposes;

  •
  total return swaps in which Jackson receives equity returns or returns based on reference pools of assets in exchange for short-term floating rate payments based on notional amounts, are held for both hedging and investment purposes;

  •
  cross-currency swaps, which embody spot and forward currency swaps and additionally, in some cases, interest rate swaps and equity index swaps, are entered into for the purpose of hedging Jackson's foreign currency denominated funding agreements supporting trust instrument obligations;

  •
  spread cap options, which are used as a macro-economic hedge against declining interest rates. Jackson receives quarterly settlements based on the spread between the two-year and the 10-year constant maturity swap rates in excess of a specified spread; and

  •
  credit default swaps, which represent agreements under which Jackson has purchased default protection on certain underlying corporate bonds held in its portfolio. These contracts allow Jackson to sell the protected bonds at par value to the counterparty in the event of their default in exchange for periodic payments made by Jackson for the life of the agreement.

        At June 30, 2010 Jackson had unfunded commitments of $554 million related to its investments in limited partnerships and of $27 million related to fixed-rate commercial mortgage loans. These commitments were entered into in the normal course of business, and the directors do not expect a material adverse impact on the operations to arise from them.

Prudential plc and Subsidiaries

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Prudential plc and Subsidiaries

Condensed Consolidated Income Statements

Six Months Ended June 30,

	2010		2009
	(In £ Millions, Except Per Share Amounts)
Earned premiums, net of reinsurance	11,256		9,518
Investment return (note G and I)	5,027		3,625
Other income	754		574

Total revenue, net of reinsurance	17,037		13,717

Benefits and claims and movement in unallocated surplus of with-profits funds, net of reinsurance (note J)	(13,650)		(10,783)
Acquisition costs and other expenditure (note G and H)	(2,654)		(2,446)
Finance costs: interest on core structural borrowings of shareholder-financed operations	(129)		(84)
Loss on sale of Taiwan agency business (note K)	—		(559)

Total charges, net of reinsurance	(16,433)		(13,872)

Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns)*	604		(155)
Tax (charge) credit attributable to policyholders' returns	(11)		79

Profit (loss) before tax attributable to shareholders (note C)	593		(76)

Tax (charge) credit (note L)	(160)		(103)
Less: tax attributable to policyholders' returns	11		(79)

Tax (charge) credit attributable to shareholders' returns (note L)	(149)		(182)

Profit (loss) from continuing operations after tax/ Profit (loss) for the period	444		(258)

Attributable to:
Equity holders of the Company	442		(254)
Non-controlling interests	2		(4)

Profit (loss) for the period	444		(258)

Earnings per share (in pence)
Based on profit (loss) for the period attributable to the equity holders of the Company:
Basic (note M)	17.5	p	(10.2	)p
Diluted (note M)	17.5	p	(10.2	)p

*
This measure is the formal profit (loss) before tax measure under IFRS but it is not the result attributable to shareholders.

The accompanying notes form an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Condensed Consolidated Statement Of Comprehensive Income

Six Months Ended June 30,

	2010	2009
	(In £ Millions)
Profit (loss) for the period	444	(258)
Other comprehensive income (loss):
Exchange movements on foreign operations and net investment hedges:
Exchange movements arising during the period	315	(292)
Related tax	(8)	(6)

	307	(298)

Available-for-sale securities:
Unrealized valuation movements on securities of US insurance operations classified as available-for-sale:
Unrealized holding gains arising during the period	1,123	662
Add back net losses included in the income statement on disposal and impairment	21	146

Total (note W)	1,144	808
Related change in amortization of deferred income and acquisition costs (note S)	(510)	(235)
Related tax	(215)	(150)

	419	423

Other comprehensive income for the period, net of related tax	726	125

Total comprehensive income (loss) for the period	1,170	(133)

Attributable to:
Equity holders of the Company	1,168	(129)
Non-controlling interests	2	(4)

Total comprehensive income (loss) for the period	1,170	(133)

The accompanying notes form an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Condensed Consolidated Statement Of Changes In Equity

Six Months Ended June 30, 2010

	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity
	(In £ Millions)
Reserves
Total comprehensive income for the period	—	—	442	307	419	1,168	2	1,170
Dividends	—	—	(344)	—	—	(344)	—	(344)
Reserve movements in respect of share-based payments	—	—	15	—	—	15	—	15
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	—	—	—	—	—	—	3	3
Share capital and share premium
New share capital subscribed	—	39	—	—	—	39	—	39
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	—	(26)	26	—	—	—	—	—
Treasury shares
Movement in own shares in respect of share-based payment plans	—	—	8	—	—	8	—	8
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	—	—	4	—	—	4	—	4

Net increase in equity	—	13	151	307	419	890	5	895
At beginning of period	127	1,843	3,964	203	134	6,271	32	6,303

At end of period	127	1,856	4,115	510	553	7,161	37	7,198

The accompanying notes form an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Condensed Consolidated Statement Of Changes In Equity

Six Months Ended June 30, 2009

	Share capital	Share premium	Retained earnings	Translation reserve	Available- for-sale securities reserve	Shareholders' equity	Non- controlling interests	Total equity
	(In £ Millions)
Reserves
Total comprehensive income (loss) for the period	—	—	(254)	(298)	423	(129)	(4)	(133)
Dividends	—	—	(322)	—	—	(322)	—	(322)
Reserve movements in respect of share-based payments	—	—	18	—	—	18	—	18
Change in non-controlling interests arising principally from purchase and sale of property partnerships of the PAC with-profits fund and other consolidated investment funds	—	—	—	—	—	—	(22)	(22)
Share capital and share premium
New share capital subscribed	1	95	—	—	—	96	—	96
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	—	(95)	95	—	—	—	—	—
Treasury shares
Movement in own shares in respect of share-based payment plans	—	—	7	—	—	7	—	7
Movement in Prudential plc shares purchased by unit trusts consolidated under IFRS	—	—	(8)	—	—	(8)	—	(8)

Net increase (decrease) in equity	1	—	(464)	(298)	423	(338)	(26)	(364)
At beginning of period	125	1,840	3,604	398	(909)	5,058	55	5,113

At end of period	126	1,840	3,140	100	(486)	4,720	29	4,749

The accompanying notes form an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Condensed Consolidated Statement Of Financial Position

Assets	June 30, 2010	December 31, 2009
	(In £ Millions)
Intangible assets attributable to shareholders:
Goodwill (note R)	1,465	1,310
Deferred acquisition costs and other intangible assets (note S)	4,028	4,049

	5,493	5,359

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	124	124
Deferred acquisition costs and other intangible assets	110	106

	234	230

Total	5,727	5,589

Other non-investment and non-cash assets:
Property, plant and equipment	382	367
Reinsurers' share of insurance contract liabilities	1,369	1,187
Deferred tax asset (note L)	2,691	2,708
Current tax recoverable	575	636
Accrued investment income	2,559	2,473
Other debtors	1,467	762

Total	9,043	8,133

Investments of long-term business and other operations:
Investment properties	11,360	10,905
Investments accounted for using the equity method	9	6
Financial investments:
Loans (note U)	9,587	8,754
Equity securities and portfolio holdings in unit trusts	71,775	69,354
Debt securities (note V)	113,334	101,751
Other investments	6,768	5,132
Deposits	9,766	12,820

Total	222,599	208,722

Properties held for sale	3	3
Cash and cash equivalents	6,040	5,307

Total assets (note O)	243,412	227,754

The accompanying notes form an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Condensed Consolidated Statement Of Financial Position (Continued)

Equity and liabilities	June 30, 2010	December 31, 2009
	(In £ Millions)
Equity
Shareholders' equity	7,161	6,271
Non-controlling interests	37	32

Total equity	7,198	6,303

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	198,913	186,398
Unallocated surplus of with-profits funds	10,066	10,019

Total (note AA)	208,979	196,417

Core structural borrowings of shareholder-financed operations:
Subordinated debt	2,767	2,691
Other	715	703

Total (note X)	3,482	3,394

Other borrowings:
Operational borrowings attributable to shareholder-financed operations (note Y)	3,234	2,751
Borrowings attributable to with-profits operations (note Y)	1,313	1,284
Other non-insurance liabilities:
Obligations under funding, securities lending and sale and repurchase agreements	3,222	3,482
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	2,667	3,809
Current tax liabilities	1,272	1,215
Deferred tax liabilities (note L)	4,115	3,872
Accruals and deferred income	555	594
Other creditors	3,246	1,612
Provisions	641	643
Derivative liabilities	2,033	1,501
Other liabilities	1,455	877

Total	19,206	17,605

Total liabilities	236,214	221,451

Total equity and liabilities (note O)	243,412	227,754

The accompanying notes form an integral part of these interim financial statements.

Prudential plc and Subsidiaries

Condensed Consolidated Statement of Cash Flows

Six Months Ended June 30,

	2010	2009
	(In £ Millions)
Cash flows from operating activities
Profit (loss) before tax (being tax attributable to shareholders' and policyholders' returns) (note (i))	604	(155)
Changes in operating assets and liabilities (note (ii))	516	1,068
Other items (note (ii))	167	633

Net cash flows from operating activities	1,287	1,546

Cash flows from investing activities
Net cash flows from purchases and disposals of property, plant and equipment	(22)	(22)
Disposal of Taiwan agency business (notes (iii) and K)	—	(436)
Acquisition of UOB Life, net of cash balance (note (iv))	(101)	—

Net cash flows from investing activities	(123)	(458)

Cash flows from financing activities
Structural borrowings of the Group:
Shareholder-financed operations (notes (v) and X):
Issue of subordinated debt, net of costs	—	379
Redemption of senior debt	—	(249)
Interest paid	(131)	(98)
With-profits operations (notes (vi) and Y):
Interest paid	(4)	(9)
Equity capital (note (vii)):
Issues of ordinary share capital	13	—
Dividends paid	(318)	(226)

Net cash flows from financing activities	(440)	(203)

Net increase in cash and cash equivalents	724	885
Cash and cash equivalents at beginning of period	5,307	5,955
Effect of exchange rate changes on cash and cash equivalents	9	(298)

Cash and cash equivalents at end of period	6,040	6,542

The accompanying notes form an integral part of these interim financial statements.

Notes

(i)
This measure is the formal profit (loss) before tax measure under IFRS but it is not the result attributable to shareholders.

(ii)
The adjusting items to profit (loss) before tax include changes in operating assets and liabilities, and other items including adjustments in respect of non-cash items, together with operational interest receipts and payments, dividend receipts, and tax paid. The figure of £633 million for other items at half year 2009 includes £559 million for the loss on disposal of Taiwan agency business. The elements of the adjusting items within changes in operating assets and liabilities are as follows:

	2010	2009
	(In £ Millions)
Other non-investment and non-cash assets	(997)	227
Investments	(5,278)	(1,076)
Policyholder liabilities (including unallocated surplus)	6,086	2,265
Other liabilities (including operational borrowings)	705	(348)

Changes in operating assets and liabilities	516	1,068

(iii)
The amount of £436 million for the first half of 2009 in respect of the disposal of the Taiwan agency business shown above, represents the cash and cash equivalents of £388 million held by Taiwan agency business transferred on disposal and restructuring costs paid in cash in the period of £3 million. In addition, the cashflow for the disposal includes a £45 million outflow to purchase a 9.99 per cent stake in China Life.

(iv)
On January 6, 2010, the Group announced the acquisition from United Overseas Bank Limited (UOB) of its 100 per cent interest in UOB Life Assurance Limited in Singapore (see note Q). The amount of £101 million net cash outflow in respect of this acquisition represents consideration which has been paid as at June, 30 2010 of £188 million, acquisition-related costs paid of £2 million, less cash and cash equivalents acquired of £89 million.

(v)
Structural borrowings of shareholder-financed operations comprise core debt of the holding company and Jackson surplus notes. Core debt excludes borrowings to support short-term fixed income securities program, non-recourse borrowings of investment subsidiaries of shareholder-financed operations and other borrowings of shareholder-financed operations. Cash flows in respect of these borrowings are included within cash flows from operating activities.

(vi)
Structural borrowings of with-profits operations relate solely to the £100 million 8.5 per cent undated subordinated guaranteed bonds which contribute to the solvency base of the Scottish Amicable Insurance Fund (SAIF), a ring-fenced sub-fund of the PAC with-profits fund. Cash flows in respect of other borrowings of with-profits funds, which principally relate to consolidated investment funds, are included within cash flows from operating activities.

(vii)
Cash movements in respect of equity capital exclude scrip dividends.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

June 30, 2010

A     Basis of preparation and audit status

        These condensed consolidated interim financial statements for the six months ended June 30, 2010 have been prepared in accordance with IAS 34 "Interim Financial Reporting" as issued by the International Accounting Standards Board (IASB) and as adopted by the European Union (EU). The Group's policy for preparing this interim financial information is to use the accounting policies adopted by the Group in its last consolidated financial statements, as updated by any changes in accounting policies it intends to make in its next consolidated financial statements as a result of new or amended IFRSs that are applicable or available for early adoption for the next annual financial statements and other policy improvements. EU-endorsed IFRSs may differ from IFRSs issued by the IASB if, at any point in time, new or amended IFRSs have not been endorsed by the EU. At June 30, 2010, there were no unendorsed standards effective for the period ended June 30, 2010 affecting the condensed consolidated financial statements, and there were no differences between IFRSs endorsed by the EU and IFRSs issued by the IASB in terms of their application to the Group.

        The results for the six months ended June 30, 2010 and 2009 are unaudited. The results for the year ended December 31, 2009 have been derived from Prudential's 2009 audited consolidated financial statements filed with the Securities and Exchange Commission on Form 20-F. These 2009 consolidated financial statements do not represent Prudential's Statutory accounts for the purposes of the UK Companies Act 2006. The auditors have reported on the 2009 statutory accounts which have been delivered to the Registrar of Companies. The auditors' report was (i) unqualified, (ii) did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying their report and (iii) did not contain a statement under section 498(2) or (3) of the Companies Act 2006.

B     Significant accounting policies

        The accounting policies applied by the Group in determining the IFRS basis results in this filing are the same as those previously applied in the Group's consolidated financial statements for the year ended December 31, 2009, except for the following adoption of new accounting pronouncements in 2010:

Revised IFRS 3, "Business Combinations" and Amendments to IAS 27, "Consolidated and Separate Financial Statements"

        The Group has applied the revised IFRS 3 and amended IAS 27 from January 1, 2010. The revised IFRS 3 and amended IAS 27 are the outcomes of the second phase of the IASB's and the US Financial Accounting Standards Board's (FASB) joint business combination project. The change in accounting policy as a result of the adoption of these standards has been applied prospectively. No restatement to 2009 comparatives is required. The more significant changes from the revised IFRS 3 include:

  •
  the immediate expensing of acquisition-related costs rather than inclusion in goodwill; and

  •
  recognition and measurement at fair value of contingent consideration at acquisition date with subsequent changes to income.

        The amendments to IAS 27 reflect changes to the accounting for non-controlling interests (known as minority interests prior to the amendments). From January 1, 2010, transactions that increase or decrease non-controlling interests without a change of control are accounted as equity transactions and therefore no goodwill is recognized.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

B     Significant accounting policies (Continued)

        The adoption of revised IFRS 3 and amended IAS 27 has resulted in presentational and disclosure changes in the Group's financial statements, and affected the accounting for the acquisition of United Overseas Bank (UOB) Life Assurance Limited in Singapore. The disclosure on this acquisition is provided in note Q. As a result of the adoption of the revised IFRS 3, the Group has expensed the UOB Life acquisition-related costs incurred of £2 million which would otherwise have been included within goodwill.

Other accounting pronouncements adopted in 2010

        In addition, the Group has adopted the following accounting pronouncements in 2010 but their adoption has had no material impact on the results and financial position of the Group:

  •
  Improvements to IFRSs (2009)

  •
  Amendments to IFRS 2—Group cash-settled share-based payment transactions

  •
  Amendments to IAS 39, "Financial instruments: Recognition and Measurement"—Eligible hedged items

        This is not intended to be a complete list of accounting pronouncements effective in 2010 as only those that could have an impact upon the Group's financial statements have been discussed.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

C     Segment disclosure—income statement

	Six months Ended June 30,
	2010	2009
	(In £ Millions)
Asian operations (note (i))
Insurance operations (note E(i)):
Underlying results before exceptional credit	262	149
Exceptional credit (note E(i)(b))	—	63

Total Asian insurance operations	262	212
Development expenses	(3)	(5)

Total Asian insurance operations after development expenses	259	207
Asian asset management	36	21

Total Asian operations	295	228

US operations
Jackson (US insurance operations) (note (ii) and E(ii))	450	217
Broker-dealer and asset management	15	2

Total US operations	465	219

UK operations
UK insurance operations:
Long-term business (note E(iii))	307	303
General insurance commission (note (iii))	23	27

Total UK insurance operations	330	330
M&G	143	102

Total UK operations	473	432

Total segment profit	1,233	879
Other income and expenditure
Investment return and other income	5	13
Interest payable on core structural borrowings	(129)	(84)
Corporate expenditure:
Group Head Office	(86)	(74)
Asia Regional Head Office	(27)	(23)
Charge for share-based payments for Prudential schemes (note (iv))	(3)	(11)

Total	(240)	(179)

Solvency II implementation costs	(22)	—
Restructuring costs (note (v))	(3)	(12)

Operating profit based on longer-term investment returns (note (i))	968	688
Short-term fluctuations in investment returns on shareholder-backed business (note F)	26	(80)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes (note (vi))	(24)	(63)
Costs of terminated AIA transaction (note G)	(377)	—
Loss on sale and results for Taiwan agency business (notes (i) and K)	—	(621)

Profit (loss) from continuing operations before tax attributable to shareholders	593	(76)

Notes

(i)
Sale of Taiwan agency business: In order to facilitate comparisons of operating profit based on longer-term investment returns that reflect the Group's retained operations, the results attributable to the Taiwan business for which the sale process was completed in June 2009 are included separately within the supplementary analysis of profit for 2009.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

C     Segment disclosure—income statement (Continued)

(ii)
The US insurance operating profit of £450 million includes £123 million of net equity hedging gains, net of related DAC, (first half of 2009: losses of £23 million) representing the movement in fair value of free standing derivatives included in operating profit and the movement in the accounting value of Jackson's variable and fixed index annuity products, for which a significant proportion are not fair valued. These net gains / losses are variable in nature.

(iii)
UK operations transferred its general insurance business to Churchill in 2002, with general insurance commission representing the net commission receivable net of expenses for Prudential-branded general insurance products as part of this arrangement.

(iv)
The charge for share-based payments for Prudential schemes is for the SAYE and Group performance-related schemes.

(v)
Restructuring costs of £3 million have been incurred in the UK (first half of 2009: £7 million) and £nil in central operations (first half of 2009: £5 million).

(vi)
The shareholders' share of actuarial and other gains and losses on defined benefit pension schemes reflects the aggregate of actual less expected returns on scheme assets, experience gains and losses, the effect of changes in assumptions and altered provisions for deficit funding, where relevant.

Determining operating segments and performance measure of operating segments

        The Group's operating segments determined in accordance with IFRS 8, are as follows:

  Insurance operations

  –
  Asia
  –
  US (Jackson)
  –
  UK

        Asset management operations

  –
  M&G
  –
  Asian asset management
  –
  US broker-dealer and asset management (including Curian)

        Prudential Capital has been incorporated into the M&G operating segment for the purposes of segment reporting.

        The performance measure of operating segments utilized by the Company is IFRS operating profit attributable to shareholders based on longer-term investment returns. This measure excludes the recurrent items of short-term fluctuations in investment returns and the shareholders' share of actuarial and other gains and losses on defined benefit pension schemes and transaction costs arising from business combinations. In addition, for 2010 this measure excluded costs associated with the terminated AIA transaction. For 2009 it excluded the non-recurrent cost of hedging the Group IGD capital surplus included within short-term fluctuations in investment returns. Furthermore, in 2009 the Company sold its Taiwan agency business. In order to facilitate comparisons on a like for like basis, the loss on sale and the results of the Taiwan agency business during the period of ownership are shown separately within the supplementary analysis of profits. Segments results that are reported to the Group Executive Committee (GEC) include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items are mainly in relation to the Group Head Office and Asian Regional Head Office.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

C     Segment disclosure—income statement (Continued)

        For the purposes of measuring operating profit, investment returns on shareholder-financed business are based on the expected longer-term rates of return. This reflects the particular features of long-term insurance business where assets and liabilities are held for the long-term and for which the accounting basis for insurance liabilities under current IFRS is not generally conducive to demonstrating trends in underlying performance for life businesses exclusive of changes in market conditions. In determining profit on this basis, the following key elements are applied to the results of the Group's shareholder-financed operations.

(a)   Debt and equity securities

        Longer-term investment returns comprise income and longer-term capital returns. For debt securities the longer-term capital returns comprise two elements. These are a risk margin reserve (RMR) based charge for expected defaults, which is determined by reference to the credit quality of the portfolio, and amortization of interest-related realized gains and losses to operating results based on longer-term investment returns to the date when sold bonds would have otherwise matured.

        The shareholder-backed operation for which the risk margin reserve charge is most significant is Jackson National Life. During the second half of 2009, the National Association of Insurance Commissioners (NAIC) changed its approach to the determination of regulatory ratings of residential mortgage-backed securities (RMBS), using an external third party, PIMCO, to develop regulatory ratings detail for more than 20,000 RMBS securities owned by US insurers at the end of 2009. Jackson has used the ratings resulting from this model to determine the average annual RMR for half year 2010 and full year 2009 as this is considered more relevant information for the RMBS securities concerned than the previous approach of using ratings by Nationally Recognized Statistical Ratings Organization (NRSRO). It should be noted that this has no impact on the valuation applied to those securities within the IFRS statement of financial position and there is no impact to IFRS profit before tax or shareholders' equity as a result of this change.

(b)   Derivative value movements

        Value movements for Jackson's equity-based derivatives and variable and fixed index annuity product embedded derivatives are included in operating profits based on longer-term investment returns. To ensure these reflect longer-term movements the fair value movement included in operating profit is based on longer-term equity volatility levels and long-term average AA corporate bond rate curves, with the movement relating to change in current rates being included in short-term fluctuations. The operating profits based on longer-term investment returns explicitly include:

  –
  The fair value movement in free standing hedging derivatives, excluding the impact of the difference between longer-term and current period implied equity volatility levels as mentioned above;

  –
  The movement in liabilities for those embedded derivative liabilities which are fair valued in accordance with IFRS, primarily GMWB "not for life" and fixed index annuity business, excluding the impacts of the differences between longer-term and current period equity volatility and incorporating 10-year average yield curves, in lieu of current period yield curves;

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

C     Segment disclosure—income statement (Continued)

  –
  Movements in IFRS basis guarantee liabilities for GMWB "for life", being those policies where a minimum annual withdrawal is permitted for the duration of the policyholders life subject to certain conditions, and GMDB business for which, under the US GAAP rules applied under IFRS, the reserving methodology under US GAAP principles generally gives rise to a muted impact of current period market movements; and

  –
  Related changes to the amortization of deferred acquisition costs for each of the above items.

        The effects of the above components give rise to variable gains and losses arising from the differing measuring basis between some assets and liabilities. This is further discussed in note E (ii).

        Other derivative value movements are excluded from operating results based on longer-term investment returns. These derivatives are primarily held by Jackson as part of a broadly-based hedging program for features of Jackson's bond portfolio (for which value movements are booked in the statement of comprehensive income rather than the income statement) and product liabilities (for which US GAAP accounting does not reflect the economic features being hedged).

        These key elements are of most importance in determining the operating results based on longer-term investment returns of Jackson.

        There are two exceptions to the basis described above for determining operating results based on longer-term investment returns. These are for:

  –
  Unit-linked and US variable annuity business. For such business the policyholder liabilities are directly reflective of the asset value movements. Accordingly all asset value movements are recorded in the operating results based on longer-term investment returns.

  –
  Assets covering non-participating business liabilities that are interest rate sensitive. For UK annuity business policyholder liabilities are determined by reference to current interest rates. The value movements of the assets covering liabilities are closely correlated with the related change in liabilities. Accordingly asset value movements are recorded within the operating results based on longer-term investment returns. Policyholder liabilities include a margin for credit risk. Variations between actual and best estimate expected impairments are recorded as a component of short-term fluctuations in investment returns.

(c)   Liabilities to policyholders and embedded derivatives for product guarantees

        Under IFRS, the degree to which the carrying values of liabilities to policyholders are sensitive to current market conditions varies between territories depending upon the nature of the "grandfathered" measurement basis. In general, in those instances where the liabilities are particularly sensitive to routine changes in market conditions, the accounting basis is such that the impact of market movements on the assets and liabilities is broadly equivalent in the income statement, and operating profit based on longer-term investments returns is not distorted. In these circumstances, there is no need for the movement in the liability to be bifurcated between the elements that relate to longer-term market conditions and short-term effects.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

C     Segment disclosure—income statement (Continued)

        However, some types of business movements in liabilities do require bifurcation to ensure that at the net level (i.e. after allocated investment return and change for policyholder benefits) the operating result reflects longer-term market returns.

        Examples where such bifurcation is necessary are:

(i)    Asia

  Vietnamese participating business

        For the participating business in Vietnam the liabilities include policyholders' interest in investment appreciation and other surplus. Bonuses paid in a reporting period and accrued policyholders' interest in investment appreciation and other surpluses primarily reflect the level of realized investment gains above contract specific hurdle levels. For this business, operating profit based on longer-term investment returns includes the aggregate of longer-term returns on the relevant investments, a credit or charge equal to movements on the liability for the policyholders' interest in realized investment gains (net of any recovery of prior deficits on the participating pool), less amortization over five years of current and prior movements on such credits or charges.

        The overall purpose of these adjustments is to ensure that investment returns included in operating results equal longer-term returns but that in any one reporting period movements on liabilities to policyholders caused by investment returns are substantially matched in the presentation of the supplementary analysis of profit before tax attributable to policyholders.

  Non-participating business

        Bifurcation for the effect of determining the movement in the carrying value of liabilities to be included in operating results based on longer-term investment returns, and the residual element for the effect of using year end rates is included in short-term fluctuations and in the income statement.

  Guaranteed Minimum Death Benefit (GMDB) product features

        For unhedged GMDB liabilities accounted for under IFRS using "grandfathered" US GAAP, such as in the Japanese business, the change in carrying value is determined under FASB Accounting Standards Codification Subtopic 944-80 (formerly SOP 03-01), which partially reflects changes in market conditions. Under the Company's supplementary basis of reporting the operating profit reflects the change in liability based on longer-term market conditions with the difference between the charge to the operating result and the movement reflected in the total result included in short-term fluctuations in investment returns.

(ii)   US operations—Embedded derivatives for variable annuity guarantee features

        Under IFRS, the "not for life" Guaranteed Minimum Withdrawal Benefit (GMWB) is required to be fair valued as an embedded derivative. The movement in carrying values is affected by changes in equity market levels, as well as the level of observed implied equity volatility and changes to the interest rates applied from period to period. For these embedded derivatives the interest rates applied reflect current yield curve rates. For the purposes of determining operating profit based on longer-term investment

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

C     Segment disclosure—income statement (Continued)

returns the charge for these features is determined using historical longer-term equity volatility levels and long-term average yield curves.

        The Guaranteed Minimum Income Benefit (GMIB) liability, which is fully reinsured, subject to annual claim limits, is accounted for in accordance with FASB Accounting Standards Codification Subtopic 944-80 (formerly SOP 03-01). As the corresponding reinsurance asset is net settled, it is considered to be a derivative under IAS 39 and the asset is therefore recognized at fair value. As the GMIB benefit is economically reinsured the mark to market element of the reinsurance asset is included as a component of short-term derivative fluctuation.

(iii)   UK shareholder-backed annuity business

        With one exception, the operating result based on longer-term investment returns reflects the impact of all value movements on policyholder liabilities for annuity business in PRIL and the PAC non-profit sub-fund.

        The exception is for the impact on credit risk provisioning of actual downgrades during the period. As this feature arises due to short-term market conditions, the effect of downgrades, if any, in a particular period, on the overall provisions for credit risk is included in the category of short-term fluctuations in investment returns.

        The effects of other changes to credit risk provisioning are included in the operating result, as is the net effect of changes to the valuation rate of interest due to portfolio rebalancing to align more closely with management benchmark.

(d)   Fund management and other non-insurance businesses

        For these businesses, the particular features applicable for life assurance noted above do not apply. For these businesses it is inappropriate to include returns in the operating result on the basis described above. Instead, it is appropriate to generally include realized gains and losses (including impairments) in the operating result with unrealized gains and losses being included in short-term fluctuations. For this purpose impairments are calculated as the credit loss determined by comparing the projected cash flows discounted at the original effective interest rate to the carrying value. In some instances it may also be appropriate to amortize realized gains and losses on derivatives and other financial instruments to operating results over a time period that reflects the underlying economic substance of the arrangements.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

C     Segment disclosure—income statement (Continued)

Additional segmental analysis of revenue

        The additional segmental analyses of revenue from external customers are as follows:

	Six Months Ended June 30, 2010
	Asia	US	UK	Intragroup	Total
	(In £ Millions)
Revenue from external customers:
Insurance operations	3,009	5,676	2,733	(6)	11,412
Asset management	120	295	322	(146)	591
Unallocated corporate	—	—	7	—	7
Intragroup revenue eliminated on consolidation	(36)	(32)	(84)	152	—

Total revenue from external customers	3,093	5,939	2,978	—	12,010

	Six Months Ended June 30, 2009
	Asia	US	UK	Intragroup	Total
	(In £ Millions)
Revenue from external customers:
Insurance operations	2,783	3,970	3,048	(8)	9,793
Asset management	64	190	162	(122)	294
Unallocated corporate	—	—	5	—	5
Intragroup revenue eliminated on consolidation	(32)	(29)	(69)	130	—

Total revenue from external customers	2,815	4,131	3,146	—	10,092

Revenue from external customers is made up of the following:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Earned premiums, net of reinsurance	11,256	9,518
Fee income from investment contract business and asset management (included within "other income")	754	574

Total revenue from external customers	12,010	10,092

        In their capacity as fund managers to fellow Prudential Group subsidiaries, M&G, the US and the Asian asset management businesses earn fees for investment management and related services. These fees totaled £146 million in the first half of 2010 (first half of 2009: £122 million) and are included in the asset management segment above. In the first half of 2010, the remaining £6 million (first half of 2009: £8 million) of intragroup revenue was recognized by UK insurance operations. These services are charged at appropriate arm's length prices, typically priced as a percentage of funds under management.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

D     Profit before tax—Asset management operations Group statement of financial position

        The profit included in the income statement in respect of asset management operations is as follows:

				Six Months Ended June 30,
	M&G	US	Asia	2010	2009
	(In £ Millions)
Revenue (note (i))	364	299	121	784	663
Charges (note (i))	(225)	(284)	(85)	(594)	(537)

Profit before tax	139	15	36	190	126

Comprising:
Operating profit based on longer-term investment returns (note (ii))	143	15	36	194	125
Short-term fluctuations in investment returns	12	—	—	12	3
Actuarial losses on defined benefit pension schemes	(16)	—	—	(16)	(2)

	139	15	36	190	126

Notes

(i)
Included within M&G are realized and unrealized net investment gains/losses in respect of consolidated investment funds and Prudential Capital. The investment funds are managed on behalf of third parties and consolidated under IFRS in recognition of the control arrangements for the funds. The investment gains/losses in respect of the investment funds are non-recourse to M&G and the Group and are added back through charges. Consequently there is no impact on profit before tax. Excluding the grossing up in respect of the consolidated investment funds, the revenue for M&G would be £ 338 million (first half of 2009: £262 million) and the charges £199 million (first half of 2009: £159 million).

(ii)
M&G operating profit based on longer-term investment returns

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Asset management fee income	298	195
Other income	1	7
Staff costs	(122)	(85)
Other costs	(58)	(42)

Underlying profit before performance-related fees	119	75
Performance-related fees	3	—

Operating profit from asset management operations	122	75
Operating profit from Prudential Capital	21	27

Total M&G operating profit based on longer-term investment returns	143	102

  The difference between the fees and other income shown above in respect of asset management operations, and the revenue figure for M&G shown in the main table primarily relates to income and investment gains/losses earned by Prudential Capital and by investment funds controlled by the asset management operations which are consolidated under IFRS.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

E      Key assumptions, estimates and bases used to measure insurance assets and liabilities

(i)    Asian insurance operations

(a)   In the first half of 2010, one-off changes made to reserving assumptions resulted in a release from liabilities of £19 million.

(b)   In 2009, the local regulatory basis in Malaysia was replaced by the Malaysian authority's Risk-Based Capital (RBC) framework. In light of this development, the Company re-measured these liabilities by reference to the method applied under the new RBC framework which resulted in a one-off release from liabilities at January 1, 2009 of £63 million.

(ii)   US insurance operations

(a)   In the first half of 2010 and the first half of 2009, operating result for Jackson was affected by net equity hedge effects in the following manner:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Result excluding equity hedge result and related amortization of deferred acquisition costs (note (i))	327	240
Equity hedge results net of related amortization of deferred acquisition costs	123	(23)

Operating profit based on longer-term investment returns	450	217

Note

(i)
The result excluding the equity hedge result after amortization of deferred acquisition costs which varies both with the underlying financial performance of the Jackson business and with the difference between the actual separate account return in the period and that assumed in the prior year DAC valuation. This acceleration or deceleration in DAC as a result of market movement is discussed further in note S.

Equity hedge results

        The equity hedge result relates to the management of the equity hedge risk within the Group's variable annuity, and to a much lesser extent fixed index annuity businesses. It primarily reflects the difference between the value movement included in operating profit on free-standing derivatives and the movement in the accounting value of liabilities for guarantees in Jackson's variable annuity products. For certain of these guarantees, namely Guaranteed Minimum Death Benefit (GMDB) and "for-life" Guaranteed Minimum Withdrawal Benefit (GMWB) features, the liabilities are not fair valued for accounting purposes but are reported pursuant to the US GAAP measurement basis applied for IFRS. Among other factors, these differences in approach to valuing assets and liabilities give rise to variable hedging gains or losses, which for the six month period ended June 30, 2010 totaled £123 million positive after allowing for related DAC amortization. Over the longer term it is anticipated that such gains and losses will substantially reverse. The total cumulative impact of these equity hedge results, net of related deferred acquisition costs, for the 30 months ended June 30, 2010 is a small gain of £35 million.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

E      Key assumptions, estimates and bases used to measure insurance assets and liabilities (Continued)

        Jackson hedges on an economic basis all embedded derivatives as well as related fees and claims, through a combination of options and futures after taking into account the natural offsets in the book. These equity related hedging instruments and the liabilities to which they relate have been included in operating results consistent with the fees and claims to which they will ultimately relate.

(iii)  UK insurance operations—annuity business: allowance for credit risk

        For IFRS reporting, the results for UK shareholder-backed annuity business are particularly sensitive to the allowances made for credit risk. The allowance is reflected in the deduction from the valuation rate of interest for discounting projected future annuity payments to policyholders that would have otherwise applied. Since mid-2007 there has been a significant increase in the actual and perceived credit risk associated with corporate bonds as reflected in the significant widening that has occurred in corporate bond spreads. Although bond spreads over swap rates have narrowed from their peak in March 2009, they are still high compared with the levels seen in the years immediately preceding the start of the dislocated markets in 2007. The allowance that should therefore be made for credit risk remains a particular area of judgment.

        The additional yield received on corporate bonds relative to swaps can be broken into the following constituent parts:

  –
  the expected level of future defaults;

  –
  the credit risk premium that is required to compensate for the potential volatility in default levels; and

  –
  the liquidity premium that is required to compensate for the lower liquidity of corporate bonds relative to swaps.

        The credit risk allowance is a function of the asset type and the credit quality of the underlying portfolio. Government bonds are generally given a credit default allowance of zero. For corporate bonds the credit allowance varies by credit rating. An analysis of the credit ratings of debt securities is included in note V.

        Given that the normal business model is for Prudential's annuity business to hold bonds to match long-term liabilities, the valuation rate that is applied to discount the future annuity payments includes a liquidity premium that reflects the residual element of current bond spreads over swap rates after providing for the credit risk.

        Historically, until the second half of 2007, when corporate bond spreads widened significantly, the allowance for credit risk was calculated as the long-term expected defaults and a long-term credit risk premium. This long-term credit risk was supplemented by a short-term allowance from December 31, 2007 to allow for the concern that credit ratings applied by the rating agencies may be downgraded and defaults in the short term might be higher than the long-term assumptions.

        The weighted components of the bond spread over swap rates for shareholder-backed fixed and linked annuity business for PRIL at June 30, 2010 and June 30, 2009 based on the asset mix at the relevant balance sheet date are shown below.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

E      Key assumptions, estimates and bases used to measure insurance assets and liabilities (Continued)

June 30, 2010

	Pillar I regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	173	—	173

Credit risk allowance
Long-term expected defaults (note (ii))	17	—	17
Long-term credit risk premium (note (iii))	11	—	11
Short-term allowance for credit risk (note (iv))	39	(25)	14

Total credit risk allowance	67	(25)	42

Liquidity premium	106	25	131

June 30, 2009

	Pillar I regulatory basis (bps)	Adjustment from regulatory to IFRS basis (bps)	IFRS (bps)
Bond spread over swap rates (note (i))	275	—	275

Credit risk allowance
Long-term expected defaults (note (ii))	24	—	24
Long-term credit risk premium (note (iii))	15	—	15
Short-term allowance for credit risk (note (iv))	46	(28)	18

Total credit risk allowance	85	(28)	57

Liquidity premium	190	28	218

Notes

(i)
Bond spread over swap rates reflect market observed data.

(ii)
Long-term expected defaults are derived by applying Moody's data from 1970 to 2004 uplifted by between 100 per cent (B) and 200 per cent (AAA) according to credit rating on the annuity asset portfolio. The credit rating assigned to each asset held is based on external credit rating and for this purpose the credit rating assigned to each asset held is the lowest credit rating published by Moody's, Standard and Poor's and Fitch.

(iii)
The long-term credit risk premium provides compensation against the risk of potential volatility in the level of defaults and is derived by applying the 95th percentile from Moody's data from 1970 to 2004 to the annuity asset portfolio.

(iv)
The short-term allowance for credit risk was increased substantially in 2008 to be equal to 25 per cent of the increase in corporate bond spreads as estimated from the movements in published corporate bond spreads (as estimated from the movements in published corporate bond indices) since December 31, 2006. Subsequent to this date movements have reflected events in the period, namely the impact of credit migration, the decision not to release favorable default experience, new business and asset trading amongst other items. This is demonstrated by the analyses below.

  The very prudent Pillar I regulatory basis reflects the overriding objective of ensuring sufficient provisions and capital to ensure payments to policyholders can be made. The approach for IFRS, on the other hand, aims to establish liabilities that are closer to "best estimate". IFRS default assumptions are therefore set between the EEV and Pillar I assumptions.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

E      Key assumptions, estimates and bases used to measure insurance assets and liabilities (Continued)

Factors affecting the credit risk allowance at June 30, 2010

        The main factors influencing the credit risk allowance at June 30, 2010 for PRIL were as follows:

	Pillar 1 Regulatory basis			IFRS
	(bps)			(bps)
	Long term	Short term	Total	Long term	Short term	Total
Total allowance for credit risk at December 31, 2009	32	39	71	32	15	47
Credit migration	1	(1)	—	1	(1)	—
Retention of surplus from favorable default experience	—	3	3	—	1	1
Asset trading	(4)	—	(4)	(4)	—	(4)
New business	—	(1)	(1)	—	—	—
Other	(1)	(1)	(2)	(1)	(1)	(2)

Total allowance for credit risk at June 30, 2010	28	39	67	28	14	42

        The reserves for credit risk allowance at June 30, 2010 for the UK shareholder annuity fund were as follows:

	Pillar 1 Regulatory basis			IFRS
	Long term	Short term	Total	Long term	Short term	Total
	(In £ Billions)
PRIL	0.6	0.9	1.5	0.6	0.3	0.9
PAC non-profit sub-fund	0.1	0.1	0.2	0.1	0.0	0.1

Total	0.7	1.0	1.7	0.7	0.3	1.0

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

F      Short-term fluctuations in investment returns on shareholder-backed business

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Insurance operations:
Asian (note (i))	41	(41)
US (note (iii))	(120)	165
UK (note (i) and note (iv))	93	(63)
Other operations

—IGD hedge costs (note (v))	—	(216)
—Other (note (vi))	12	75

	12	(141)

Total	26	(80)

Notes

(i)
General overview of defaults

  The Group did not incur any defaults in the first half of 2010 on its debt securities portfolio (first half 2009: £11 million). The defaults of £11 million in the first half of 2009 were experienced primarily by the UK shareholder-backed annuity business. Jackson experienced less than £1 million of default losses during 2009.

(ii)
Asian insurance operations

  The fluctuations for Asian operations in the first half of 2010 were a gain of £41 million (first half of 2009: charge of £41 million) and primarily relate to unrealized gains on the shareholder debt portfolio in the period.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

F      Short-term fluctuations in investment returns on shareholder-backed business (Continued)

(iii)
US insurance operations

  The short-term fluctuations in investment returns for US insurance operations comprise the following items:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Short-term fluctuations relating to debt securities:
Charges in the period (note a)
Defaults	—	—
Losses on sales of impaired and deteriorating bonds	(100)	(44)
Bond write downs	(64)	(324)
Recoveries/reversals	3	2

	(161)	(366)
Less: Risk margin charge included in operating profit based on longer-term investment returns (note b)	36	41

	(125)	(325)

Interest related realized gains (losses):
Arising in the period	169	75
Less: Amortization of gains and losses arising in current and prior periods to operating profit based on longer-term investment returns	(47)	(34)

	122	41

Related change to amortization of deferred acquisition costs	(2)	37

Total short-term fluctuation related to debt securities	(5)	(247)
Derivatives (other than equity related): market value movement (net of related change to amortization of deferred acquisition costs) (note c)	111	339
Equity type investments: actual less longer-term return (net of related change to amortization of deferred acquisition costs) (note b)	1	(40)
Equity-related derivatives: volatility and interest rate normalization (net of related change to amortization of deferred acquisition costs) (note d)	(238)	91
Other items (net of related change to amortization of deferred acquisition costs)	11	22

Total	(120)	165

a
The charges in the period relating to debt securities of Jackson comprise the following:

	Six Months Ended June 30,
	2010	2009
	(In £ Millions)
Residential mortgage-backed securities:
Prime	7	123
Alt-A	26	98
Sub-prime	6	18

Total residential mortgage-backed securities	39	239
Piedmont securities	25	5
Corporates	—	80
Losses on sales of impaired and deteriorating bonds net of recoveries	97	42

	161	366

  Jackson experienced no bond default losses during the first half of 2010.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

F      Short-term fluctuations in investment returns on shareholder-backed business (Continued)

b
The risk margin reserve (RMR) charge for longer-term credit related losses for the first half of 2010 is based on an average annual RMR of 25 basis points (first half of 2009: 28 basis points) on an average book value of US$43.7 billion (first half of 2009: US$44.1 billion) as shown below:

	Six Months Ended June 30,				Six Months Ended June 30,
	2010				2009
Moody's rating category or equivalent under NAIC ratings of RMBS	Average Book value	RMR	Annual expected losses		Average Book value	RMR	Annual expected losses
	US $m	%	US $m	£m	US $m	%	US $m	£m
A3 or higher	20,142	0.06	(11)	(7)	19,780	0.02	(4)	(3)
Baa1, 2 or 3	20,747	0.25	(51)	(33)	20,955	0.22	(47)	(32)
Ba1, 2 or 3	2,016	1.04	(21)	(14)	1,947	1.17	(23)	(16)
B1, 2 or 3	505	2.97	(15)	(10)	609	2.86	(17)	(11)
Below B3	339	3.87	(13)	(8)	769	3.93	(30)	(20)

Total	43,749	0.25	(111)	(72)	44,060	0.28	(121)	(82)

Related change to amortization of deferred acquisition costs			28	18			23	16

Risk margin reserve charge for longer-term credit related losses			(83)	(54)			(98)	(66)

  For the period ended June 30, 2010, Jackson has continued the practice commenced in the second half of 2009 in relation to RMBS to determine the risk margin charge included in operating profit based on longer-term investment returns using the regulatory rating as determined by a third party, PIMCO on behalf of the National Association of Insurance Commissioners (NAIC). See note C for further information.

  The longer-term rates of return for equity-type investments are currently based on spreads over 10 year US treasury rates of 400 to 600 basis points. The longer-term rates of return for equity-type investments ranged from 7.0 per cent to 9.9 per cent at June 30, 2010 and 6.7 per cent to 9.6 per cent at June 30, 2009 depending on the type of investments.

  Except for the effect of the difference between current period and longer term levels of implied equity volatility and AA corporate bond yield curves, market value movements on equity-based derivatives and embedded derivatives are also recorded within operating profits based on longer-term investment returns so as to be consistent with the market related effects on fees and reserve movements for equity-based products. Market value movements on other derivatives are excluded from operating profit, and are included in short-term fluctuations in investment returns.

  Consistent with the basis of measurement of insurance assets and liabilities for US GAAP investment contracts to Jackson's IFRS results, the charges and credits to operating profits based on longer-term investment returns are partially offset by related changes to amortization of deferred acquisition costs.

c
The gain of £111 million (first half of 2009: gain of £339 million) is for value movement of freestanding derivatives held to manage the fixed annuity and other general account business. Under IAS 39, unless hedge accounting is applied value movements on derivatives are recognized in the income statement.

  Except for the effect of the difference between current period and longer-term levels of implied equity volatility and AA corporate bond yield curves, derivative value movements in respect of variable annuity business are included within the operating profit based on longer-term investment returns to broadly match with the commercial effects to which the variable annuity derivative program relates, (subject to some limitations to GMDB and certain GMWB liabilities where US GAAP does not fully reflect the economic features being hedged). Other derivative value movements are separately identified within short-term fluctuations in investment returns.

  For the derivatives program attaching to the fixed annuity and other general account business the Group has continued in its approach of not seeking to apply hedge accounting under IAS 39. This decision reflects the inherent constraints of IAS 39 for hedge accounting investments and life assurance assets and liabilities under "grandfathered" US GAAP under IFRS 4.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

F      Short-term fluctuations in investment returns on shareholder-backed business (Continued)

d
The £238 million loss (first half of 2009: gain of £91 million) for equity-related derivatives is for the normalization of value movements for freestanding and embedded derivatives. This normalization reflects the inclusions of longer-term implied equity volatility levels and also, for embedded derivatives 10 year average AA corporate bond yield curves in the value movement included in operating profits. The effect of the difference between actual levels of implied equity volatility and end of period AA corporate bond yield curves is reflected in short-term fluctuations in investment return.

  In addition, for US insurance operations, included within the statement of comprehensive income is an increase in net unrealized gains on debt securities classified as available-for-sale of £1,144 million (first half of 2009: reduction in net unrealized losses of £808 million). These temporary market value movements do not reflect defaults or impairments. Additional details on the movement in the value of the Jackson portfolio are included in note W.

(iii)
UK insurance operations

  The first half of 2010 short-term fluctuations gain for UK insurance operations of £93 million reflects asset value movements principally on the shareholder backed annuity business (first half of 2009: loss of £63 million).

(iv)
IGD hedge costs

  During the severe equity market conditions experienced in the first quarter of 2009 coupled with historically high equity volatility, the Group entered into exceptional short-dated hedging contracts to protect against potential tail-events on the IGD capital position, in addition to the regular operational hedging programs. The hedge contracts expired in 2009 and have not been renewed.

(vi)
Other operations

  Short-term fluctuations of other operations, in addition to the previously discussed IGD hedge costs, arise from:

	Six months ended June 30,
	2010	2009
	(In £ Millions)
Unrealized value movements on swaps held centrally to manage Group assets and liabilities	—	69
Unrealized value movements on Prudential Capital bond portfolio	12	2
Unrealized value movements on investments held by other operations	—	4

Total	12	75

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

G     Costs of terminated AIA transaction

        The following costs were incurred in relation to the proposed, and now terminated transaction, to purchase AIA Group Limited and related rights issue.

Six months ended June 30,
2010
(In £ Millions)
Termination break fee	153
Underwriting fees	58
Costs associated with foreign exchange hedging	100
Adviser fees and other	66

Total costs before tax	377
Associated tax relief	(93)

Total costs after tax	284

        Of the £377 million total costs before tax, the £100 million associated with foreign exchange hedging has been recorded within "Investment return" and the other £277 million has been recorded as "Other expenditure" within "Acquisition costs and other expenditure" in the condensed consolidated income statement.

H     Acquisition costs and other expenditure

	Six months ended June 30,
	2010	2009
	(In £ Millions)
Net acquisition costs incurred less deferred	423	397
Amortization of acquisition costs	378	441
Other expenditure	1,839	1,444
Movements in amounts attributable to external unit holders	14	164

Total acquisition costs and other expenditure	2,654	2,446

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

I       Allocation of investment return between policyholders and shareholders

        Investment return is attributable to policyholders and shareholders. A key feature of the accounting policies under IFRS is that the investment return included in the income statement relates to all investment assets of the Group, irrespective of whether the return is attributable to shareholders, to policyholders or to the unallocated surplus of with-profits funds, the latter two of which have no net impact on shareholders' profit. The table below provides a breakdown of the investment return for each regional operation attributable to each type of business.

	Six months ended June 30,
	2010	2009
	(In £ Millions)
Asian operations
Policyholders returns
Assets backing unit-linked liabilities	(4)	1,108
With-profits business	34	507

	30	1,615

Shareholder returns	209	188

Total	239	1,803

US operations
Policyholders returns
Assets held to back (separate account) unit-linked liabilities	(981)	772

Shareholder returns
Realized gains and losses (including impairment losses on available-for-sale bonds)	14	(300)
Value movements on derivative hedging program for general account business	149	372
Interest/dividend income and value movements on other financial instruments for which fair value movements are booked in the income statement	787	1,073

	950	1,145

Total	(31)	1,917

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

I       Allocation of investment return between policyholders and shareholders (Continued)

	Six months ended June 30,
	2010	2009
	(In £ Millions)
UK operations
Policyholder returns
Scottish Amicable Insurance Fund (SAIF)	304	(29)
Assets held to back unit-linked liabilities	423	122
With-profits fund (excluding SAIF)	2,576	(471)

	3,303	(378)

Shareholder returns
Prudential Retirement Income Limited (PRIL)	1,150	330
Other business	463	78

	1,613	408

Total	4,916	30

Unallocated corporate
Shareholder returns	(97)	(125)

Group Total
Policyholder returns	2,352	2,009
Shareholder returns	2,675	1,616

Total	5,027	3,625

        The returns as shown in the table above are delineated between those returns allocated to policyholders and those allocated to shareholders. In making this distinction, returns allocated to policyholders are those from investments in which shareholders have no direct economic interest, namely:

  •
  Unit-linked business in the UK, Asia and SAIF in the UK, for which the investment return is wholly attributable to policyholders;

  •
  Separate account business of US operations, the investment return of which is also wholly attributable to policyholders; and

  •
  With-profits business (excluding SAIF) in the UK and Asia (in which the shareholders' economic interest, and the basis of recognizing IFRS basis profits, is restricted to a share of the actuarially determined surplus for distribution (in the UK ten per cent)). Except for this surplus the investment return of the with-profit funds is attributable to policyholders (through the asset-share liabilities) or the unallocated surplus, which is accounted for as a liability under IFRS 4.

        The investment return related to the types of business above does not impact shareholders' profits directly. However, there is an indirect impact, for example, investment-related fees or the effect of investment return on the shareholders' share of the cost of bonuses of with-profits funds.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

I       Allocation of investment return between policyholders and shareholders (Continued)

        Investment returns for unit-linked and similar products have reciprocal impact on benefits and claims, with a decrease in market returns on the attached pool of assets affecting policyholder benefits on these products. Similarly for with-profits funds there is a close correlation between increases or decreases in investment returns and the level of combined charge for policyholder benefits and movement on unallocated surplus that arises from such returns.

Shareholder returns

        For shareholder-backed non-participating business of the UK (comprising PRIL and other non-linked non-participating business) and of the Asian operations, the investment return is not directly attributable to policyholders and therefore does impact shareholders' profit directly. However, it should be noted that for UK shareholder-backed annuity business, principally PRIL, where the durations of asset and liability cash flows are closely matched, the discount rate applied to measure liabilities to policyholders (under "grandfathered" UK GAAP and under IFRS 4) reflects movements in asset yields (after allowances for the future defaults) of the backing portfolios. Therefore, the net impact on the shareholders' profits of the investment return of the assets backing liabilities of the UK shareholder-backed annuity business is after taking into account the consequential effect on the movement in policyholder liabilities.

        Changes in shareholder investment returns for US operations reflect primarily movements in the investment income, movements in the value of the derivative instruments held to manage the general account assets and liability portfolio, and realized gains and losses. However, separately, reflecting Jackson's types of business, an allocation is made to policyholders through the application of crediting rates. The shareholder investment return for US operations also includes the fair value movement of the derivatives and the movement on the related liabilities of the variable annuity guarantees under Jackson's dynamic hedging program.

        The majority of the investments held to back the US non-participating business are debt securities for which the available-for-sale designation is applied for IFRS basis reporting. Under this designation the return included in the income statement reflects the aggregate of investment income and realized gains and losses (including impairment losses). However, movements in unrealized appreciation or depreciation are recognized in other comprehensive income. The return on these assets is attributable to shareholders.

J      Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance

        Benefits and claims represent payments, including final bonuses, to policyholders in respect of maturities, surrenders and deaths plus the change in technical provisions (which primarily represents the movement in amounts owed to policyholders). Benefits and claims are amounts attributable to policyholders. The movement in unallocated surplus of with-profits funds represents the transfer to (from) the unallocated surplus each year through a charge (credit) to the income statement of the annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

J      Benefits and claims and movements in unallocated surplus of with-profits funds, net of reinsurance (Continued)

        Benefits and claims and movements in unallocated surplus of with-profits funds net of reinsurance can be further analyzed as follows:

	Six months ended June 30, 2010
	Asia	US	UK	Total
	(In £ Millions)
Claims incurred	(1,202)	(2,296)	(5,000)	(8,498)
Increase in policyholder liabilities	(876)	(2,556)	(1,860)	(5,292)
Movement in unallocated surplus of with-profits funds	(92)	—	232	140

	(2,170)	(4,852)	(6,628)	(13,650)

	Six months ended June 30, 2009
	Asia	US	UK	Total
	(In £ Millions)
Claims incurred	(847)	(2,207)	(4,964)	(8,018)
Increase in policyholder liabilities	(2,174)	(2,778)	869	(4,083)
Movement in unallocated surplus of with-profits funds	(568)	—	1,886	1,318

	(3,589)	(4,985)	(2,209)	(10,783)

K     Sale of the Taiwan agency business in 2009

        In the first half of 2009, the Company sold the assets and liabilities of its agency distribution business and its agency force in Taiwan to China Life Insurance Company Ltd of Taiwan for the nominal sum of NT$1. In addition, the Company invested £45 million to purchase a 9.99 per cent stake in China Life through a share placement. The sale was completed on June 19, 2009.

        The Company retained its interest in life insurance business in Taiwan through its retained bank distribution partnerships and its direct investment of 9.99 per cent in China Life.

        The effects on the IFRS income statement was a pre-tax loss of £621 million comprising a loss on sale of £559 million and trading losses before tax up to the date of sale of £62 million. After allowing for tax and other adjustments, the reduction to shareholders equity was £607 million.

        The loss on sale of £559 million included cumulative foreign exchange gains of £9 million recycled through the profit and loss account as required by IAS 21.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

L      Tax

(i)    Tax (charge) credit

        The total tax charge comprises:

	Six months ended June 30,
	2010	2009
	(In £ Millions)
Tax (charge) credit
UK tax	6	69
Overseas tax	(166)	(172)

Total tax charge	(160)	(103)

        An analysis of the total tax expense attributable to continuing operations recognized in the income statement by nature of expense is as follows:

	Six months ended June 30,
	2010	2009
	(In £ Millions)
Current tax	(157)	(32)
Deferred tax	(3)	(71)

Total tax charge	(160)	(103)

        The current tax charge of £157 million includes £5 million for the first half of 2010 (first half of 2009: charge of £2 million) in respect of tax to be paid in Hong Kong. The Hong Kong current tax charge is calculated as 16.5 per cent for both periods on either (i) five per cent of the net insurance premium or (ii) the estimated assessable profits, depending on the nature of the business written.

        The total tax charge comprises tax attributable to policyholders and unallocated surplus of with-profits funds, unit-linked policies and shareholders. The tax charge attributable to shareholders of £149 million for the first half of 2010 (first half 2009: charge of £182 million) comprises:

Tax (charge) credit attributable to shareholders

	Six months ended June 30,
	2010	2009
	(In £ Millions)
UK tax	10	(53)
Overseas tax	(159)	(129)

Total tax charge	(149)	(182)

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

L      Tax (Continued)

(ii)   Deferred tax asset and liabilities

        The statement of financial position contains the following deferred tax assets and liabilities:

	June 30, 2010		December 31, 2009
	Deferred tax assets	Deferred tax liabilities	Deferred tax assets	Deferred tax liabilities
	(In £ Millions)
Unrealized gains and losses on investments	982	(2,041)	1,156	(1,744)
Balance relating to investment and insurance contracts	16	(848)	20	(961)
Short-term timing differences	1,414	(1,216)	1,228	(1,159)
Capital allowances	17	(10)	18	(8)
Unused tax losses	262	—	286	—

Total	2,691	(4,115)	2,708	(3,872)

        Deferred tax assets are recognized to the extent that they are regarded as recoverable, that is to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying temporary differences can be deducted. The increase in deferred tax liabilities is primarily due to an increase in the value of unrealized gains in the available-for-sale securities in Jackson.

        The UK taxation regime applies separate rules to trading and capital profits and losses. The distinction between temporary differences that arise from items of either a trading or capital nature may affect the recognition of deferred tax assets. Accordingly, for the first half of 2010 results and financial position at June 30, 2010, the possible tax benefit of approximately £267 million (December 31, 2009: £257 million), which may arise from capital losses valued at approximately £1.2 billion (December 31, 2009: £1.2 billion), is sufficiently uncertain that it has not been recognized. In addition, a potential deferred tax asset of £361 million (December 31, 2009: £607 million), which may arise from tax losses and other potential temporary differences totaling £1.4 billion (December 31, 2009: £2.1 billion) is sufficiently uncertain that it has not been recognized. Forecasts as to when the tax losses and other temporary differences are likely to be utilized indicate that they may not be utilized in the short term.

        Under IAS 12, "Income Taxes", deferred tax is measured at the tax rates that are expected to apply to the period when the asset is realized or the liability settled, based on the tax rates (and laws) that have been enacted or are substantively enacted at the end of the reporting periods. Accordingly, the deferred tax amounts for the first half of 2010 do not reflect the UK government's proposal announced in June 2010 to reduce the main UK corporation tax rate by one per cent a year for each of the next four years as the change has yet to be enacted.

        The UK government's tax rate change to 27 per cent and subsequent proposed phased rate changes to 24 per cent are expected to have an effect of reducing the UK with-profits and shareholder-backed business elements of the net deferred tax balances as at June 30, 2010 by £10 million (change to 27 per cent) and £41 million (change to 24 per cent).

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

L      Tax (Continued)

(iii)  Reconciliation of tax charge on profit (loss) attributable to shareholders for continuing operations

	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
	(In £ Millions)
Six months ended June 30, 2010
Profit (loss) before tax attributable to shareholders:
Operating profit based on longer-term investment returns (note (iii))	259	450	330	(71)	968
Short-term fluctuations in investment returns	41	(120)	93	12	26
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	(8)	(16)	(24)
Costs of terminated AIA transaction	—	—	—	(377)	(377)

Total	300	330	415	(452)	593

Expected tax rate (note (i)):
Operating profit based on longer-term investment returns (note (iii))	26%	35%	28%	28%	31%
Short-term fluctuations in investment returns	26%	35%	28%	28%	8%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	28%	28%	25%
Costs of terminated AIA transaction	—	—	—	28%	28%

Expected tax (charge) credit based on expected tax rates:
Operating profit based on longer-term investment returns (note (iii))	(67)	(158)	(92)	20	(297)
Short-term fluctuations in investment returns	(11)	42	(26)	(3)	2
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	2	4	6
Costs of terminated AIA transaction	—	—	—	106	106

Total	(78)	(116)	(116)	127	(183)

Variance from expected tax charge (note (ii)):
Operating profit based on longer-term investment returns (note (iii))	28	27	(3)	—	52
Short-term fluctuations in investment returns	5	(5)	(1)	(4)	(5)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	—	—
Costs of terminated AIA transaction	—	—	—	(13)	(13)

Total	33	22	(4)	(17)	34

Actual tax (charge) credit:
Operating profit based on longer-term investment returns (note (iii))	(39)	(131)	(95)	20	(245)
Short-term fluctuations in investment returns	(6)	37	(27)	(7)	(3)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	2	4	6
Costs of terminated AIA transaction	—	—	—	93	93

Total	(45)	(94)	(120)	110	(149)

Actual tax rate:
Operating profit based on longer-term investment returns	15%	29%	29%	28%	25%
Total	15%	29%	29%	24%	25%

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

L      Tax (Continued)

	Asian insurance operations	US insurance operations	UK insurance operations	Other operations	Total
	(In £ Millions)
Six months ended June 30, 2009
(Loss) profit before tax attributable to shareholders:
Operating profit based on longer-term investment returns, net of attributable restructuring costs and development expenses (note (iii))	207	217	330	(66)	688
Short-term fluctuations in investment returns	(41)	165	(63)	(141)	(80)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	(63)	(63)
Loss on sale and results for Taiwan agency business	(621)	—	—	—	(621)

Total	(455)	382	267	(270)	(76)

Expected tax rate (note (i)):
Operating profit based on longer-term investment returns (note (iii))	24%	35%	28%	28%	29%
Short-term fluctuations in investment returns	25%	35%	28%	39%	31%
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	28%	28%
Loss on sale and results for Taiwan agency business	25%	—	—	—	25%

Expected tax credit (charge) based on expected tax rates:
Operating profit based on longer-term investment returns (note (iii))	(50)	(76)	(92)	18	(200)
Short-term fluctuations in investment returns	10	(58)	18	55	25
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	18	18
Loss on sale and results for Taiwan agency business	155	—	—	—	155

Total	115	(134)	(74)	91	(2)

Variance from expected tax charge (note (ii)):
Operating profit based on longer-term investment returns (note (iii))	16	19	(11)	(5)	19
Short-term fluctuations in investment returns	(4)	(61)	3	1	(61)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	(1)	(1)
Loss on sale and results for Taiwan agency business	(137)	—	—	—	(137)

Total	(125)	(42)	(8)	(5)	(180)

Actual tax credit (charge):
Operating profit based on longer-term investment returns (note (iii))	(34)	(57)	(103)	13	(181)
Short-term fluctuations in investment returns	6	(119)	21	56	(36)
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	—	—	—	17	17
Loss on sale and results for Taiwan agency business	18	—	—	—	18

Total	(10)	(176)	(82)	86	(182)

Actual tax rate:
Operating profit based on longer-term investment returns	16%	26%	31%	20%	26%
Total	(2% )	46%	31%	32%	(239% )

Notes

(i)
Expected tax rates for profit (loss) attributable to shareholders:

•
The expected tax rates shown in the table above reflect the corporation tax rates generally applied to taxable profits of the relevant country jurisdictions.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

L      Tax (Continued)

  •
  For Asian operations the expected tax rates reflect the corporation tax rates weighted by reference to the source of profits of operations contributing to the aggregate business result.

  •
  The expected tax rate for Other operations reflects the mix of business between UK and overseas operations, which are taxed at a variety of rates. The rates will fluctuate from year to year dependent on the mix of profits.

(ii)
For the first half of 2010, the principal variances arise from a number of factors, including:

a
Asian long-term operations

    For the first half of 2010, profits in certain countries which are not taxable partly offset by the inability to fully recognize deferred tax assets on losses being carried forward. For the first half of 2009, adjustments in respect of prior year tax charges and profits in certain countries which are not taxable.

  b
  &nsp; b          Jackson

    For the first half of 2010, the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business. For the first half of 2009, the inability to fully recognize deferred tax assets on losses being carried forward partially offset by the benefit of a deduction from taxable income of a proportion of dividends received attributable to the variable annuity business.

  c
  UK insurance operations

    For the first half of 2010, different tax bases of UK life business. For the first half of 2009, adjustments in respect of prior year tax charge and different tax bases of UK life business.

  d
  Other operations

    For the first half of 2010, the inability to fully recognize a tax credit in respect of non-deductible capital costs incurred in relation to the terminated AIA transaction. For the first half of 2009, the inability to recognize a deferred tax asset on various tax losses.

  e
  For the first half of 2009, the actual tax rate in relation to Asia excluding the result for the sold Taiwan agency business would have been six per cent and 13 per cent respectively.

(iii)
Operating profit based on longer-term investment returns is net of attributable restructuring costs and development expenses.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

M     Supplementary analysis of earnings per share

	Six months ended June 30, 2010
	Before tax (note C)	Tax (note L)	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share		Diluted earnings per share
	(In £ Millions)		(In £ Millions)		Pence		Pence
Based on operating profit based on longer-term investment returns	968	(245)	(2)	721	28.6	p	28.6	p
Short-term fluctuations in investment returns on shareholder-backed business	26	(3)	—	23	0.9	p	0.9	p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(24)	6	—	(18)	(0.7	)p	(0.7	)p
Costs of terminated AIA transaction	(377)	93	—	(284)	(11.3	)p	(11.3	)p

Based on profit for the period from continuing operations	593	(149)	(2)	442	17.5	p	17.5	p

	Six months ended June 30, 2009
	Before tax (note C)	Tax (note L)	Non- controlling interests	Net of tax and non- controlling interests	Basic earnings per share		Diluted earnings per share
	(In £ Millions)		(In £ Millions)		Pence		Pence
Based on operating profit based on longer-term investment returns	688	(181)	4	511	20.5	p	20.5	p
Short-term fluctuations in investment returns on shareholder-backed business	(80)	(36)	—	(116)	(4.7	)p	(4.7	)p
Shareholders' share of actuarial and other gains and losses on defined benefit pension schemes	(63)	17	—	(46)	(1.8	)p	(1.8	)p
Adjustment from loss on sale and result of Taiwan agency business	(621)	18	—	(603)	(24.2	)p	(24.2	)p

Based on loss for the period from continuing operations	(76)	(182)	4	(254)	(10.2	)p	(10.2	)p

        The weighted average number of shares for calculating basic earnings per share for the first half of 2010 was 2,520 million (the first half of 2009: 2,489 million). The weighted average number of shares for calculating diluted earnings per share for the first half of 2010 was 2,524 million (first half of 2009: 2,489 million). In addition, at June 30, 2009, there were 13 million shares under option offset by 12 million shares that would have been issued at fair value on assumed option exercise. The net one million potentially dilutive ordinary shares have been excluded from the first half of 2009 diluted earnings per share calculation as their inclusion would have decreased the loss per share.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

N     Dividend

	Six Months Ended June 30,
Dividends per share (in pence)	2010		2009
Dividends relating to reporting period:
Interim dividend (2010 and 2009)	6.61	p	6.29	p

Total	6.61	p	6.29	p

Dividends declared and paid in reporting period:
Second interim/final dividend for prior year	13.56	p	12.91	p

Total	13.56	p	12.91	p

        Dividends are recorded in the period in which they are declared. The first interim dividend for the year ended December 31, 2009 of 6.29 pence per ordinary share was paid to eligible shareholders on September 24, 2009 and the second interim dividend of 13.56 pence per ordinary share for the same period was paid to eligible shareholders on 27 May 2010.

        The 2010 interim dividend of 6.61 pence per ordinary share was paid on September 23, 2010 in sterling to shareholders on the principal and Irish branch registers at 6.00 p.m. BST on Friday, August 20, 2010 (the Record Date), and on September 24, 2010 in Hong Kong dollars to shareholders on the Hong Kong branch register at 4.30 p.m. Hong Kong time on the Record Date (HK Shareholders), and will be paid on or about September 30, 2010 in Singapore dollars to shareholders with shares standing to the credit of their securities accounts with The Central Depository (Pte) Limited (CDP) at 5.00 p.m. Singapore time on the Record Date (SG Shareholders). The dividend payable to the HK Shareholders was HK$0.8038 per ordinary share which equates to the sterling value translated at the exchange rate ruling at the close of business on August 11, 2010. The exchange rate at which the dividend payable to the SG Shareholders will be translated into SG$ will be determined by CDP.

        Shareholders were able to elect to receive ordinary shares credited as fully paid instead of the interim cash dividend under the terms of the Company's scrip dividend scheme. The value of ordinary shares issued was £36 million and the dividend has distributed £132 million of shareholders' funds.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

O     Group statement of financial position analysis

(i)    Group statement of financial position

        To explain more comprehensively the assets and liabilities of the Group's businesses, it is appropriate to provide analyses of the Group's statement of financial position by segment and type of business.

        The analysis is shown below for the Group statement of financial position by operating segment at June 30, 2010.

	Insurance operations				Asset management operations (note P(iv))	Unallocated to a segment (central operations)		June 30, 2010 Group total	December 31, 2009 Group total
				Total insurance operations			Intra-group eliminations
	UK	US	Asia
	(In £ Millions)
Assets
Intangible assets attributable to shareholders:
Goodwill (note R)	—	—	235	235	1,230	—	—	1,465	1,310
Deferred acquisition costs and other intangible assets (note S)	128	2,950	942	4,020	8	—	—	4,028	4,049

Total	128	2,950	1,177	4,255	1,238	—	—	5,493	5,359

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	124	—	—	124	—	—	—	124	124
Deferred acquisition costs and other intangible assets	8	—	102	110	—	—	—	110	106

Total	132	—	102	234	—	—	—	234	230

Total	260	2,950	1,279	4,489	1,238	—	—	5,727	5,589

Deferred tax assets (note L)	253	1,828	96	2,177	133	381	—	2,691	2,708
Other non investment and non-cash assets	4,690	1,409	992	7,091	884	4,178	(5,801)	6,352	5,425
Investments of long-term business and other operations:
Investment properties	11,322	27	11	11,360	—	—	—	11,360	10,905
Investments accounted for using the equity method	4	—	5	9	—	—	—	9	6
Financial investments:
Loans (note U)	2,214	4,537	1,383	8,134	1,453	—	—	9,587	8,754
Equity securities and portfolio holdings in unit trusts	34,668	24,629	12,323	71,620	155	—	—	71,775	69,354
Debt securities (note V)	72,072	27,371	12,425	111,868	1,466	—	—	113,334	101,751
Other investments	4,323	1,684	427	6,434	195	139	—	6,768	5,132
Deposits	8,401	359	952	9,712	54	—	—	9,766	12,820

Total Investments	133,004	58,607	27,526	219,137	3,323	139	—	222,599	208,722

Properties held-for sale	—	3	—	3	—	—	—	3	3
Cash and cash equivalents	3,128	153	1,010	4,291	1,076	673	—	6,040	5,307

Total assets	141,335	64,950	30,903	237,188	6,654	5,371	(5,801)	243,412	227,754

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

O     Group statement of financial position analysis (Continued)

	Insurance operations				Asset management operations (note P(iv))	Unallocated to a segment (central operations)		June 30, 2010 Group total	December 31, 2009 Group total
				Total insurance operations			Intra-group eliminations
	UK	US	Asia
	(In £ Millions)
Equity and liabilities
Equity
Shareholders' equity	1,937	3,905	1,992	7,834	1,711	(2,384)	—	7,161	6,271
Non-controlling interests	32	—	2	34	3	—	—	37	32

Total equity	1,969	3,905	1,994	7,868	1,714	(2,384)	—	7,198	6,303

Liabilities
Policyholder liabilities and unallocated surplus of with- profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	118,180	55,253	25,480	198,913	—	—	—	198,913	186,398
Unallocated surplus of with-profits funds (reflecting application of "realistic" basis provisions for UK regulated with-profits funds)	10,014	—	52	10,066	—	—	—	10,066	10,019

Total policyholder liabilities and unallocated surplus of with-profits funds	128,194	55,253	25,532	208,979	—	—	—	208,979	196,417

Core structural borrowings of shareholder financed operations:
Subordinated debt	—	—	—	—	—	2,767	—	2,767	2,691
Other	—	166	—	166	—	549	—	715	703

Total (note X)	—	166	—	166	—	3,316	—	3,482	3,394

Operational borrowings attributable to shareholder financed operations (note Y)	159	171	195	525	143	2,566	—	3,234	2,751
Borrowings attributable to with-profits operations (note Y)	1,313	—	—	1,313	—	—	—	1,313	1,284
Deferred tax liabilities (note L)	1,283	2,254	425	3,962	5	148	—	4,115	3,872
Other non-insurance liabilities	8,417	3,201	2,757	14,375	4,792	1,725	(5,801)	15,091	13,733

Total liabilities	139,366	61,045	28,909	229,320	4,940	7,755	(5,801)	236,214	221,451

Total equity and liabilities	141,335	64,950	30,903	237,188	6,654	5,371	(5,801)	243,412	227,754

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

O     Group statement of financial position analysis (Continued)

(ii)   Group statement of financial position—additional analysis by type of business

		Shareholder-backed business
					Unallocated to a segment (central operations)
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations		Intra-group eliminations	June 30, 2010 Group total	December 31, 2009 Group total
	(In £ Millions)
Assets
Intangible assets attributable to shareholders:
Goodwill (note R)	—	—	235	1,230	—	—	1,465	1,310
Deferred acquisition costs and other intangible assets (note S)	—	—	4,020	8	—	—	4,028	4,049

Total	—	—	4,255	1,238	—	—	5,493	5,359

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	124	—	—	—	—	—	124	124
Deferred acquisition costs and other intangible assets	110	—	—	—	—	—	110	106

Total	234	—	—	—	—	—	234	230

Total	234	—	4,255	1,238	—	—	5,727	5,589

Deferred tax assets (note L)	113	—	2,064	133	381	—	2,691	2,708
Other non-investment and non-cash assets	2,448	807	3,836	884	4,178	(5,801)	6,352	5,425
Investments of long-term business and other operations:
Investment properties	9,169	717	1,474	—	—	—	11,360	10,905
Investments accounted for using the equity method	—	—	9	—	—	—	9	6
Financial investments:
Loans (note U)	2,072	—	6,062	1,453	—	—	9,587	8,754
Equity securities and portfolio holdings in unit trusts	27,119	43,875	626	155	—	—	71,775	69,354
Debt securities (note V)	51,888	8,325	51,655	1,466	—	—	113,334	101,751
Other investments	4,153	90	2,191	195	139	—	6,768	5,132
Deposits	6,703	807	2,202	54	—	—	9,766	12,820

Total Investments	101,104	53,814	64,219	3,323	139	—	222,599	208,722

Properties held-for-sale	—	—	3	—	—	—	3	3

Cash and cash equivalents	2,140	1,292	859	1,076	673	—	6,040	5,307

Total assets	106,039	55,913	75,236	6,654	5,371	(5,801)	243,412	227,754

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

O     Group statement of financial position analysis (Continued)

		Shareholder-backed business
					Unallocated to a segment (central operations)
	Participating funds	Unit-linked and variable annuity	Non-linked business	Asset management operations		Intra-group eliminations	June 30, 2010 Group total	December 31, 2009 Group total
	(In £ Millions)
Equity and liabilities
Equity
Shareholders' equity	—	—	7,834	1,711	(2,384)	—	7,161	6,271
Non-controlling interests	32	—	2	3	—	—	37	32

Total equity	32	—	7,836	1,714	(2,384)	—	7,198	6,303

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	87,740	54,602	56,571	—	—	—	198,913	186,398
Unallocated surplus of with-profits funds (reflecting application of "realistic" basis provisions for UK regulated with-profits funds)	10,066	—	—	—	—	—	10,066	10,019

Total policyholder liabilities and unallocated surplus of with-profits funds	97,806	54,602	56,571	—	—	—	208,979	196,417

Core structural borrowings of shareholder-financed operations:
Subordinated debt	—	—	—	—	2,767	—	2,767	2,691
Other	—	—	166	—	549	—	715	703

Total (note X)	—	—	166	—	3,316	—	3,482	3,394

Operational borrowings attributable to shareholder financed operations (note Y)	—	—	525	143	2,566	—	3,234	2,751
Borrowings attributable to with-profits operations (note Y)	1,313	—	—	—	—	—	1,313	1,284
Deferred tax liabilities (note L)	1,226	12	2,724	5	148	—	4,115	3,872
Other non-insurance liabilities	5,662	1,299	7,414	4,792	1,725	(5,801)	15,091	13,733

Total liabilities	106,007	55,913	67,400	4,940	7,755	(5,801)	236,214	221,451

Total equity and liabilities	106,039	55,913	75,236	6,654	5,371	(5,801)	243,412	227,754

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

P      Statement of financial position

(i)
UK insurance operations

  Overview

  •
  In order to reflect the different types of UK business and fund structure, the statement of financial position of the UK insurance operations analyses assets and liabilities between those of the Scottish Amicable Insurance Fund (SAIF), the PAC with-profits sub-fund (WPSF), unit-linked assets and liabilities and annuity and other long-term business (see table below).

  •
  £90 billion of the £133 billion of investments are held by SAIF and the PAC WPSF. Shareholders are exposed only indirectly to value movements on these assets.

		PAC with-profits sub-fund (WPSF) (note (i))
					Other funds and subsidiaries
	Scottish Amicable Insurance Fund (note (ii))
		Excluding Prudential Annuities Limited	Prudential Annuities Limited (note (iii))	Total (note (iv))	Unit-linked assets and liabilities	Annuity and other long-term business	Total	June 30, 2010 Total	December 31, 2009 Total
	(In £ Millions)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs and other intangible assets (note S)	—	—	—	—	—	128	128	128	127

	—	—	—	—	—	128	128	128	127
Intangible assets attributable to PAC with-profits fund:
In respect of acquired subsidiaries for venture fund and other investment purposes	—	124	—	124	—	—	—	124	124
Deferred acquisition costs	1	7	—	7	—	—	—	8	9

	1	131	—	131	—	—	—	132	133

Total	1	131	—	131	—	128	128	260	260

Deferred tax assets	2	104	7	111	—	140	140	253	292
Other non-investment and non-cash assets	495	1,280	300	1,580	627	1,988	2,615	4,690	3,074
Investments of long-term business and other operations:
Investment properties	740	7,739	690	8,429	717	1,436	2,153	11,322	10,861
Investments accounted for using the equity method	—	—	—	—	—	4	4	4	4
Financial investments
Loans (note U)	136	912	141	1,053	—	1,025	1,025	2,214	1,815
Equity securities and portfolio holdings in unit trusts	2,637	20,231	226	20,457	11,538	36	11,574	34,668	37,051
Debt securities (note V)	4,930	28,061	12,907	40,968	5,628	20,546	26,174	72,072	67,772
Other investments (note (v))	354	3,489	180	3,669	67	233	300	4,323	3,630
Deposits	704	5,415	557	5,972	523	1,202	1,725	8,401	11,557

Total investments	9,501	65,847	14,701	80,548	18,473	24,482	42,955	133,004	132,690

Properties held-for-sale	—	—	—	—	—	—	—	—	—
Cash and cash equivalents	204	1,533	53	1,586	1,060	278	1,338	3,128	2,265

Total assets	10,203	68,895	15,061	83,956	20,160	27,016	47,176	141,335	138,581

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

P      Statement of financial position (Continued)

		PAC with-profits sub-fund (WPSF) (note (i))			Other funds and subsidiaries
	Scottish Amicable Insurance Fund (note (ii))
		Excluding Prudential Annuities Limited	Prudential Annuities Limited (note (iii))	Total (note (iv))	Unit-linked assets and liabilities	Annuity and other long-term business	Total	June 30, 2010 Total	December 31, 2009 Total
	(In £ Millions)
Equity and liabilities
Equity
Shareholders' equity	—	—	—	—	—	1,937	1,937	1,937	1,939
Non-controlling interests	—	32	—	32	—	—	—	32	28

Total equity	—	32	—	32	—	1,937	1,937	1,969	1,967

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	9,626	55,571	12,433	68,004	19,456	21,094	40,550	118,180	116,229
Unallocated surplus of with-profits funds (reflecting application of "realistic" provisions for UK regulated with-profits funds) (note (vi))	—	8,306	1,708	10,014	—	—	—	10,014	9,966

Total	9,626	63,877	14,141	78,018	19,456	21,094	40,550	128,194	126,195

Operational borrowings attributable to shareholder-financed operations	—	—	—	—	—	159	159	159	158
Borrowings attributable to with-profits funds (note Y)	118	1,195	—	1,195	—	—	—	1,313	1,284
Deferred tax liabilities	56	663	210	873	—	354	354	1,283	1,606
Other non-insurance liabilities	403	3,128	710	3,838	704	3,472	4,176	8,417	7,371

Total liabilities	10,203	68,863	15,061	83,924	20,160	25,079	45,239	139,366	136,614

Total equity and liabilities	10,203	68,895	15,061	83,956	20,160	27,016	47,176	141,335	138,581

Notes

(i)
For the purposes of this table and subsequent explanation, references to the WPSF also include, for convenience, the amounts attaching to the Defined Charges Participating Sub-fund which comprises 3.5 per cent of the total assets of the WPSF and includes the with-profits annuity business transferred to Prudential from the Equitable Life Assurance Society on December 1, 2007 (with assets of approximately £1.7 billion). Profits to shareholders on this with-profits annuity business emerge on a "charges less expenses" basis and policyholders are entitled to 100 per cent of the investment earnings.

(ii)
SAIF is a separate sub-fund within the PAC long-term business fund.

(iii)
Wholly-owned subsidiary of the PAC WPSF that writes annuity business.

(iv)
Excluding policyholder liabilities of the Hong Kong branch of PAC.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

P      Statement of financial position (Continued)

(v)
Other investments comprise:

	June 30, 2010	December 31, 2009
	(In £ Millions)
Derivative assets*	1,370	910
Partnerships in investment pools and other**	2,953	2,720

	4,323	3,630

  *
  In the UK, Prudential uses derivatives to reduce equity and credit risk, interest rate and currency exposures, and to facilitate efficient portfolio management. After derivative liabilities of £868 million (December 31, 2009: £709 million), which are also included in the statement of financial position, the overall derivative position was a net asset of £502 million (December 31, 2009: £201 million).

  **
  Partnerships in investment pools and other comprise mainly investments held by the PAC with-profits fund. These investments are primarily venture fund investments and investment in property funds and limited partnerships.

(vi)
Unallocated surplus of with-profits funds

  Prudential's long-term business written in the UK comprises predominantly life insurance policies under which the policyholders are entitled to participate in the returns of the funds supporting these policies. Business similar to this type is also written in certain of the Group's Asian operations, subject to local market and regulatory conditions. Such policies are called with-profits policies. Prudential maintains with-profits funds within the Group's long-term business funds, which segregate the assets and liabilities and accumulate the returns related to that with-profits business. The amounts accumulated in these with-profits funds are available to provide for future policyholder benefit provisions and for bonuses to be distributed to with-profits policyholders. The bonuses, both annual and final, reflect the right of the with-profits policyholders to participate in the financial performance of the with-profits funds. Shareholders' profits with respect to bonuses declared on with-profits business correspond to the shareholders' share of the cost of bonuses as declared by the Board of Directors. The shareholders' share currently represents one-ninth of the cost of bonuses declared for with-profits policies.

  The unallocated surplus represents the excess of assets over policyholder liabilities for the Group's with-profits funds. As allowed under IFRS 4, the Group has opted to continue to record unallocated surplus of with-profits funds wholly as a liability. The annual excess (shortfall) of income over expenditure of the with-profits funds, after declaration and attribution of the cost of bonuses to policyholders and shareholders, is transferred to (from) the unallocated surplus each year through a charge (credit) to the income statement. The balance retained in the unallocated surplus represents cumulative income arising on the with-profits business that has not been allocated to policyholders or shareholders. The balance of the unallocated surplus is determined after full provision for deferred tax on unrealized appreciation on investments.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

P      Statement of financial position (Continued)

(ii)   US insurance operations

	June 30, 2010			December 31, 2009
	Variable annuity separate account assets and liabilities (note (i))	Fixed annuity, GIC and other business (note (i))	Total	Variable annuity separate account assets and liabilities (note (i))	Fixed annuity, GIC and other business (note (i))	Total
	(In £ Millions)
Assets
Intangible assets attributable to shareholders:
Deferred acquisition costs (note S)	—	2,950	2,950	—	3,092	3,092

Total	—	2,950	2,950	—	3,092	3,092

Deferred tax assets	—	1,828	1,828	—	1,944	1,944
Other non-investment and non-cash assets	—	1,409	1,409	—	1,404	1,404
Investments of long-term business and other operations:
Investment properties	—	27	27	—	33	33
Financial investments:
Loans (note U)	—	4,537	4,537	—	4,319	4,319
Equity securities and portfolio holdings in unit trusts	24,291	338	24,629	20,639	345	20,984
Debt securities (notes V and W)	—	27,371	27,371	—	22,831	22,831
Other investments (note (ii))	—	1,684	1,684	—	955	955
Deposits	—	359	359	—	454	454

Total investments	24,291	34,316	58,607	20,639	28,937	49,576

Properties held-for-sale	—	3	3	—	3	3

Cash and cash equivalents	—	153	153	—	340	340

Total assets	24,291	40,659	64,950	20,639	35,720	56,359

Equity and liabilities
Equity
Shareholders' equity	—	3,905	3,905	—	3,011	3,011
Non-controlling interests	—	—	—	—	—	—

Total equity	—	3,905	3,905	—	3,011	3,011

Liabilities
Policyholder liabilities:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	24,291	30,962	55,253	20,639	27,672	48,311

Total	24,291	30,962	55,253	20,639	27,672	48,311

Core structural borrowings of shareholder-financed operations	—	166	166	—	154	154
Operational borrowings attributable to shareholder-financed operations	—	171	171	—	203	203
Deferred tax liabilities	—	2,254	2,254	—	1,858	1,858
Other non-insurance liabilities	—	3,201	3,201	—	2,822	2,822

Total liabilities	24,291	36,754	61,045	20,639	32,709	53,348

Total equity and liabilities	24,291	40,659	64,950	20,639	35,720	56,359

Notes

(i)
Assets and liabilities attaching to variable annuity business that are not held in the separate account are shown within other business.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

P      Statement of financial position (Continued)

(ii)
Other investments comprise:

	June 30, 2010	December 31, 2009
	(In £ Millions)
Derivative assets*	1,162	519
Partnerships in investment pools and other**	522	436

	1,684	955

  *
  In the US, Prudential uses derivatives to reduce interest rate risk, to facilitate efficient portfolio management to match liabilities under annuity policies, and for certain equity-based product management activities. After taking account of the derivative liability of £618 million (December 31, 2009: £461 million), which is also included in the statement of financial position, the derivative position for US operations is a net asset of £544 million (December 31, 2009: £58 million).

  **
  Partnerships in investment pools and other comprise primarily investments in limited partnerships. These include interests in the PPM America Private Equity Fund and diversified investments in other partnerships by independent money managers that generally invest in various equities and fixed income loans and securities.

(iii)
Results and movements in shareholders' equity

	Six months ended June 30,
	2010	2009
	(In £ Millions)
Operating profits based on longer-term investment returns (note C)	450	217
Short-term fluctuations in investment returns (note F)	(120)	165

Profit before shareholder tax	330	382
Tax (note L)	(94)	(176)

Profit for the period	236	206

	Six months ended June 30,
	2010	2009
	(In £ Millions)
Profit for the period (as above)	236	206
Items recognized in other comprehensive income:
Exchange movements	252	(278)
Unrealized valuation movements on securities classified as available-for sale:
Unrealized holding gains arising during the year	1,123	662
Add back losses included in the income statement	21	146

Total unrealized valuation movements	1,144	808

Related change in amortization of deferred income and acquisition costs (note S)	(510)	(235)
Related tax	(215)	(150)

Total other comprehensive income	671	145

Total comprehensive income for the period	907	351
Dividends and interest payments to central companies	(13)	(3)

Net increase in equity	894	348
Shareholders' equity at beginning of period	3,011	1,698

Shareholders' equity at end of period	3,905	2,046

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

P      Statement of financial position (Continued)

(iii)  Asian insurance operations

	June 30, 2010				December 31, 2009
	With- profits business (note (i))	Unit- linked assets and liabilities	Other	Total	With- profits business (note (i))	Unit- linked assets and liabilities	Other	Total
	(In £ Millions)				(In £ Millions)
Assets
Intangible assets attributable to shareholders:
Goodwill	—	—	235	235	—	—	80	80
Deferred acquisition costs and other intangible assets (note S)	—	—	942	942	—	—	822	822

Total	—	—	1,177	1,177	—	—	902	902

Intangible assets attributable to with-profit funds:
Deferred acquisition costs and other intangible assets	102	—	—	102	97	—	—	97
Deferred tax assets	—	—	96	96	—	—	132	132
Other non-investment and non-cash assets	373	180	439	992	234	83	563	880
Investments of long-term business and other operations:
Investment properties	—	—	11	11	—	—	11	11
Investments accounted for using the equity method	—	—	5	5	—	—	2	2
Financial investments:
Loans (note U)	883	—	500	1,383	781	27	399	1,207
Equity securities and portfolio holdings in unit trusts	4,025	8,046	252	12,323	3,691	7,224	267	11,182
Debt securities (note V)	5,990	2,697	3,738	12,425	4,988	2,462	2,534	9,984
Other investments	130	23	274	427	73	44	141	258
Deposits	27	284	641	952	14	196	536	746

Total investments	11,055	11,050	5,421	27,526	9,547	9,953	3,890	23,390

Cash and cash equivalents	350	232	428	1,010	225	235	377	837

Total assets	11,880	11,462	7,561	30,903	10,103	10,271	5,864	26,238

Equity and liabilities
Equity
Shareholders' equity	—	—	1,992	1,992	—	—	1,462	1,462
Non-controlling interests	—	—	2	2	—	—	1	1

Total equity	—	—	1,994	1,994	—	—	1,463	1,463

Liabilities
Policyholder liabilities and unallocated surplus of with-profits funds:
Contract liabilities (including amounts in respect of contracts classified as investment contracts under IFRS 4)	10,110	10,855	4,515	25,480	8,808	9,717	3,333	21,858
Unallocated surplus of with-profits funds	52	—	—	52	53	—	—	53

Total	10,162	10,855	4,515	25,532	8,861	9,717	3,333	21,911

Operational borrowings attributable to shareholders- financed operations	—	—	195	195	—	—	210	210
Deferred tax liabilities	297	12	116	425	266	12	106	384
Other non-insurance liabilities	1,421	595	741	2,757	976	542	752	2,270

Total liabilities	11,880	11,462	5,567	28,909	10,103	10,271	4,401	24,775

Total equity and liabilities	11,880	11,462	7,561	30,903	10,103	10,271	5,864	26,238

Note

(i)
The statement of financial position for with-profits business comprises the with-profits assets and liabilities of the with-profits operations of Hong Kong, Malaysia and Singapore. Assets and liabilities of other participating business are included in the column for "other business".

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

P      Statement of financial position (Continued)

(iv)  Asset management operations

	M&G	US	Asia	Total June 30, 2010	Total December 31, 2009
	(In £ Millions)
Assets
Intangible assets:
Goodwill	1,153	16	61	1,230	1,230
Deferred acquisition costs	8	—	—	8	8

Total	1,161	16	61	1,238	1,238

Other non-investment and non-cash assets	733	177	107	1,017	850
Financial investments:
Loans (note U)	1,453	—	—	1,453	1,413
Equity securities and portfolio holdings in unit trusts	146	—	9	155	137
Debt securities (note V)	1,450	—	16	1,466	1,164
Other investments (note (iii))	189	2	4	195	113
Deposits	37	3	14	54	63

Total financial investments	3,275	5	43	3,323	2,890

Cash and cash equivalents (note (iii))	925	36	115	1,076	970

Total assets	6,094	234	326	6,654	5,948

Equity and liabilities
Equity
Shareholders' equity (note (i))	1,343	127	241	1,711	1,659
Non-controlling interests	3	—	—	3	3

Total equity	1,346	127	241	1,714	1,662

Liabilities
Intra-group debt represented by operational borrowings at Group level (note (ii))	2,564	—	—	2,564	2,038
Net asset value attributable to external holders of consolidated funds (note (iii))	398	—	—	398	410
Other non-insurance liabilities	1,786	107	85	1,978	1,838

Total liabilities	4,748	107	85	4,940	4,286

Total equity and liabilities	6,094	234	326	6,654	5,948

Notes

(i)
M&G shareholders' equity includes equity in respect of Prudential Capital.

(ii)
Intra Group debt represented by operational borrowings at Group level

  Operational borrowings for M&G are in respect of Prudential Capital's short-term fixed income security program and comprise £2,312 million (December 31, 2009: £2,031 million) of commercial paper and £252 million (December 31, 2009: £7 million) of medium-term notes.

(iii)
Consolidated investment funds

  The M&G statement of financial position shown above includes investment funds which are managed on behalf of third parties. In respect of these funds, the statement of financial position includes cash and cash equivalents of £247 million, £164 million of other investments, £(13) million of other net assets and liabilities and net asset value attributable to external unit holders of £398 million which are non-recourse to M&G and the Group.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

Q     Acquisition of United Overseas Bank Life Assurance Limited

        On February 1, 2010, the Group acquired from United Overseas Bank (UOB) its 100 per cent interest in UOB Life Assurance Limited in Singapore for total cash consideration, after post-completion adjustments currently estimated at SGD67 million (£32 million), of SGD495 million (£220 million). The acquisition offers new profitable growth opportunities in Asia. As part of the transaction the Group also entered into a long-term strategic partnership to develop a major regional bancassurance business with UOB.

        In addition to the amounts above the Group incurred £2 million of acquisition-related costs (excluding integration costs). These have been excluded from the consideration transferred and have been recognized as an expense in the period, in the condensed consolidated income statement. This amount has been excluded from operating profit based on longer-term investment returns.

Goodwill arising on acquisition

(In £ Millions)
Cash consideration	220
Less: fair value of identifiable net assets acquired	(75)

Goodwill arising on acquisition	145

        Goodwill arose in the acquisition of UOB Life Assurance Limited in Singapore because the acquisition included revenue and cost synergies. These assets could not be separately recognized from goodwill because they are not capable of being separated from the Group and sold, transferred, licensed, rented or exchanged, either individually or together with any related contracts and did not arise from contractual or other legal rights.

        None of the goodwill arising on this transaction is expected to be deductible for tax purposes.

Assets acquired and liabilities assumed at the date of acquisition

(In £ Millions)
Assets:
Intangible assets attributable to shareholders: Present value of acquired in-force business	2
Other non-investment and non-cash assets	22
Investments of long-term business and other operations	1,004
Cash and cash equivalents	89

Total assets	1,117

Liabilities:
Policyholder liabilities and unallocated surplus of with-profit funds: Contract liabilities	968
Other non-insurance liabilities	74

Total liabilities	1,042

Fair value of identifiable net assets acquired	75

        Total assets include loans and receivables with a fair value of £15 million. This value represents the gross contractual amount and all amounts are expected to be collected.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

Q     Acquisition of United Overseas Bank Life Assurance Limited (Continued)

Impact of acquisition on the results of the Group

        Included in the Group's consolidated profit before tax for the period is £8 million attributable to UOB Life Assurance Limited in Singapore. Consolidated revenue, including investment returns, for the period includes £50 million in respect of UOB Life Assurance Limited in Singapore.

        Had the acquisition been effected at January 1, 2010, the revenue and profit of the Group from continuing operations for the six months ended June 30, 2010 would not have been materially different.

R     Goodwill attributable to shareholders

	June 30, 2010	December 31, 2009
	(In £ Millions)
Cost
At the beginning of the period	1,430	1,461
Disposal of Taiwan Agency business	—	(44)
Additional consideration paid on previously acquired businesses	—	13
Acquisition of UOB Life Assurance Limited in Singapore (note Q)	145	—
Exchange differences	10	—

At the end of the period	1,585	1,430

Aggregate impairment	(120)	(120)

Net book amount at end of period	1,465	1,310

S      Deferred acquisition costs and other intangible assets attributable to shareholders

        Significant costs are incurred in connection with acquiring new insurance business. Except for acquisition costs of with-profits contracts of the UK regulated with-profits funds, which are accounted for under the FSA realistic regime, these costs, which vary with, and are primarily related to, the production of new business, are capitalized and amortized against margins in future revenues on the related insurance policies. The recoverability of the asset is measured and the asset is deemed impaired if the projected future margins are less than the carrying value of the asset. To the extent that the future margins differ from those anticipated, then an adjustment to the carrying value of the deferred acquisition cost asset will be necessary.

        The deferral and amortization of acquisition costs is of most relevance to the Group's results for shareholder-financed long-term business of Jackson and Asian operations. The majority of the UK shareholder-backed business are for individual and group annuity business where the incidence of acquisition costs is negligible.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

S      Deferred acquisition costs and other intangible assets attributable to shareholders (Continued)

        The deferred acquisition costs and other intangible assets attributable to shareholders comprise:

	June 30, 2010	December 31 2009
	(In £ Millions)
Deferred acquisition costs relating to insurance and investment management contracts	3,847	3,930
Present value of acquired in-force business and distribution rights	181	119

	4,028	4,049

Arising in:
UK insurance operations	128	127
US insurance operations	2,950	3,092
Asia insurance operations	942	822
Asset management operations	8	8

	4,028	4,049

        The movement in the period for deferred acquisition costs and other intangible assets attributable to shareholders of the Group comprises:

	June 30, 2010	December 31 2009
	(In £ Millions)
Balance at the beginning of the period	4,049	5,349
Additions	605	1,071
Amortization to income statement	(385)	(316)
Exchange differences	269	(550)
Change in shadow DAC	(510)	(1,069)
DAC movement on sale of Taiwan agency business	—	(436)

Balance at the end of the period	4,028	4,049

        Of the above, the movement in the period in respect of Jackson and wholly relating to deferred acquisition costs comprises:

	June 30, 2010	December 31 2009
	(In £ Millions)
Balance at the beginning of the period	3,092	3,962
Additions	408	690
Amortization to income statement	(257)	(70)
Exchange differences	217	(421)
Change in shadow DAC	(510)	(1,069)

Balance at the end of the period	2,950	3,092

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

S      Deferred acquisition costs and other intangible assets attributable to shareholders (Continued)

        Under IFRS 4, the Group applies grandfathered US GAAP for measuring the insurance assets and liabilities of Jackson. In the case of Jackson term business, acquisition costs are deferred and amortized in line with expected premiums. For annuity and interest-sensitive life business, acquisition costs are deferred and amortized in line with expected gross profits on the relevant contracts. For interest-sensitive annuity and life business, the key assumption is the long-term spread between the earned rate and the rate credited to policyholders, which is based on the annual spread analysis. In addition, expected gross profits depend on mortality assumptions, assumed unit costs and terminations other than deaths (including the related charges), all of which are based on a combination of actual experience of Jackson, industry experience and future expectations. A detailed analysis of actual mortality experience is measured by internally developed mortality studies.

        Variable annuity contracts written by Jackson may provide for guaranteed minimum death, income, or withdrawal benefit features. Under US GAAP, the grandfathered basis of accounting under IFRS 4, acquisition costs for Jackson's variable annuity products are amortized in line with the emergence of profits. The measurement of the amortization in part reflects current period fees earned on assets covering liabilities to policyholders, and the expected level of future gross profits which depends on the assumed level of future fees.

        Under US GAAP the projected gross profits reflect an assumed long-term level of equity return which, for Jackson, is 8.4 per cent. This is applied to the period end level of separate account equity assets after application of a mean reversion technique that broadly removes the effect of levels of short-term volatility in current market returns. Under the mean reversion technique applied by Jackson, subject to a capping feature, the projected level of return for each of the next five years is adjusted from period to period so that in combination with the actual rates of return for the preceding two years and the current year, the 8.4 per cent annual return is applied on average over the eight-year period. Projected returns after the next five years are also applied at the 8.4 per cent rate of return. The capping feature in the eight-year mean reversion period, which currently applies due to the very sharp market falls in 2008, is that the projected rates of return for the next five years can be no more than 15 per cent per annum. If Jackson had not applied the mean reversion methodology and had instead applied a constant 8.4 per cent annual return from today's asset values, the impact would be a reduction in deferred acquisition costs of £107 million.

        The amortization charge to the income statement is reflected in the operating profit before equity hedge results, the equity hedge results and short-term fluctuations in investment returns. The amortization charge to the operating profit before equity hedge results in a reporting period will incorporate an element of acceleration or deceleration that reflects the variance between the actual level of return attained and the assumed level in the mean reversion calculation. In the first half of 2010 and the first half of 2009 the element of DAC amortization charge included in operating profit includes £67 million and £12 million respectively of accelerated amortization. These amounts reflect asset value shortfalls in the periods compared with the assumed level of 15 per cent for the year. For full year 2009, reflecting the excess of actual returns over the 15 per cent assumed level, the operating profit incorporates a credit for decelerated amortization of £39 million.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

S      Deferred acquisition costs and other intangible assets attributable to shareholders (Continued)

        In the first half of 2010 the separate account net equity return was approximately negative five per cent. The amortization charge for the year ended December 31, 2010 is sensitive to changes in separate account returns in the second half of the year. For the year ending December 31, 2010, each one per cent divergence of the actual separate account net equity return from the assumed return, is estimated to give rise to a sensitivity for accelerated or decelerated amortization of approximately £6 million.

        In the absence of significant market declines between now and the end of 2011 Jackson would expect to see higher amortization levels than normal. This would essentially represent a reversal of the mean reversion benefits to date, as highly negative returns from 2008 will no longer be included in the mean reverting returns.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

T      Valuation bases for Group assets

        The accounting carrying values of the Group's assets reflect the requirements of IFRS. For financial investments the basis of valuation reflects the Group's application of IAS 39, "Financial Instruments: Recognition and Measurement" as described further below. The basis applied for the assets section of the statement of financial position at June 30, 2010 is summarized below:

	June 30, 2010			December 31, 2009
	At fair value	Cost / Amortized cost (note (ii))	Total	At fair value	Cost / Amortized cost (note (ii))	Total
	(In £ Millions)			(In £ Millions)
Intangible assets attributable to shareholders:
Goodwill (note R)	—	1,465	1,465	—	1,310	1,310
Deferred acquisition costs and other intangible assets (note S)	—	4,028	4,028	—	4,049	4,049

Total	—	5,493	5,493	—	5,359	5,359

Intangible assets attributable to with-profits funds:
In respect of acquired subsidiaries for venture fund and other investment purposes	—	124	124	—	124	124
Deferred acquisition costs and other intangible assets	—	110	110	—	106	106

Total	—	234	234	—	230	230

Total	—	5,727	5,727	—	5,589	5,589

Other non-investment and non-cash assets:
Property, plant and equipment	—	382	382	—	367	367
Reinsurers' share of insurance contract liabilities	—	1,369	1,369	—	1,187	1,187
Deferred tax assets (note L)	—	2,691	2,691	—	2,708	2,708
Current tax recoverable	—	575	575	—	636	636
Accrued investment income	—	2,559	2,559	—	2,473	2,473
Other debtors	—	1,467	1,467	—	762	762

Total	—	9,043	9,043	—	8,133	8,133

Investments of long-term business and other operations:
Investment properties	11,360	—	11,360	10,905	—	10,905
Investments accounted for using the equity method	—	9	9	—	6	6
Financial investments:
Loans (notes (iii) and U)	251	9,336	9,587	—	8,754	8,754
Equity securities and portfolio holdings in unit trusts (note (iii))	71,775	—	71,775	69,354	—	69,354
Debt securities (notes (iii) and V)	113,334	—	113,334	101,751	—	101,751
Other investments (note (iii))	6,768	—	6,768	5,132	—	5,132
Deposits (note (i))	—	9,766	9,766	—	12,820	12,820

Total	203,488	19,111	222,599	187,142	21,580	208,722
Properties held for sale	3	—	3	3	—	3
Cash and cash equivalents (note (i))	—	6,040	6,040	—	5,307	5,307

Total assets	203,491	39,921	243,412	187,145	40,609	227,754

Percentage of Group total assets	84%	16%	100%	82%	18%	100%

Notes

(i)
Under IAS 39, deposits and cash and cash equivalents are classified as loans and receivables and carried at amortized cost in the statement of financial position. There is no difference between their carrying values and fair values. Including these

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

T      Valuation bases for Group assets (Continued)

  amounts as being at their fair values, the percentage of the Group's total assets held on the statement of financial position which were at fair value at June 30, 2010 was 90 per cent (December 31, 2009: 90 per cent).

(ii)
Assets carried at cost or amortized cost are subject to impairment testing where appropriate under IFRS requirements. This category also includes assets which are valued by reference to specific IFRS such as reinsurers' share of insurance contract liabilities, deferred tax assets and investments accounted for under the equity method.

(iii)
These assets comprise financial instruments requiring fair value valuation under IAS 39 with a value of £192.1 billion (December 31, 2009: £176.2 billion).

Determination of fair value

        The fair values of the financial assets and liabilities as shown on the tables opposite have been determined on the following bases.

        The fair values of the financial instruments for which fair valuation is required under IFRS are determined by the use of current market bid prices for exchange-quoted investments, or by using quotations from independent third-parties, such as brokers and pricing services or by using appropriate valuation techniques. Investments valued using valuation techniques include financial investments which by their nature do not have an externally quoted price based on regular trades and financial investments for which markets are no longer active as a result of market conditions e.g. market illiquidity. The valuation techniques used include comparison to recent arm's length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis, option adjusted spread models and, if applicable, enterprise valuation. These techniques may include a number of assumptions relating to variables such as credit risk and interest rates. Changes in assumptions relating to these variables could positively or negatively impact the reported fair value of these instruments. When determining the inputs into the valuation techniques used priority is given to publicly available prices from independent sources when available, but overall the source of pricing is chosen with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date.

        The fair value estimates are made at a specific point in time, based upon available market information and judgments about the financial instruments, including estimates of the timing and amount of expected future cash flows and the credit standing of counterparties. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Group's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized gains or losses from selling the financial instrument being fair valued. In some cases the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the financial instrument.

        The estimated fair value of derivative financial instruments reflects the estimated amount the Group would receive or pay in an arm's length transaction. This amount is determined using quoted prices if exchange listed, quotations from independent third-parties or valued internally using standard market practices. In accordance with the Group's risk management framework, all internally generated valuations are subject to assessment against external counterparties' valuations.

        The fair value of borrowings attributable to with-profits funds is based on quoted market prices.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

T      Valuation bases for Group assets (Continued)

Level 1, 2 and 3 fair value measurement hierarchy of Group financial instruments

        The table below includes financial instruments carried at fair value analyzed by level of the IFRS 7 defined fair value hierarchy. This hierarchy is based on the inputs to the fair value measurement and reflects the lowest level input that is significant to that measurement.

        The classification criteria and its application to Prudential can be summarized as follows:

Level 1—quoted prices (unadjusted) in active markets for identical assets and liabilities

        Level 1 principally includes exchange listed equities, mutual funds with quoted prices, exchange traded derivatives such as futures and options, and national government bonds unless there is evidence that trading in a given instrument is so infrequent that the market could not possibly be considered active. It also includes other financial instruments (including net assets attributable to unit holders of consolidated unit trusts and similar funds) where there is clear evidence that the year end valuation is based on a traded price in an active market.

Level 2—inputs other than quoted prices included within level 1 that are observable either directly (i.e. as prices) or indirectly (i.e. derived from prices)

        Level 2 principally includes corporate bonds and other non-national government debt securities which are valued using observable inputs, together with over-the-counter derivatives such as forward exchange contracts and non-quoted investment funds valued with observable inputs. It also includes net assets attributable to unit-holders of consolidated unit trusts and similar funds and investment contract liabilities that are valued using observable inputs.

        The nature of Prudential's operations in the US and the UK mean that a significant proportion of the assets backing non-linked shareholder backed business are held in corporate bonds, structured securities and other non-national government debt securities. These assets, in line with market practice, are generally valued using independent pricing providers in the US and third party broker quotes in the UK and Asia either directly or via third parties such as IDC or Bloomberg. Such assets are generally classified as level 2 as the nature of these quotations means that they do not strictly meet the definition of a level 1 asset. However these valuations are determined using independent external quotations from multiple sources and are subject to a number of monitoring controls such as monthly price variances, stale price reviews and variance analysis on prices achieved on subsequent trades.

        Pricing services, where available, are used to obtain the third-party broker quotes. Where pricing services providers are used, a single valuation is obtained and applied.

        When prices are not available from pricing services, quotes are sourced directly from brokers. Prudential seeks to obtain a number of quotes from different brokers so as to obtain the most comprehensive information available on their executability. Where quotes are sourced directly from brokers, the price used in the valuation is normally selected from one of the quotes based on a number of factors, including the timeliness and regularity of the quotes and the accuracy of the quotes considering the spreads provided. The selected quote is the one which best represents an executable quote for the security at the measurement date.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

T      Valuation bases for Group assets (Continued)

        Generally, no adjustment is made to the prices obtained from independent third parties. Adjustment is made in only limited circumstances, where it is determined that the third party valuations obtained do not reflect fair value (e.g. either because the value is stale and/or the values are extremely diverse in range). These are usually securities which are distressed or that could be subject to a debt restructure or where reliable market prices are no longer available due to an inactive market or market dislocation. In these instances, prices are derived using internal valuation techniques including those as described above in this note with the objective of arriving at a fair value measurement which reflects the price at which an orderly transaction would take place between market participants on the measurement date. These techniques require a number of assumptions relating to variables such as credit risk and interest rates. Examples of such variables are an average credit spread based on the corporate bond universe and the relevant duration of the asset being valued. Prudential measures the input assumptions based on the best available information of the measurement dates. Securities valued in such manner are classified as level 3 where these significant inputs are not based on observable market data.

        In addition level 2 includes debt securities that are valued internally using standard market practices. Of the total level 2 debt securities of £87,440 million at June 30, 2010 (December 31, 2009: £83,301 million), £6,862 million are valued internally (December 31, 2009: £6,426 million). The majority of such securities use matrix pricing, which is based on assessing the credit quality of the underlying borrower to derive a suitable discount rate relative to government securities on a comparable duration. Under matrix pricing, the debt securities are priced taking the credit spreads on comparable quoted public debt securities and applying these to the equivalent debt instruments factoring a specified liquidity premium. The majority of the parameters used in this valuation technique are readily observable in the market and, therefore, are not subject to interpretation.

Level 3—Significant inputs for the asset or liability that are not based on observable market data (unobservable inputs)

        Level 3 principally includes investments in private equity funds, investments in property funds which are exposed to bespoke properties or risks investments which are internally valued or subject to a significant number of unobservable assumptions and certain derivatives which are bespoke or long dated. It also includes debt securities which are rarely traded or traded only in privately negotiated transactions and hence where it is difficult to assert that these have been based on observable market data. The inherent nature of the vast majority of these assets means that, in normal market conditions, there is unlikely to be significant change in the specific underlying assets classified as level 3.

        At June 30, 2010 the Group held £4,570 million (December 31, 2009: £5,190 million), three per cent of the fair valued financial instruments (December 31, 2009: three per cent), within level 3. Of these amounts £3,698 million (December 31, 2009: £3,510 million) was held by the Group's participating funds and therefore shareholders' profit and equity are not impacted by movements in the valuation of these financial instruments. Total level 3 assets represented 3.9 per cent of the total assets of the participating funds at June 30, 2010 (December 31, 2009: 3.7 per cent). Total level 3 liabilities at June 30, 2010 were £394 million out of total participating fund liabilities of £106,007 million (December 31, 2009: £348 million out of £104,817 million).

        Of the £892 million level 3 fair valued financial investments at June 30, 2010 (December 31, 2009: £1,684 million), net of derivative liabilities which support non-linked shareholder-backed business

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

T      Valuation bases for Group assets (Continued)

(1.4 per cent of the total financial investments net of derivative liabilities backing this business) (December 31, 2009: 3.0 per cent), £817 million are externally valued and £75 million are internally valued (December 31, 2009: £1,653 million and £31 million respectively). Internal valuations, which represent 0.12 per cent of the total financial investments net of derivative liabilities supporting non-linked shareholder-backed business at June 30, 2010 (December 31, 2009: 0.06 per cent), are inherently more subjective than external valuations.

	June 30, 2010
	Level 1	Level 2	Level 3	Total
	(In £ Millions)
With-profits
Equity securities and portfolio holdings in unit trusts	25,655	988	476	27,119
Debt securities	10,975	39,707	1,206	51,888
Other investments (including derivative assets)	64	1,679	2,410	4,153
Derivative liabilities	(136)	(589)	(27)	(752)

Total financial investments, net of derivative liabilities	36,558	41,785	4,065	82,408
Borrowing attributable to the with-profits fund held at fair value	—	(88)	—	(88)
Investment contract liabilities without discretionary participation feature(s) held at fair value	—	—	—	—
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(384)	(273)	(367)	(1,024)

Total	36,174	41,424	3,698	81,296
Percentage of total	44%	51%	5%	100%

Unit-linked and variable annuity
Equity securities and portfolio holdings in unit trusts	43,810	65	—	43,875
Debt securities	3,617	4,683	25	8,325
Other investments (including derivative assets)	21	69	—	90
Derivative liabilities	—	—	—	—

Total financial investments, net of derivative liabilities	47,448	4,817	25	52,290
Investment contract liabilities without discretionary participation features held at fair value	—	(12,547)	—	(12,547)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,159)	—	—	(1,159)

Total	46,289	(7,730)	25	38,584
Percentage of total	120%	(20% )	0%	100%

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

T      Valuation bases for Group assets (Continued)

	June 30, 2010
	Level 1	Level 2	Level 3	Total
	(In £ Millions)
Non-linked shareholder-backed
Loans	—	251	—	251
Equity securities and portfolio holdings in unit trusts	543	41	197	781
Debt securities	9,754	43,050	317	53,121
Other investments (including derivative assets)	203	1,747	575	2,525
Derivative liabilities	(6)	(1,078)	(197)	(1,281)

Total financial investments, net of derivative liabilities	10,494	44,011	892	55,397
Investment contract liabilities without discretionary participation features held at fair value	—	(1,316)	—	(1,316)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(122)	(317)	(45)	(484)
Other liabilities	—	(252)	—	(252)

Total	10,372	42,126	847	53,345
Percentage of total	19%	79%	2%	100%

Group total
Loans	—	251	—	251
Equity securities and portfolio holdings in unit trusts	70,008	1,094	673	71,775
Debt securities	24,346	87,440	1,548	113,334
Other investments (including derivative assets)	288	3,495	2,985	6,768
Derivative liabilities	(142)	(1,667)	(224)	(2,033)

Total financial investments, net of derivative liabilities	94,500	90,613	4,982	190,095
Borrowing attributable to the with-profits fund held at fair value	—	(88)	—	(88)
Investment contract liabilities without discretionary participation features held at fair value	—	(13,863)	—	(13,863)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,665)	(590)	(412)	(2,667)
Other liabilities	—	(252)	—	(252)

Total	92,835	75,820	4,570	173,225
Percentage of total	53%	44%	3%	100%

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

T      Valuation bases for Group assets (Continued)

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	(In £ Millions)
With-profits
Equity securities and portfolio holdings in unit trusts	28,688	799	475	29,962
Debt securities	7,063	39,051	1,213	47,327
Other investments (including derivative assets)	79	1,199	2,170	3,448
Derivative liabilities	(54)	(504)	(25)	(583)

Total financial investments net of derivative liabilities	35,776	40,545	3,833	80,154
Borrowing attributable to the with-profits fund held at fair value	—	(105)	—	(105)
Investment contract liabilities without discretionary participation feature held at fair value	—	—	—	—
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,354)	(305)	(323)	(1,982)

Total	34,422	40,135	3,510	78,067
Percentage of total	44%	51%	5%	100%

Unit-linked and variable annuity
Equity securities and portfolio holdings in unit trusts	38,616	4	—	38,620
Debt securities	3,283	5,525	40	8,848
Other investments (including derivative assets)	30	80	—	110
Derivative liabilities	—	—	—	—

Total financial investments net of derivative liabilities	41,929	5,609	40	47,578
Investment contract liabilities without discretionary participation features held at fair value	—	(12,242)	—	(12,242)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(1,324)	(7)	(2)	(1,333)

Total	40,605	(6,640)	38	34,003
Percentage of total	119%	(19% )	0%	100%

Non-linked shareholder-backed
Equity securities and portfolio holdings in unit trusts	557	36	179	772
Debt securities	5,783	38,725	1,068	45,576
Other investments (including derivative assets)	155	787	632	1,574
Derivative liabilities	(20)	(703)	(195)	(918)

Total financial investments net of derivative liabilities	6,475	38,845	1,684	47,004
Investment contract liabilities without discretionary participation features held at fair value	—	(1,598)	—	(1,598)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(110)	(342)	(42)	(494)

Total	6,365	36,905	1,642	44,912
Percentage of total	14%	82%	4%	100%

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

T      Valuation bases for Group assets (Continued)

	December 31, 2009
	Level 1	Level 2	Level 3	Total
	(In £ Millions)
Group total
Equity securities and portfolio holdings in unit trusts	67,861	839	654	69,354
Debt securities	16,129	83,301	2,321	101,751
Other investments (including derivative assets)	264	2,066	2,802	5,132
Derivative liabilities	(74)	(1,207)	(220)	(1,501)

Total financial investments net of derivative liabilities	84,180	84,999	5,557	174,736
Borrowing attributable to the with-profits fund held at fair value	—	(105)	—	(105)
Investment contract liabilities without discretionary participation features held at fair value	—	(13,840)	—	(13,840)
Net asset value attributable to unit holders of consolidated unit trusts and similar funds	(2,788)	(654)	(367)	(3,809)

Total	81,392	70,400	5,190	156,982

Percentage of total	52%	45%	3%	100%

U     Loans portfolio

        Loans are accounted for at amortized cost net of impairment losses except for certain mortgage loans of the UK insurance operations which have been designated at fair value through profit and loss as this loan portfolio is managed and evaluated on a fair value basis. The amounts included in the statement of financial position are analyzed as follows:

	June 30, 2010	December 31, 2009
	(In £ Millions)
Insurance operations
UK (note (i))	2,214	1,815
US (note (ii))	4,537	4,319
Asia (note (iii))	1,383	1,207
Asset management operations
M&G (note (iv))	1,453	1,413

Total	9,587	8,754

Notes

(i)
UK insurance operations

  The loans of the Group's UK insurance operations of £2,214 million at June 30, 2010 (December 31, 2009: £1,815 million) comprise loans held by the PAC with-profits fund of £1,189 million (December 31, 2009: £1,106 million) and loans held by shareholder-backed business of £1,025 million (December 31, 2009: £709 million).

  The loans held by the PAC with-profits fund comprise mortgage loans of £197 million, policy loans of £23 million and other loans of £969 million (December 31, 2009: £145 million, £24 million and £937 million respectively). The mortgage loans are

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

U     Loans portfolio (Continued)

  collateralized by properties. Other loans held by the PAC with-profits fund are all commercial loans and comprise mainly syndicated loans.

  The loans held by the UK shareholder-backed business comprise mortgage loans collateralized by properties of £1,019 million (December 31, 2009: £702 million) and other loans of £6 million (December 31, 2009: £7 million).

(ii)
US insurance operations

  The loans of the Group's US insurance operations of £4,537 million at June 30, 2010 (December 31, 2009 £4,319 million) comprise mortgage loans of £3,948 million, policy loans of £573 million and other loans of £16 million (December 31, 2009: £3,774 million, £530 million and £15 million, respectively). All of the mortgage loans are commercial mortgage loans which are collateralized by properties. The property types are mainly industrial, multi-family residential, office, retail and hotel. The breakdown by property type is as follows:

	June 30, 2010%	December 31, 2009%
Industrial	30	32
Multi-Family	18	18
Office	21	20
Retail	20	19
Hotels	10	10
Other	1	1

	100	100

  The US insurance operations' commercial mortgage loan portfolio does not include any single-family residential mortgage loans and is therefore not exposed to the risk of defaults associated with residential sub-prime mortgage loans. The average loan size is £7.1 million. The portfolio has a current estimated average loan to value of 72 per cent which provides significant cushion to withstand substantial declines in value.

  The policy loans are fully secured by individual life insurance policies or annuity policies.

(iii)
Asian insurance operations

  The loans of the Group's Asian insurance operations of £1,383 million at June 30, 2010 (December 31, 2009: £1,207 million) comprise mortgage loans of £18 million, policy loans of £497 million and other loans of £868 million (December 31, 2009: £13 million, £437 million and £757 million respectively). The mortgage and policy loans are secured by properties and life insurance policies respectively.

  The majority of the other loans are commercial loans held by the Malaysian operation and which are all investment graded by two local rating agencies.

(iv)
M&G

The M&G loans of £1,453 million (December 31, 2009: £1,413 million) relate to loans and receivables managed by Prudential Capital. These assets generally have no external credit ratings available. The internal ratings prepared by the Group's asset management operations as part of the risk management process are £87 million A+ to A- (December 31, 2009: £92 million) £907 million BBB+ to BBB- (December 31, 2009: £835 million), £315 million BB+ to BB- (December 31, 2009: £330 million), and £144 million B+ to B- (December 31, 2009: £156 million).

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

V     Debt securities portfolio

        Debt securities are carried at fair value. The amounts included in the statement of financial position are analyzed as follows, with further information relating to the credit quality of the Group's debt securities at June 30, 2010 provided in the notes below.

	June 30, 2010	December 31, 2009
	(In £ Millions)
Insurance operations
UK (note (i))	72,072	67,772
US (note (ii))	27,371	22,831
Asia (note (iii))	12,425	9,984
Asset management operations (note (iv))	1,466	1,164

Total	113,334	101,751

Note

(i)
UK insurance operations

							UK insurance operations
	PAC-with profits sub-fund
				Other funds and subsidiaries			Other annuity and long-term business
	Scottish Amicable Insurance Fund	Excluding Prudential Annuities Limited
			Prudential Annuities Limited	Total	Unit-linked assets and liabilities	PRIL		June 30, 2010 Total	December 31, 2009 Total
	(In £ Millions)
S&P—AAA	1,322	5,633	3,189	8,822	2,618	5,305	870	18,937	16,091
S&P—AA+ to AA-	355	2,132	1,132	3,264	592	1,914	246	6,371	6,472
S&P—A+ to A-	1,149	7,282	3,914	11,196	1,553	6,055	742	20,695	19,693
S&P—BBB+ to BBB-	1,088	6,923	1,336	8,259	730	2,275	447	12,799	12,183
S&P—Other	340	2,020	171	2,191	37	137	19	2,724	2,667

	4,254	23,990	9,742	33,732	5,530	15,686	2,324	61,526	57,106

Moody's—Aaa	70	354	58	412	6	87	22	597	463
Moody's—Aa1 to Aa3	10	97	43	140	—	107	26	283	276
Moody's—A1 to A3	27	174	227	401	—	134	15	577	801
Moody's—Baa1 to Baa3	62	385	248	633	—	139	27	861	815
Moody's—Other	19	190	45	235	—	56	4	314	339

	188	1,200	621	1,821	6	523	94	2,632	2,694

Fitch	30	213	178	391	—	202	33	656	1,022
Other	458	2,658	2,366	5,024	92	1,587	97	7,258	6,950

Total debt securities	4,930	28,061	12,907	40,968	5,628	17,998	2,548	72,072	67,772

  Where no external ratings are available, internal ratings produced by the Group's asset management operation, which are prepared on the Company's assessment of a comparable basis to external ratings, are used where possible. Of the £7,258 million total debt securities held at June 30, 2010 (December 31, 2009: £6,950 million) which are not externally rated, £2,289 million were internally rated AAA to A-, £3,529 million were internally rated BBB to B- and £1,440 million were unrated (December 31, 2009: £2,190 million, £3,445 million and £1,315 million respectively). The majority of unrated debt security investments were held in SAIF and the PAC with-profits fund and relate to convertible debt and other investments which are not covered by ratings analysts nor have an internal rating attributed to them. Of the £1,684 million (December 31, 2009: £1,503 million) PRIL and other annuity and long-term business investments which are not externally

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

V     Debt securities portfolio (Continued)

  rated, £8 million (December 31, 2009: £15 million) were internally rated AAA, £90 million (December 31, 2009: £88 million) AA, £530 million (December 31, 2009: £495 million) A, £699 million (December 31, 2009: £647 million) BBB, £104 million (December 31, 2009: £123 million) BB and £253 million (December 31, 2009: £135 million) were internally rated B+ and below.

(ii)
US insurance operations

  US insurance operations held total debt securities with a carrying value of £27,371 million at June 30, 2010 (December 31, 2009: £22,831 million). The table below provides information relating to the credit risk of the aforementioned debt securities.

	June 30, 2010
		December 31, 2009
	Carrying value
Summary		Carrying value
	(In £ Millions)
Corporate and government securities	20,451	16,455
Residential mortgage-backed securities	3,343	3,316
Commercial mortgage-backed securities	2,494	2,104
Other debt securities	1,083	956

Total debt securities	27,371	22,831

  The following table summarizes the securities detailed above by rating as at June 30, 2010 using Standard and Poor's (S&P), Moody's, Fitch and implicit ratings of RMBS based on NAIC valuations:

	June 30, 2010	December 31, 2009
	(In £ Millions)
S&P—AAA	5,600	3,287
S&P—AA+ to AA-	1,164	846
S&P—A+ to A-	6,118	5,192
S&P—BBB+ to BBB-	8,469	7,659
S&P—Other	833	895

	22,184	17,879

Moody's—Aaa	8	273
Moody's—Aa1 to Aa3	34	43
Moody's—A1 to A3	247	32
Moody's—Baa1 to Baa3	89	64
Moody's—Other	66	57

	444	469

Implicit ratings of RMBS based on NAIC valuations (see below)
NAIC 1	810	747
NAIC 2	161	105
NAIC 3-6	319	473

Total	1,290	1,325

Fitch	262	281
Other*	3,191	2,877

Total debt securities	27,371	22,831

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

V     Debt securities portfolio (Continued)

  In the previous table, with the exception of residential mortgage-backed securities at June 30, 2010 and December 31, 2009, S&P ratings have been used where available. For securities where S&P ratings are not immediately available, those produced by Moody's and then Fitch have been used as an alternative.

  During the second half of 2009 the National Association of Insurance Commissioners (NAIC) in the US revised the regulatory rating process for more than 20,000 residential mortgage-backed securities. The table above includes these securities, where held by Jackson, using the regulatory rating levels established by an external third party (PIMCO) for half year 2010 and full year 2009.

*
The amounts within Other which are not rated by S&P, Moody's or Fitch, nor are RMBS securities using the revised regulatory ratings, have the following NAIC classifications:

	June 30, 2010	December 31, 2009
	(In £ Millions)
NAIC 1	1,240	1,102
NAIC 2	1,787	1,623
NAIC 3-6	164	152

	3,191	2,877

(iii)
Asia insurance operations

	With-profits business	Unit-linked business	Other business	June 30, 2010 Total	December 31, 2009 Total
	(In £ Millions)
S&P—AAA	1,940	306	271	2,517	2,259
S&P—AA+ to AA-	881	563	1,235	2,679	1,594
S&P—A+ to A-	1,189	91	527	1,807	1,496
S&P—BBB+ to BBB-	647	114	191	952	682
S&P—Other	455	328	577	1,360	917

	5,112	1,402	2,801	9,315	6,948

Moody's—Aaa	117	69	30	216	134
Moody's—Aa1 to Aa3	40	53	22	115	349
Moody's—A1 to A3	117	20	106	243	309
Moody's—Baa1 to Baa3	55	13	35	103	40
Moody's—Other	21	—	12	33	15

	350	155	205	710	847

Fitch	33	190	14	237	39
Other	495	949	719	2,163	2,150

Total debt securities	5,990	2,696	3,739	12,425	9,984

  Of the £719 million (December 31, 2009: £517 million) of debt securities for other business which are not rated in the table above, £183 million (December 31, 2009: £225 million) are in respect of government bonds, £334 million (December 31, 2009: £265 million) are in respect of corporate bonds rated as investment grade by local external ratings agencies and £4 million (December 31, 2009: £22 million) are structured deposits which are themselves rated but where the specific deposits have not been.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

V     Debt securities portfolio (Continued)

(iv)
Asset Management Operations

  Total debt securities for asset management operations of £1,466 million (June 30, 2009: £978 million; December 31, 2009: £1,164 million), include £1,450 million (December 31, 2009: £1,149 million) relating to M&G of which £1,353 million (December 31, 2009: £1,072 million) were rated AAA to A- by S&P or Aaa by Moody's.

(v)
Group exposure to holdings in asset-backed securities

  The Group's exposure to holdings in asset-backed securities, which comprise residential mortgage-backed securities (RMBS), commercial mortgage-backed securities (CMBS), CDO funds and other asset-backed securities (ABS), at June 30, 2010 is as follows:

	June 30, 2010	December 31, 2009
	(In £ Millions)
Shareholder-backed operations:
UK insurance operations (note (i))	1,102	2,044
US insurance operations (note (ii))	6,921	6,376
Asian insurance operations (note (iii))	76	59
Other operations (note (iv))	360	326

	8,459	8,805

With-profits operations:
UK insurance operations (note (i))	4,682	6,451
Asian insurance operations (note (iii))	429	378

	5,111	6,829

Total	13,570	15,634

         Notes

  (i)
  UK insurance operations

    The UK insurance operations' exposure to asset-backed securities at June 30, 2010 comprises:

	June 30, 2010	December 31, 2009
	(In £ Millions)
Shareholder-backed business (June 30, 2010: 53% AAA, 19% AA)	1,102	2,044
With-profits operations (June 30, 2010: 48% AAA, 12% AA)	4,682	6,451

Total	5,784	8,495

    All of the £1,102 million (December 31, 2009: £2,044 million) exposure of the shareholder-backed business relates to the UK market and primarily relates to investments held by PRIL. £3,046 million of the £4,682 million (December 31, 2009: £4,695 million of the £6,451 million) exposure of the with-profits operations relates to exposure to the UK market while the remaining £1,636 million (December 31, 2009: £1,756 million) relates to exposure to the US market.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

V     Debt securities portfolio (Continued)

  (ii)
  US insurance operations

    US insurance operations' exposure to asset-backed securities at June 30, 2010 comprises:

	June 30, 2010	December 31, 2009
	(In £ Millions)
RMBS Sub-prime (June 30, 2010: 46% AAA, 6% AA)**	226	194
Alt-A (June 30, 2010: 17% AAA, 6% AA)	425	443
Prime (June 30, 2010: 83% AAA, 2% AA)	2,692	2,679
CMBS (June 30, 2010: 33% AAA, 14% AA)	2,494	2,104
CDO funds (June 30, 2010: 7% AAA, 8% AA)*, including £3m exposure to sub-prime	160	79
ABS (June 30, 2010: 30% AAA, 17% AA), including £nil exposure to sub-prime	924	877

Total	6,921	6,376

    *
    Including the Group's economic interest in Piedmont and other consolidated CDO funds.

    **
    RMBS ratings refer to the ratings implicit within NAIC risk-based capital valuation as described in note F (iii)(b).

  (iii)
  Asian insurance operations

    The Asian insurance operations' exposure to asset-backed securities is primarily held by the with-profits operations.

    The £429 million (December 31, 2009: £378 million) asset-backed securities exposure of the Asian with-profit operations comprises:

	June 30, 2010	December 31, 2009
	(In £ Millions)
RMBS—all without sub-prime exposure	—	—
CMBS	113	91
CDO funds and ABS	316	287

Total	429	378

    The £429 million (December 31, 2009: £378 million) includes £310 million (December 31, 2009: £228 million) held by investment funds consolidated under IFRS in recognition of the control arrangements for those funds and include an amount not owned by the Group with a corresponding liability of £16 million (December 31, 2009: £61 million) on the statement of financial position for net asset value attributable to external unit-holders in respect of these funds, which are non-recourse to the Group. Of the £429 million, 49 per cent (December 31, 2009: £378 million, 72 per cent) are investment graded by Standard & Poor's.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

V     Debt securities portfolio (Continued)

  (iv)
  Other operations

    Other operations' exposure to asset-backed securities at June 30, 2010 is held by Prudential Capital and comprises:

	June 30, 2010	December 31, 2009
	(In £ Millions)
RMBS Prime (June 30, 2010: 94% AAA, 6% AA)	143	91
CMBS (June 30, 2010: 32% AAA, 23% AA)	184	193
CDO funds and ABS	33	42

Total	360	326

W    Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealized loss position

(i)    Valuation basis

        Under IAS 39, unless categorized as "held to maturity" debt securities are required to be fair valued. Where available, quoted market prices are used. However, where securities do not have an externally quoted price based on regular trades or are quoted in markets that are no longer active as a result of market conditions, IAS 39 requires that valuation techniques be applied.

(ii)   Accounting presentation of gains and losses

        With the exception of debt securities of US insurance operations classified as 'available-for-sale' under IAS 39, unrealized value movements on the Group's investments are booked within the income statement. For with-profits operations, such value movements are reflected in changes to asset share liabilities to policyholders or the liability for unallocated surplus. For shareholder-backed operations, the unrealized value movements form part of the total return for the year booked in the profit before tax attributable to shareholders. Separately, as noted elsewhere and in note C and as applied previously, the Group provides an analysis of this profit distinguishing operating profit based on longer-term investment return and short-term fluctuations in investment returns.

        However, for debt securities classified as 'available-for-sale', unless impaired, fair value movements are recorded as part of other comprehensive income. Impairments are recorded in the income statement as shown in note F. This classification is applied for most of the debt securities of the Group's US insurance operations.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

W    Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealized loss position (Continued)

(iii)  First half of 2010 movements in unrealized gains and losses

        In the first half of 2010 there was a movement in the statement of financial position value for these debt securities classified as available-for-sale from a net unrealized gain of £4 million at December 31, 2009 to a net unrealized gain of £1,171 million at June 30, 2010. The gross unrealized gain in the statement of financial position increased from £970 million at December 31, 2009 to £1,692 million at June 30, 2010, while the gross unrealized loss decreased from £966 million at December 31, 2009 to £521 million at June 30, 2010.

        These features are included in the table shown below of the movements in the values of available-for-sale securities.

	June 30, 2010	Changes in Unrealized appreciation**	Foreign exchange translation	December 31, 2009
	(In £ Millions)
Assets fair valued at below book value
Book value*	3,796			8,220
Unrealized loss	(521)	512	(67)	(966)

Fair valued (as included in statement of financial position)	3,275			7,254

Assets fair valued at or above book value
Book value*	22,276			14,444
Unrealized gain	1,692	632	90	970

Fair value (as included in statement of financial position)	23,968			15,414

Total
Book value*	26,072			22,664
Net unrealized gain	1,171	1,144	23	4

Fair value (as included in statement of financial position)***	27,243			22,668

Reflected as part of movement in comprehensive income
Movement in unrealized appreciation	1,144			2,669
Exchange movements	23			232

	1,167			2,901

*
Book value represents cost/amortized cost of the debt securities.

**
Translated at the average rate of $1.5253: £1.

***
Debt securities for US operations included in the statement of financial position at June 30, 2010 of £27,371 million, and as referred to above comprise £27,243 million for securities classified as available-for-sale, as shown above, and £128 million for securities of consolidated investment funds classified as fair value through profit and loss.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

W    Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealized loss position (Continued)

        Included within the movement in unrealized valuation losses for the debt securities of Jackson of £512 million was an amount of £59 million relating to the sub-prime and Alt-A securities for which the carrying values at June 30, 2010 are shown in the note below.

(iv)  Securities in unrealized loss position

        The following tables show some key attributes of those securities that are in an unrealized loss position at June 30, 2010.

(a)   Fair value of securities as a percentage of book value

        The unrealized losses on unimpaired securities in Jackson's statement of financial position are £521 million (December 31, 2009: £966 million) relating to assets with fair market value and book value of £3,275 million (December 31, 2009: £7,254 million) and £3,796 million (December 31, 2009: £8,220 million) respectively. The following table shows the fair value of the securities in a gross unrealized loss position for various percentages of book value:

	June 30, 2010		December 31, 2009
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Between 90% and 100%	2,133	(70)	5,127	(169)
Between 80% and 90%	661	(111)	1,201	(203)
Below 80%	481	(340)	926	(594)

	3,275	(521)	7,254	(966)

        Included within the table above are amounts relating to sub-prime and Alt-A securities of:

	June 30, 2010		December 31, 2009
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Between 90% and 100%	118	(6)	102	(3)
Between 80% and 90%	95	(16)	160	(28)
Below 80%	103	(48)	159	(88)

	316	(70)	421	(119)

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

W    Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealized loss position (Continued)

(b)   Unrealized losses by maturity of security

	June 30, 2010	December 31, 2009
	(In £ Millions)
Less than 1 year	—	—
1 year to 5 years	(13)	(29)
5 years to 10 years	(31)	(127)
More than 10 years	(43)	(92)
Mortgage-backed and other debt securities	(434)	(718)

Total	(521)	(966)

(c)   Age analysis of unrealized losses for the periods indicated

        The following table shows the age analysis of all the unrealized losses in the portfolio by reference to the length of time the securities have been in an unrealized loss position:

	June 30, 2010			December 31, 2009
	Non investment grade	Investment grade	Total	Non investment grade	Investment grade	Total
	(In £ Millions)
Less than 6 months	(15)	(6)	(21)	(7)	(51)	(58)
6 months to 1 year	(3)	(4)	(7)	(25)	(59)	(84)
1 year to 2 years	(78)	(24)	(102)	(59)	(234)	(293)
2 years to 3 years	(121)	(68)	(189)	(125)	(199)	(324)
More than 3 years	(105)	(97)	(202)	(35)	(172)	(207)

	(322)	(199)	(521)	(251)	(715)	(966)

        At June 30, 2010, the gross unrealized losses in the statement of financial position for the sub-prime and Alt-A securities in an unrealized loss position were £70 million (December 31, 2009: £119 million), as shown above in note (a). Of these losses £5 million (December 31, 2009: £21 million) relate to securities that have been in an unrealized loss position for less than one year and £65 million (December 31, 2009: £98 million) to securities that have been in an unrealized loss position for more than one year.

(d)   Securities whose fair value were below 80 per cent of the book value

        As shown in the note (a) above, £340 million of the £521 million of gross unrealized losses at June 30, 2010 (December 31, 2009: £594 million of the £966 million of gross unrealized losses) related to securities whose fair value were below 80 per cent of the book value. The analysis of the £340 million (December 31, 2009: £594 million), by category of debt securities and by age analysis

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

W    Debt securities of US insurance operations: Valuation basis, accounting presentation of gains and losses and securities in an unrealized loss position (Continued)

indicating the length of time for which their fair value was below 80 per cent of the book value, is as follows:

	June 30, 2010		December 31, 2009
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Residential mortgage-backed securities
Prime	144	(66)	322	(153)
Alt-A	39	(15)	77	(33)
Sub-prime	64	(33)	82	(55)

	247	(114)	481	(241)
Commercial mortgage-backed securities	26	(57)	87	(86)
Other asset-backed securities	135	(142)	183	(188)

Total structured securities	408	(313)	751	(515)
Corporates	73	(27)	175	(79)

Total	481	(340)	926	(594)

	June 30, 2010		December 31, 2009
	Fair value	Unrealized loss	Fair value	Unrealized loss
	(In £ Millions)
Age analysis of fair value being below 80 per cent for the periods indicated
Less than 3 months	36	(11)	153	(45)
3 months to 6 months	6	(3)	5	(3)
More than 6 months	439	(326)	768	(546)

	481	(340)	926	(594)

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

X     Net core structural borrowings of shareholder-financed operations

	June 30, 2010	December 31, 2009
	(In £ Millions)
Core structural borrowings of shareholder-financed operations:
Perpetual subordinated capital securities (Innovative Tier 1 (note i))	1,533	1,422
Subordinated notes (Lower Tier 2 (note i))	1,234	1,269

Subordinated debt total	2,767	2,691
Senior debt (note iii):
2023	300	300
2029	249	249

Holding company total	3,316	3,240
Jackson surplus notes (Lower Tier 2 (note i))	166	154

Total (per summary consolidated statement of financial position (note iv))	3,482	3,394
Less: Holding company cash and short-term investments (recorded within the summary consolidated statement of financial position (note ii))	(1,023)	(1,486)

Net core structural borrowings of shareholder-financed operations	2,459	1,908

Notes

(i)
These debt classifications are consistent with the treatment of capital for regulatory purposes, as defined in the FSA handbook.

(ii)
Including central finance subsidiaries.

(iii)
The senior debt ranks above subordinated debt in the event of liquidation.

(iv)
In addition to the listed debt above, £200 million Floating Rate Notes were issued by Prudential plc in April 2010 which mature in October 2010. These notes have been wholly subscribed by a Group subsidiary and accordingly have been eliminated on consolidation in the Group financial statements. These notes were originally issued in October 2008 and have been reissued upon their maturity. (The notes in place at June 30, 2010 were issued in April 2010 and mature in October 2010.)

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

Y     Other borrowings

	June 30, 2010	December 31, 2009
	(In £ Millions)
Operational borrowings attributable to shareholder-financed operations
Borrowings in respect of short-term fixed income securities programs	2,564	2,038
Non-recourse borrowings of US operations	171	203
Other borrowings	499	510

Total	3,234	2,751

Borrowings attributable to with-profits operations
Non-recourse borrowings of consolidated investment funds	1,047	1,016
£100m 8.5% undated subordinated guaranteed bonds of the Scottish Amicable Insurance Fund	100	100
Other borrowings (predominantly obligations under finance leases)	166	168

Total	1,313	1,284

Note

(i)
Other borrowings include amounts where repayment to the lender is contingent on future surpluses emerging from certain contracts specified under the arrangement. If sufficient surplus emerges on the contracts, there is no recourse to other assets of the Group and the liability is not payable to the degree of shortfall.

Z      Defined benefit pension schemes

        The Group liability in respect of defined benefit pension schemes is as follows:

	June 30, 2010	December 31, 2009
	(In £ Millions)
Economic position:
Deficit, gross of deferred tax, based on scheme assets held, including investments in Prudential insurance policies:
Attributable to the PAC with-profits fund (i.e. absorbed by the liability for unallocated surplus).	(120)	(122)
Attributable to shareholder-backed operations (i.e. shareholders' equity)	(140)	(128)

Economic deficit	(260)	(250)
Exclude: investments in Prudential insurance liabilities (offset on consolidation in the Group financial statements against insurance liabilities)	(198)	(187)

Deficit under IAS 19 included in Provisions in the statement of financial position	(458)	(437)

        The Group business operations operate a number of pension schemes. The largest defined benefit scheme is the principal UK scheme, namely the Prudential Staff Pension Scheme (PSPS). In the UK, the Group also operates two smaller defined benefit schemes for UK employees in respect of Scottish

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

Z      Defined benefit pension schemes (Continued)

Amicable and M&G. For all three schemes the projected unit method was used for the most recent full actuarial valuations.

        The underlying position on an economic basis reflects the assets (including investments in Prudential policies that are offset against liabilities to policyholders on the Group consolidation) and the liabilities of the schemes. At June 30, 2010, the investments in Prudential policies comprise £94 million (December 31, 2009: £101 million) for PSPS and £198 million (December 31, 2009: £187 million) for the M&G scheme.

        Separately, the economic financial position also includes the effect of the application of IFRIC 14, "IAS 19—The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction". For PSPS, where there are constraints in the trust deed to prevent the company access, the surplus is not recognized and a liability to additional funding is established.

        At June 30, 2010, the Group has not recognized the underlying PSPS surplus of £309 million gross of deferred tax (December 31, 2009: £513 million) and has recognized a liability for deficit funding to June 30, 2012 for PSPS of £62 million gross of deferred tax (December 31, 2009: £75 million).

        Defined benefit schemes in the UK are generally required to be subject to full actuarial valuation every three years in order to assess the appropriate level of funding for schemes in relation to their commitments. These valuations include assessments of the likely rate of return on the assets held within the separate trustee administered funds. PSPS was last actuarially valued as at April 5, 2008. This valuation demonstrated the scheme to be 106 per cent funded. Although no formal deficit plan was required, an additional funding akin to deficit funding of £25 million per annum was agreed by the Trustees subject to a reassessment when the next valuation is completed. Deficit funding for PSPS is apportioned in the ratio of 70/30 between the PAC life fund and shareholder-backed operations following detailed consideration in 2005 of the sourcing of previous contributions.

        The valuation of the Scottish Amicable Pension Scheme as at March 31, 2008 demonstrated the scheme to be 91 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a seven year period were made from July 2009 of £7.3 million per annum. The IAS 19 deficit of the Scottish Amicable Pension Scheme at June 30, 2010 of £154 million (December 31, 2009: £139 million) has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders' fund.

        The valuation of the M&G pension scheme as at December 31, 2008 was finalized in January 2010 and demonstrated the scheme to be 76 per cent funded. Based on this valuation, deficit funding amounts designed to eliminate the actuarial deficit over a five year period are being made from January 2010 of £14.1 million per annum for the first two years and £9.3 million per annum for the subsequent three years. The IAS 19 deficit of the M&G pension scheme on an economic basis at June 30, 2010 was £44 million (December 31, 2009: £36 million) and is wholly attributable to shareholders.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

Z      Defined benefit pension schemes (Continued)

(i)    Assumptions

        The actuarial assumptions used in determining benefit obligations and the net periodic benefit costs for the period ended June 30, were as follows:

	June 30, 2010	June 30, 2009	December 31, 2009
	%	%	%
Discount rate*	5.4	6.4	5.8
Rate of increase in salaries	5.4	5.6	5.7
Rate of inflation**	3.4	3.6	3.7
Rate of increase of pensions in payment for inflation:
Guaranteed (maximum 5%)	3.4	3.6	3.7
Guaranteed (maximum 2.5%)	2.5	2.5	2.5
Discretionary	2.5	2.5	2.5
Expected return on plan assets	5.9	4.5	4.5

*
The discount rate has been determined by reference to an "AA" corporate bond index adjusted to allow for the difference in duration between the index and the pension liabilities.

**
The inflation assumption reflects the long-term assumption for the UK Retail Price Index (RPI).

        The calculations are based on current actuarially calculated mortality estimates with a specific allowance made for future improvements in mortality, which is broadly based on adjusted versions of the medium cohort projections prepared by the Continuous Mortality Investigation Bureau of the Institute and Faculty of Actuaries.

  The tables used for PSPS immediate annuities in payment at June 30, 2010 were:

  Male: 108.6 per cent PNMA 00 with medium cohort improvements subject to a floor of 1.75 per cent up to the age of 90, decreasing linearly to zero by age of 120; and

  Female: 103.4 per cent PNFA 00 with 75 per cent medium cohort improvements subject to a floor of one per cent up to the age of 90 and decreasing linearly to zero by age of 120.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

Z      Defined benefit pension schemes (Continued)

(ii)   Estimated pension scheme deficit—economic basis

        Movements on the pension scheme deficit (determined on the "economic basis") are as follows, with the effect of the application of IFRIC 14 being shown separately:

	Six months ended June 30, 2010
		(Charge) credit to income statement
	Surplus (deficit) in scheme at January 1, 2010	Operating results (based on longer-term investment returns) (note (a))	Actuarial and other gains and losses (note (b))	Contributions paid	Surplus (deficit) in scheme at June 30, 2010 (note (c))
	(In £ Millions)
All schemes underlying position (without the effect of IFRIC 14)
Surplus (deficit)	338	(3)	(265)	44	114
Less: amount attributable to PAC with-profits fund	(285)	(6)	174	(18)	(135)

Shareholders' share:
Gross of tax surplus (deficit)	53	(9)	(91)	26	(21)
Related tax	(15)	2	26	(7)	6

Net of shareholders' tax	38	(7)	(65)	19	(15)

Effect of IFRIC 14
Surplus (deficit)	(588)	(20)	234	—	(374)
Less: amount attributable to PAC with-profits fund	407	15	(167)	—	255

Shareholders' share:
Gross of tax surplus (deficit)	(181)	(5)	67	—	(119)
Related tax	51	2	(20)	—	33

Net of shareholders' tax	(130)	(3)	47	—	(86)

With the effect of IFRIC 14
Surplus (deficit)	(250)	(23)	(31)	44	(260)
Less: amount attributable to PAC with-profits fund	122	9	7	(18)	120

Shareholders' share:
Gross of tax surplus (deficit)	(128)	(14)	(24)	26	(140)
Related tax	36	4	6	(7)	39

Net of shareholders' tax	(92)	(10)	(18)	19	(101)

Notes

(a)
The components of the charge to operating results (gross of allocation of the share attributable to the PAC with-profits fund) are as follows:

	Six months ended June 30,
	2010	2009
	(In £ Millions)
Service cost	(18)	(16)
Finance (expense) income:
Interest on pension scheme liabilities	(147)	(140)
Expected return on assets	162	119

Total charge without the effect IFRIC 14	(3)	(37)
Effect of IFRIC 14 for pension schemes	(20)	14

Total charge after the effect of IFRIC 14	(23)	(23)

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

Z      Defined benefit pension schemes (Continued)

  The net charge to operating profit (gross of the share attributable to the PAC with-profits fund) of £23 million (first half of 2009: £23 million) is made up of a charge of £14 million (first half of 2009: £13 million) relating to PSPS and a charge of £9 million (first half of 2009: £10 million) for other schemes. This net charge represents:

	Six months ended June 30,
	2010	2009
	(In £ Millions)
Underlying IAS 19 charge for other pension schemes	(9)	(10)
Cash costs for PSPS	(12)	(11)
Unwind of discount on opening provision for deficit funding for PSPS	(2)	(2)

	(23)	(23)

  Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the charge to operating profit on longer-term investment returns for PSPS reflects the cash cost of contributions for ongoing service of active members. In addition, the charge to the operating results also includes a charge for the unwind of discount on the opening provision for deficit funding for PSPS.

(b)
The components of the credit (charge) for actuarial and other gains and losses (gross of allocation of the share attributable to the PAC with-profits fund but excluding the charge relating to the sold Taiwan agency business) are as follows:

	Six months ended June 30,
	2010	2009
	(In £ Millions)
Actual less expected return on assets	39	(405)
(Losses) gains on changes of assumptions for plan liabilities	(302)	50
Experience (losses) gains on liabilities	(2)	2

Total charge without the effect of IFRIC 14	(265)	(353)
Effect of IFRIC 14 for pension schemes	234	219

Actuarial and other gains and losses after the effect of IFRIC 14	(31)	(134)

  The net charge for actuarial and other gains and losses is recorded within the income statement but, within the segmental analysis of profit, the shareholders' share of actuarial and other gains and losses (i.e. net of allocation of the share to the PAC with-profits funds) is excluded from operating profit based on longer-term investment returns.

  The first half of 2010 actuarial losses of £265 million primarily reflects the effect of decreases in risk discount rates partially offset by the effect of decrease in inflation rate and the excess of market returns over long-term assumptions and experience gains on liabilities.

  Consistent with the derecognition of the Company's interest in the underlying IAS 19 surplus of PSPS, the actuarial gains and losses do not include those of PSPS. In addition, as a result of applying IFRIC 14, the Group has recognized a provision for deficit funding in respect of PSPS. The change in the first half of 2010 in relation to this provision recognized above as other gains and losses on defined benefit pension schemes was £nil (2009: £29 million).

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

Z      Defined benefit pension schemes (Continued)

(c)
On the "economic basis", after including the underlying assets represented by the investments in Prudential insurance policies as scheme assets, the underlying statements of financial position of the schemes were:

	June 30, 2010	December 31, 2009
	(In £ Millions)
Equities	839	1,096
Bonds	3,935	3,686
Properties	279	287
Cash-like investments	587	443

Total value of assets	5,640	5,512
Present value of benefit obligations	(5,526)	(5,174)

	114	338
Effect of the application of IFRIC 14 for pension schemes:
Derecognition of PSPS surplus	(309)	(513)
Adjust for obligation for deficit funding*	(65)	(75)

Pre-tax deficit	(260)	(250)

  *
  The £65 million adjustment at June 30, 2010 comprises £62 million for PSPS and £3 million for M&G pension scheme (December 31, 2009: all relating to PSPS).

(iii)  Sensitivity of the pension scheme liabilities of the PSPS, Scottish Amicable and M&G pension schemes to key variables

        The table below shows the sensitivity of the underlying PSPS, Scottish Amicable and M&G pension scheme liabilities at June 30, 2010 of £4,745 million, £542 million and £239 million, respectively (December 31, 2009: £4,436 million, £515 million and £223 million, respectively) to changes in discount rates and inflation rates. In addition, the table below shows the sensitivity of the underlying PSPS,

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

Z      Defined benefit pension schemes (Continued)

Scottish Amicable and M&G pension scheme liabilities at June 30, 2010 to changes to mortality rate assumptions.

June 30, 2010
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.4% to 5.2%	Increase in scheme liabilities by:
		PSPS	3.5%
		Scottish Amicable	5.1%
		M&G	5.2%
Discount rate	Increase by 0.2% from 5.4% to 5.6%	Decrease in scheme liabilities by:
		PSPS	3.4%
		Scottish Amicable	4.8%
		M&G	4.9%
Rate of inflation	Decrease by 0.2% from 3.4% to 3.2%	Decrease in scheme liabilities by:
	with consequent reduction in salary	PSPS	1.0%
	increases	Scottish Amicable	5.0%
		M&G	4.7%
Mortality rate	Increase life expectancy by 1 year	Increase in scheme liabilities by:
		PSPS	2.2%
		Scottish Amicable	2.2%
		M&G	2.5%

December 31, 2009
Assumption	Change in assumption	Impact on scheme liabilities on IAS 19 basis
Discount rate	Decrease by 0.2% from 5.8% to 5.6%	Increase in scheme liabilities by:
		PSPS	3.5%
		Scottish Amicable	5.2%
		M&G	4.9%
Discount rate	Increase by 0.2% from 5.8% to 6.0%	Decrease in scheme liabilities by:
		PSPS	3.2%
		Scottish Amicable	4.8%
		M&G	4.9%
Rate of inflation	Decrease by 0.2% from 3.7% to 3.5%	Decrease in scheme liabilities by:
	with consequent reduction in salary	PSPS	0.9%
	increases	Scottish Amicable	4.9%
		M&G	4.5%

        The sensitivity of the underlying pension scheme liabilities to changes in discount, inflation and mortality rates as shown above does not directly equate to an impact on the profit or loss attributable to shareholders or shareholders' equity due to the effect of the application of IFRIC 14 on PSPS and the allocation of a share of the interest in financial position of the PSPS and Scottish Amicable schemes to the PAC with-profits fund as described above.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

Z      Defined benefit pension schemes (Continued)

        The sensitivity to the changes in the key variables as shown in the table above has no significant impact on the pension costs included in the Group's operating results. This is due to the pension costs charged in each of the periods presented being derived largely from market conditions at the beginning of the period. After applying IFRIC 14 and to the extent attributable to shareholders, any residual impact from the changes to these variables is reflected as actuarial gains and losses on defined benefit pension schemes within the supplementary analysis of profits. The relevance of this to each of the three UK schemes is described further below.

        For PSPS, the underlying surplus of the scheme of £309 million (December 31, 2009: £513 million) has not been recognized under IFRIC 14. Any change in the underlying scheme liabilities to the extent that it is not sufficient to alter PSPS into a liability in excess of the deficit funding provision will not have an impact on the Group's results and financial position. Based on the underlying financial position of PSPS as at June 30, 2010, none of the changes to the underlying scheme liabilities for the changes in the variables shown in the table above have had an impact on the Group's first half of 2010 results and financial position.

        In the event that a change in the PSPS scheme liabilities results in a deficit position for the scheme which is recognizable, the deficit recognized affects the Group's results and financial position only to the extent of the amounts attributable to shareholder operations. The amounts attributable to the PAC with-profits fund are absorbed by the liability for unallocated surplus and have no direct effect on the profit or loss attributable to shareholders or shareholders' equity.

        The deficit of the Scottish Amicable pension scheme has been allocated 50 per cent to the PAC with-profits fund and 50 per cent to the shareholders. Accordingly, half of the changes to the scheme liabilities for the changes in the variables shown in the table above would have had an impact on the Group's results and financial position. The M&G pension scheme is wholly attributable to shareholders.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

AA    Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds

Group insurance operations

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of the Group is as follows:

	Insurance operations
	UK	US	Asia	Total
	(In £ Millions)
At January 1, 2010	126,195	48,311	21,911	196,417
Premiums	3,359	5,656	2,068	11,083
Surrenders	(2,060)	(1,767)	(858)	(4,685)
Maturities/Deaths	(3,546)	(418)	(206)	(4,170)

Net cash flows	(2,247)	3,471	1,004	2,228
Shareholders transfers post tax	(111)	—	(12)	(123)
Investment-related items and other movements	4,870	(424)	(250)	4,196
Foreign exchange translation differences	(513)	3,895	1,911	5,293
Acquisition of UOB Life Assurance Limited	—	—	968	968

At June 30, 2010	128,194	55,253	25,532	208,979

	Insurance operations
	UK	US	Asia	Total
	(In £ Millions)
At January 1, 2009	115,961	45,361	21,069	182,391
Premiums	3,511	3,850	1,712	9,073
Surrenders	(2,008)	(2,244)	(498)	(4,750)
Maturities/Deaths	(3,636)	(404)	(166)	(4,206)

Net cash flows	(2,133)	1,202	1,048	117
Shareholders transfers post tax	(105)	—	(9)	(114)
Change in reserving basis in Malaysia	—	—	(63)	(63)
Investment-related items and other movements	(1,316)	884	2,377	1,945
Foreign exchange translation differences	(23)	(5,955)	(2,682)	(8,660)
Disposal of Taiwan agency business	—	—	(3,508)	(3,508)

At June 30, 2009	112,384	41,492	18,232	172,108

        The items in the tables above represent the amount attributable to changes in policyholders' liabilities and unallocated surplus of with-profits funds as a result of each of the components listed.

        Premiums, surrenders and maturities / deaths represent the amounts impacting policyholder liabilities and may not represent the total cash paid / received (for example premiums are net of any deductions to cover acquisition costs and claims represents the policyholder liabilities released).

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

AA    Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds (Continued)

(i)    UK insurance operations

        A reconciliation of the total policyholder liabilities and unallocated surplus of with-profits funds of UK insurance operations is as follows:

		Other funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
	(In £ Millions)
At January 1, 2010	87,495	19,035	19,665	126,195
Premiums	1,624	933	802	3,359
Surrenders	(1,428)	(619)	(13)	(2,060)
Maturities/Deaths	(2,491)	(354)	(701)	(3,546)

Net cash flows	(2,295)	(40)	88	(2,247)
Shareholders transfers post tax	(111)	—	—	(111)
Switches	(133)	133	—	—
Assumption changes (shareholder-backed business)	—	—	(64)	(64)
Investment-related items and other movements (note (a))	3,171	358	1,405	4,934
Foreign exchange translation differences	(483)	(30)	—	(513)

At June 30, 2010	87,644	19,456	21,094	128,194

		Other funds and subsidiaries
	SAIF and PAC with-profits sub-fund	Unit-linked liabilities	Annuity and other long-term business	Total
	(In £ Millions)
At January 1, 2009	82,108	16,318	17,535	115,961
Premiums	1,688	893	930	3,511
Surrenders	(1,181)	(798)	(29)	(2,008)
Maturities/Deaths	(2,688)	(345)	(603)	(3,636)

Net cash flows	(2,181)	(250)	298	(2,133)
Shareholders transfers post tax	(105)	—	—	(105)
Switches	(135)	135	—	—
Investment-related items and other movements	(1,347)	76	(45)	(1,316)
Foreign exchange translation differences	(22)	(1)	—	(23)

At June 30, 2009	78,318	16,278	17,788	112,384

Note

(a)
Investment-related items and other movements in the SAIF and PAC with-profits sub-fund are mainly as a result of unrealized gains on bond and property holdings counteracted by unrealized losses on equity securities.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

AA    Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds (Continued)

(ii)   US insurance operations

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
	(In £ Millions)
At January 1, 2010	20,639	27,672	48,311
Premiums	3,524	2,132	5,656
Surrenders	(656)	(1,111)	(1,767)
Maturities/Deaths	(116)	(302)	(418)

Net cash flows (note (b))	2,752	719	3,471
Transfers from general to separate account	496	(496)	—
Investment-related items and other movements (note (c))	(1,273)	849	(424)
Foreign exchange translation differences (note (a))	1,677	2,218	3,895

At June 30, 2010	24,291	30,962	55,253

	Variable annuity separate account liabilities	Fixed annuity, GIC and other business	Total
	(In £ Millions)
At January 1, 2009	14,538	30,823	45,361
Premiums	1,698	2,152	3,850
Surrenders	(475)	(1,769)	(2,244)
Maturities/Deaths	(108)	(296)	(404)

Net cash flows (note (b))	1,115	87	1,202
Transfers from general to separate account	234	(234)	—
Investment-related items and other movements	659	225	884
Foreign exchange translation differences (note (a))	(2,034)	(3,921)	(5,955)

At June 30, 2009	14,512	26,980	41,492

Notes

(a)
Movements in the period have been translated at an average rate of 1.5253 (first half of 2009:1.4928). The closing balance has been translated at closing rate of 1.4961 (June 30, 2009:1.6469; December 31, 2009: 1.6149). Differences upon retranslation are included in foreign exchange translation differences.

(b)
Net cash flows (premiums less surrenders and maturities/deaths) were £3,471 million for the six months ended June 30, 2010 compared with £1,202 million for the six months ended June 30, 2009. These continuing strong positive in-flows reflected the increased new business volumes particularly of variable annuity business, in the period.

(c)
The negative investment-related and other movements in variable annuity separate account liabilities for the half year 2010 are mainly impacted by market movements in the period. The positive movement in investment and other movements of fixed annuity, GIC and other business primarily represents interest credited to policyholder accounts.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

AA    Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds (Continued)

(iii)  Asian insurance operations

	With-profits business	Unit-linked liabilities	Other	Total
	(In £ Millions)
At January 1, 2010	8,861	9,717	3,333	21,911
Premiums
New business (note (b))	57	492	206	755
In force	423	595	295	1,313

	480	1,087	501	2,068
Surrenders	(237)	(472)	(149)	(858)
Maturities/Deaths	(148)	(15)	(43)	(206)

Net cash flows (note (b))	95	600	309	1,004
Shareholders transfers post tax	(12)	—	—	(12)
Investment-related items and other movements (note d)	(47)	(320)	117	(250)
Foreign exchange translation differences (note a)	761	855	295	1,911
Acquisition of UOB Life Assurance Limited (note f)	504	3	461	968

At June 30, 2010	10,162	10,855	4,515	25,532

	With-profits business	Unit-linked liabilities	Other	Total
	(In £ Millions)
At January 1, 2009	8,094	7,220	5,755	21,069
Premiums
New business (note (b))	58	255	221	534
In force	358	576	244	1,178

	416	831	465	1,712
Surrenders	(207)	(197)	(94)	(498)
Maturities/Deaths	(133)	(9)	(24)	(166)

Net cash flows	76	625	347	1,048
Shareholders transfers post tax	(9)	—	—	(9)
Change in reserving basis in Malaysia (note (c))	—	(9)	(54)	(63)
Investment-related items and other movements	981	1,374	22	2,377
Foreign exchange translation differences (note (a))	(1,108)	(977)	(597)	(2,682)
Disposal of Taiwan agency business (note (e))	—	(724)	(2,784)	(3,508)

At June 30, 2009	8,034	7,509	2,689	18,232

Notes

(a)
Movements in the period have been translated at the average exchange rate for the six months ended June 30, 2010. The closing balance has been translated at the closing spot rate as at June 30, 2010. Differences upon retranslation are included in foreign exchange translation differences.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

AA    Analysis of movement in policyholder liabilities and unallocated surplus of with-profits funds (Continued)

(b)
New business premiums in the six months ended June 30, 2010 reflect the increase in new business sales.

(c)
The change in reserving basis in Malaysia of £63 million in 2009 reflects the change made following the adoption of a risk based capital (RBC) approach to the local regulatory reporting in that country.

(d)
The decrease in investment related and other items and other movements for with-profits and unit-linked business for the six months ended June 30, 2010 are mainly driven from Asian equity market losses in the period.

(e)
The disposal of Taiwan agency business in 2009 reflects the liabilities transferred at the date of disposal.

(f)
The acquisition of UOB Life Assurance Limited reflects the liabilities acquired at the date of acquisition.

AB    Share capital, share premium and own shares

	June 30, 2010
	Number of ordinary shares	Share capital	Share premium
		(In £ Millions)
Issued shares of 5p each fully paid:
At January 1, 2010	2,532,227,471	127	1,843
Shares issued under share option schemes	2,438,918	—	13
Shares issued in lieu of cash dividends	4,538,026	—	26
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	—	—	(26)

At June 30, 2010	2,539,204,415	127	1,856

	December 31, 2009
	Number of ordinary shares	Share capital	Share premium
		(In £ Millions)
Issued shares of 5p each fully paid:
At January 1, 2009	2,496,947,688	125	1,840
Shares issued under share option schemes	605,721	—	3
Shares issued in lieu of cash dividends	34,674,062	2	136
Transfer to retained earnings in respect of shares issued in lieu of cash dividends	—	—	(136)

At December 31, 2009	2,532,227,471	127	1,843

        Amounts recorded in share capital represent the nominal value of the shares issued. The difference between the proceeds received on issue of shares, net of issue costs, and the nominal value of shares issued is credited to the share premium account.

        At June 30, 2010, there were options outstanding under Save As You Earn schemes to subscribe for 11,327,786 (December 31, 2009: 12,230,833) shares at prices ranging from 266 pence to 572 pence (December 31, 2009: 266 pence to 572 pence) and exercisable by the year 2016 (2009: 2016). In addition, there are 17,292 (December 31, 2009: 17,292) conditional options outstanding under the

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

AB    Share capital, share premium and own shares (Continued)

Restricted Share Plan (RSP) and 7,287,645 shares (December 31, 2009:6,644,203) under the Group Performance Share Plan (GPSP) exercisable at £nil cost.

        The cost of own shares of £61 million as at June 30, 2010 (December 31, 2009: £75 million) is deducted from retained earnings. The Company has established trusts to facilitate the delivery of shares under employee incentive plans and savings-related share option schemes. At June 30, 2010, 4.5 million (December 31, 2009: 5.3 million) Prudential plc shares with a market value of £23 million (December 31, 2009: £34 million) were held in such trusts. Of this total, 4.1 million (December 31, 2009: 4.8 million) shares were held in trusts under employee incentive plans. In half year 2010, the Company purchased 4.1 million (December 31, 2009: 3.4 million) shares in respect of employee incentive plans at a cost of £18.9 million (December 31, 2009: £17 million). The maximum number of shares held in the first half of 2010 was 5.3 million which was at the beginning of the period.

        Of the total shares held in trust, 0.3 million (December 31, 2009: 0.5 million) shares were held by a qualifying employee share ownership trust. These shares are expected to be fully distributed in the future on maturity of savings-related share option schemes.

        The Group has consolidated a number of authorized investment funds where it is deemed to control these funds under IFRS. Some of these funds hold shares in Prudential plc. The total number of shares held by these funds at June 30, 2010 was 9.7 million (December 31, 2009: 10.6 million) and the cost of acquiring these shares of £46 million (December 31, 2009: £51 million) is included in the cost of own shares. The market value of these shares as at June 30, 2010 was £49 million (December 31, 2009: £67 million).

        All share transactions were made on an exchange other than the Stock Exchange of Hong Kong.

AC    Contingencies and related obligations

        There have been no material changes to the Group's contingencies and related obligations in the six month period ended June 30, 2010. An update to one of the Group's contingencies and related obligations since December 31, 2009 is set out below.

        Jackson owns debt instruments issued by securitization trusts managed by PPM America. As disclosed in the 2009 Annual Report, as at December 31, 2009, the support provided by certain forbearance agreements Jackson entered into with the counterparty to certain of these trusts could potentially expose Jackson to maximum losses of US$750 million, if circumstances allowed the forbearance period to cease. At June 30, 2010, the support provided by these agreements could potentially expose Jackson to maximum losses of US$512 million. Jackson believes that, so long as the forbearance period continues, the risk of loss under the agreements is remote.

        The Group is also involved in other litigation and regulatory issues. Whilst the outcome of such matters cannot be predicted with certainty, Prudential believes that the ultimate outcome of such litigation and regulatory issues will not have a material adverse effect on the Group's financial condition, results of operations or cash flows.

Prudential plc and Subsidiaries

Notes to the Unaudited Condensed Consolidated Interim Financial Statements (Continued)

June 30, 2010

AD    Related party transactions

        The nature of the related party transactions of the Group has not changed from those described in the Group's consolidated financial statements for the year ended December 31, 2009.

        There were no transactions with related parties during the six months ended June 30, 2010 which have had a material effect on the results or financial position of the Group.

AE    Post balance sheet events

Change to the Group's holding in PruHealth and PruProtect

        On August 1, 2010, Discovery Holdings of South Africa, the Group's joint venture partner in its investment in PruHealth and PruProtect, completed the acquisition of the entire share capital of Standard Life Healthcare, a wholly-owned subsidiary of the Standard Life Group, for £138 million. Discovery funded the purchase of the Standard Life Healthcare transaction, and contributed Standard Life Healthcare to PruHealth as a capital investment on completion. As a result of the transaction, Discovery have increased their shareholding in both PruHealth and PruProtect from the previous level of 50 per cent to 75 per cent, and Prudential's shareholding in each case has reduced from 50 per cent of the previous joint venture structure to 25 per cent of the new structure with the much enlarged business.

        The accounting impact of this transaction including any dilution gain or loss is being assessed and will be included with the Group's full year financial statements.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2010	PRUDENTIAL PUBLIC LIMITED COMPANY
	By:	/s/ CLIVE BURNS Clive Burns Head of Group Secretariat